   As filed with the Securities and Exchange Commission on November 4, 1999
                                                     Registration No. 333-86759
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                             Amendment No. 5
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                       Under The Securities Act of 1933

                                --------------

                             COBALT NETWORKS, INC.
            (Exact name of Registrant as specified in its charter)

                                --------------

            Delaware                             3670                            77-0440751
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)      Classification Code Number)           Identification Number)

                                           555 Ellis Street
                                       Mountain View, CA 94043
                                            (650) 623-2500

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                --------------

                                Kenton D. Chow
                            Chief Financial Officer
                               555 Ellis Street
                            Mountain View, CA 94043
                                (650) 623-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                --------------

                 Please send copies of all communications to:

     Robert P. Latta, Esq.                      Kevin P. Kennedy, Esq.
Wilson Sonsini Goodrich & Rosati                 Shearman & Sterling
    Professional Corporation                     1550 El Camino Real
       650 Page Mill Road                        Menlo Park, CA 94025
      Palo Alto, CA 94304                           (650) 330-2200
         (650) 493-9300

                                --------------

       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                                --------------

  If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                    Amount of
        Title of Each Class of              Proposed Maximum       Registration
     Securities to be Registered       Aggregate Offering Price(1)     Fee
-------------------------------------------------------------------------------
Common Stock, $0.001 par value.......         $126,500,000          $35,168(2)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 (o) under the Securities Act of 1933.

(2) A fee of $35,168 was previously paid.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion. Dated November 4, 1999.

                                5,000,000 Shares

                           [COBALT LOGO APPEARS HERE]

                                  Common Stock

                                  ----------

  This is an initial public offering of shares of common stock of Cobalt Networks, Inc. All of the shares of our common stock are being sold by Cobalt.

  At the request of Cobalt, the underwriters have reserved up to 250,000 shares of common stock for sale at the initial public offering price to friends of Cobalt through a directed share program. These friends include Cobalt's distributors, suppliers, original equipment manufacturers, open source software developers, friends and family members of employees and other persons Cobalt believes have contributed to the success of its products and the acceptance of server appliances.

  Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $20 and $22 per share. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "COBT".

  See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                                  ----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  ----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to Cobalt............................   $       $

  To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from Cobalt at the initial public offering price less the underwriting discount.

                                  ----------

  The underwriters expect to deliver the shares on           , 1999.

Goldman, Sachs & Co.

        Merrill Lynch & Co.

                 Robertson Stephens

                                                      SoundView Technology Group

                                  ----------

                         Prospectus dated       , 1999.

  [Description for EDGAR: Three pictures of Cobalt products showing in descending order, (1) a Cobalt Qube sitting on a Cobalt RaQ, (2) a stack of Cobalt RaQs and (3) a Cobalt Qube sitting on a desktop. Above the pictures is the name "Cobalt Networks". To the left of the pictures is the phrase "we take the power of networking and make it affordable, accessible and simple" and the Cobalt logo.]

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information regarding our company and our financial statements and notes to those statements appearing elsewhere in this prospectus.

                             Cobalt Networks, Inc.


  We provide server appliances, which are a new category of servers that work with other computing devices to provide services to network users. Server appliances are a type of network infrastructure device that is designed to facilitate the exchange of information over a computing network. Server appliances differ from general purpose servers because they are specifically designed and tailored to deliver one or a few network-based applications well as opposed to general purpose servers. Our server appliances enable small- to medium-sized organizations that could not previously establish a presence on the internet to do so easily, cost-effectively and reliably. As the number of internet users and businesses online increases, we believe the demand for server appliances will continue to grow.

  Our principal product lines, the Cobalt Qube and Cobalt RaQ, enable our customers to perform critical internet-related applications. Our server appliances can be used for file serving, web hosting and providing software applications over the internet. For example, our server appliances are often used to provide electronic mail to network users and to facilitate electronic commerce. Our products use Linux, which is referred to as an open source operating system because the source code is available at little or no cost. We have adapted Linux to the tasks our server appliances are designed to perform. We deliver our products with pre-loaded software applications developed by us and by the open source software developer community, as well as proprietary third-party applications. Our use of the Linux operating system enables us to leverage the rapid application development cycles of the open source software community to reduce the time to market for our innovative products.

  As of October 1, 1999, we had sold over 17,000 server appliances to more than 1,300 end user customers in more than 65 countries. Our target customers are small- to medium-sized organizations, including businesses, educational and government entities and branch offices of large organizations. We also target web hosting and application service providers that offer outsourced internet services to these end users. We sell our products directly and through channel partners such as distributors and system integrators.

                             Our Market Opportunity


  Historically, to create an internet presence an organization needed access to complex network technologies and one or more costly general purpose servers, which often require a technically skilled staff to maintain. The expense and technical complexity of these network technologies and general purpose servers often discourage their adoption by small- to medium-sized organizations, due to their limited budgets and technology skills. The high cost and complexity of general purpose servers also create challenges for web hosting and application service providers that seek to profitably differentiate themselves in an intensely competitive and price sensitive market by offering high value added services.

  Server appliances have been developed to address these challenges faced by small- to medium-sized organizations and web hosting and application service providers. Because server appliances are specifically designed and tailored to provide one or a few dedicated applications, they can be easy to use, administer and integrate with other infrastructure components, while providing a low cost, reliable solution.

  Dataquest, an independent research firm, expects the server appliance market to grow from $2.2 billion in 1999 to approximately $15.8 billion in 2003, representing a 64% compound annual growth rate. Dataquest expects the Linux-based server appliance market to grow at approximately 72% a year between 1999 and 2003 and represent approximately 24% of the total server appliance market, or $3.8 billion, in 2003.

                                  Our Strategy

  Our objective is to become the leading global provider in the emerging market for flexible, low cost server appliances. We intend to increase market acceptance of server appliances by continuing to offer products that are simple to operate without costly technical staff or a substantial investment in server hardware. We also intend to continue to promote third-party development of software applications for our products through partnership programs with independent, open source software developers. We expect to actively seek to encourage channel partners, original equipment manufacturers and web hosting and application service providers to add value to our products by modifying our products to meet specific customer needs. We intend to continue to create brand awareness with our products and creative marketing. Finally, we intend to continue to develop and release products that meet specific customer needs at relatively low prices that are customized in design to perform their tasks.

                              Recent Developments

  In September 1999, we entered into a five year agreement with Gateway, Inc., a build-to-order personal computer and services company, under which we have agreed, subject to agreement on product specifications, quantities and pricing, to design jointly and manufacture our products with modifications Gateway requests to meet the needs of Gateway's customers. These products will be sold by Gateway under its brand. We have agreed to provide support to Gateway for these Gateway labeled products. We have also agreed that we will not enter into similar arrangements for those jointly developed products with Gateway's competitors during the term of the agreement and Gateway has no current obligation to make any purchase orders under the agreement.

                               Other Information

  Unless otherwise noted, this prospectus assumes:

  . the automatic conversion of our outstanding mandatorily redeemable convertible preferred stock into common stock upon the closing of this offering;

  . the filing of our amended and restated certificate of incorporation authorizing a class of 10,000,000 shares of undesignated preferred stock upon the closing of the offering; and

  . no exercise by the underwriters of their option to purchase additional shares of our common stock in the offering.

  Our net revenues were $3.5 million for 1998 and $13.8 million for the nine months ended October 1, 1999. Our net losses were $10.5 million and $13.7 million for the same periods. Our total accumulated deficit was $13.2 million as of December 31, 1998 and was $28.2 million as of October 1, 1999.

  We filed our articles of incorporation in California in October 1996 under the name Viavision Systems, Inc. We changed our name to Cobalt Microserver, Inc. in March 1997 and to Cobalt Networks, Inc. in June 1998. We reincorporated in Delaware in October 1999. Our principal executive offices are located at 555 Ellis Street, Mountain View, California 94043. Our telephone number is (650) 623-2500.

                                  The Offering

Shares offered by Cobalt........................ 5,000,000 shares
Shares to be outstanding after the offering..... 27,298,052 shares
Use of proceeds................................. For general corporate purposes, including working capital, funding our operating
                                                  losses, capital expenditures and
                                                  potential acquisitions of complementary
                                                  businesses, products and technologies.
Nasdaq National Market symbol................... "COBT"

  The above information is based on 22,298,052 shares outstanding as of October 1, 1999 and excludes:

  . 3,595,066 shares issuable upon exercise of options outstanding at a weighted average exercise price of $3.30 per share as of November 4, 1999;

  . 277,634 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $3.60 per share as of November 4, 1999; and

  . a total of 4,693,413 shares available for future issuance under our various stock plans excluding the annual increases in the number of shares authorized under each of our plans beginning January 1, 2001. See "Management--Incentive Plans" for a description of how these annual increases are determined.

                   Summary Consolidated Financial Information
                     (in thousands, except per share data)

  The following table sets forth a summary of our consolidated statement of operations data for the periods presented. The pro forma net loss per share for the year ended December 31, 1998 and the nine months ended October 1, 1999 reflects the conversion of our mandatorily redeemable convertible preferred stock and the elimination of dividends and related charges.

                                            Year Ended
                           Period from     December 31,        Nine Months Ended
                          Oct. 18, 1996  -----------------  ------------------------
                          (inception) to                    September 30, October 1,
                          Dec. 31, 1996   1997      1998        1998         1999
                          -------------- -------  --------  ------------- ----------
Consolidated Statement
 of Operations Data:
Net revenues............      $   --     $   --   $  3,537     $ 1,513     $ 13,849
Gross profit............          --         --        414         123        4,820
Loss from operations....         (82)     (1,757)  (10,545)     (6,679)     (13,896)
Net loss................         (82)     (1,769)  (10,478)     (6,634)     (13,722)
Accretion of mandatorily
 redeemable
 convertible preferred
 stock..................          --         --       (828)       (331)      (1,330)
Net loss attributable to
 holders of common
 stock..................         (82)     (1,769)  (11,306)     (6,965)     (15,052)
Basic and diluted net
 loss per share
 attributable to holders
 of common stock........                 $ (4.09) $  (5.48)    $ (3.67)    $  (4.31)
Pro forma basic and
 diluted net loss per
 share .................                          $  (1.43)                $  (0.85)
Basic and diluted
 weighted average shares
 outstanding............                     432     2,065       1,896        3,491
Pro forma basic and
 diluted weighted
 average shares
 outstanding............                             7,330                   16,163

  The following table sets forth a summary of our consolidated balance sheet data as of October 1, 1999:

  .  on an actual basis;

  . on a pro forma basis to give effect to the automatic conversion of all of the outstanding shares of our mandatorily redeemable convertible preferred stock into shares of common stock upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the automatic conversion of the mandatorily redeemable convertible preferred stock and our receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $21 per share.

                                                      October 1, 1999
                                               -------------------------------
                                                                    Pro forma
                                                Actual   Pro forma as adjusted
                                               --------  --------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents..................... $ 25,730  $ 25,730   $122,330
Working capital...............................   19,867    19,867    116,467
Total assets..................................   33,758    33,758    130,358
Notes payable, less current portion...........       52        52         52
Mandatorily redeemable convertible preferred
 stock........................................   45,907       --         --
Total stockholders' equity (deficit)..........  (24,553)   21,354    117,954

                                  RISK FACTORS

  Any investment in our common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

                     Risks Related to Our Financial Results

We only began selling our products in March 1998 and, as a result, you may have difficulty evaluating our business and operating results.

  Our company was founded in October 1996, and we did not begin selling our products until March 1998. An investor in our common stock must consider the risks and difficulties we may encounter as an early stage company in the new and rapidly evolving server appliance market. Our limited historical financial performance may make it difficult for you to evaluate the success of our business to date and to assess its future viability. We cannot be certain that our business strategy will be successful.

We have a history of losses and may experience losses in the future, which could result in the market price of our common stock declining.

  Since our inception, we have incurred significant net losses, including net losses of $10.5 million in 1998 and $13.7 million in the nine months ended October 1, 1999. In addition, we had an accumulated deficit of $28.2 million as of October 1, 1999. We expect to continue to incur significant product development, sales and marketing and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability. We cannot be certain that we will achieve profitability in the future or, if we achieve profitability, to sustain it. If we do not achieve and maintain profitability, the market price for our common stock may decline, perhaps substantially.

  We anticipate that our expenses will increase substantially in the next 12 months as we:

  . increase our direct sales and marketing activities, particularly by expanding our direct sales forces;

  . develop our technology, expand our existing product lines and create and market additional server appliance products;

  .  make additional investments to develop our brand;

  .  expand our distribution and reseller channels;

  .  pursue original equipment manufacturing relationships; and

  . implement additional internal systems, develop additional infrastructure and hire additional management to keep pace with our growth.

  Any failure to significantly increase our revenues as we implement our product and distribution strategies would also harm our ability to achieve and maintain profitability and could negatively impact the market price of our common stock.

We may not be able to sustain our current revenue growth rates, which could cause our stock price to decline.

  Although our revenues grew rapidly in 1998 and have grown rapidly in 1999 to date, we do not believe that we will maintain this rate of revenue growth because we started from a small base of revenue, and it is difficult to maintain high percentage increases over a larger revenue base. In addition, growing competition, the incremental manner in which customers implement server appliances and our inexperience in selling our products to small- to medium-sized organizations could also affect our revenue growth. Any significant decrease in our rate of revenue growth after this offering would likely result in a decrease in our stock price.

Because our ability to accurately forecast our quarterly sales is limited, our costs are relatively fixed in the short term and we expect our business to be affected by seasonality, our quarterly operating results and our stock price may fluctuate.

  Because of our limited operating history and the new and rapidly evolving market for our server appliances, our ability to accurately forecast our quarterly sales is limited, which makes it difficult to predict the quarterly revenues that we will recognize. In addition, we cannot forecast operating expenses based on historical results, and most of our costs are for personnel and facilities, which are relatively fixed in the short term. If we have a shortfall in revenues in relation to our expenses, we may be unable to reduce our expenses quickly enough to avoid lower quarterly operating results. We do not know whether our business will grow rapidly enough to absorb the costs of these employees and facilities. As a result, our quarterly operating results could fluctuate, and such fluctuation could adversely affect the market price of our common stock.

  In addition, we expect to experience seasonality in the sales of our products. For example, we expect that sales may decline during summer months, particularly in Asian and European markets. We also anticipate that sales may be lower in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers. These seasonable variations in our sales may lead to fluctuations in our quarterly operating results. It is difficult for us to evaluate the degree to which this seasonality may affect our business because our growth may have largely overshadowed this seasonality in recent periods. In addition, concerns regarding year 2000 compliance issues may adversely affect the demand for products like ours if our customers divert resources to address year 2000 issues.

We have relied and expect to continue to rely on sales of our Cobalt Qube and Cobalt RaQ products for our revenues, and a decline in sales of these products could cause our revenues to fall.

  Historically, we have derived substantially all of our revenues from sales of our Cobalt Qube and Cobalt RaQ products. During 1998 and the nine months ended October 1, 1999, sales of Cobalt Qube and Cobalt RaQ products accounted for approximately 83% and 84% of our total revenues. We expect that these products will continue to account for a large portion of our total revenues for at least the next two fiscal years. Any factors adversely affecting the pricing of or demand for our Cobalt Qube and Cobalt RaQ products, including competition or technological change, could cause our revenues to decline and our business to suffer. Factors that may affect the market acceptance of our products, some of which are beyond our control, include the following:

  .  the growth and changing requirements of the server appliance market;

  . the performance, quality, price and total cost of ownership of our products;

  . the availability, price, quality and performance of competing products and technologies; and

  . the successful development of our relationships with original equipment manufacturer customers and existing and potential channel partners.

We may not succeed in developing and marketing new server appliance products, and our operating results may decline as a result.

  We are developing additional server appliance products that use the Linux operating system, particularly for use by web hosting and application service providers. Developing new products that meet the needs of web hosting and application service providers requires significant additional expenses and development resources. If we fail to successfully develop and market new products, our operating results will decline.

  We introduced our caching products in July 1998 and network attached storage products in May 1999. To date, these products have accounted for only a limited portion of our revenues. However, our future growth and profitability could be affected by our ability to increase sales of our caching and network attached storage products.

If we experience any increase in the length of our sales cycle, our quarterly operating results could become more unpredictable and our stock price may decline as a result.

  We experience sales cycles ranging from three weeks to four months for our products depending on the identity of the end user and whether the sale is direct or indirect. If we experience any increase in the length of our sales cycle, our quarterly operating results could become more unpredictable and our stock price could decline as a result. Sales of our Cobalt Qube products are generally limited to one unit per end user and do not involve a lengthy evaluation cycle, if any. We rely heavily for sales of this product on indirect selling, where our product is recommended by a reseller or distributor. If the sales cycle for our Cobalt Qube products becomes longer, our revenues could become less predictable. Our Cobalt RaQ and Cobalt Cache products are generally sold to customers who evaluate the products before committing to purchase them. In addition, for these products, a typical customer may purchase a small number of units and then incrementally increase the size of the installation over time. If customers were to implement enterprise-wide evaluation programs or purchase products for the entire organization at once, our sales cycle could lengthen and our revenues could be erratic from quarter to quarter. We do not have enough historical experience selling our Cobalt NAS products to determine how the sales cycle for these products will affect our revenues.

If we cannot increase our sales volumes, reduce our costs or introduce higher margin products to offset anticipated reductions in the average unit price of our products, our operating results may suffer.

  We have not experienced an overall decrease in the average selling prices of our products. However, we anticipate that as products in the server appliance market become more commoditized, the average unit price of our products may decrease in the future. The average unit price of our products may also decrease in response to changes in product mix, competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our revenues will decline. Changes in the mix of our sales, including the mix between higher margin Cobalt RaQ products and somewhat lower margin Cobalt Qube products, could adversely affect our operating results for future quarters. In addition, our margins could be affected if we invest additional resources in our lower margin Cobalt NAS products. To maintain our gross margins, we also must continue to reduce the manufacturing cost of our products. Further, as average unit prices of our current products decline, we must develop and introduce new products and product enhancements that sell at higher margins.

         Risks Related to Growth of Our Market and Acceptance of Linux

Our business is dependent on the adoption of server appliances to perform discrete tasks for corporate and internet-based computer networks and a decrease in their rates of adoption could cause the market price for our common stock to decline as a result of lower revenues or more limited investor expectations of the size of the market for our products.

  We expect that substantially all of our revenues will continue to come from sales of our server appliance products. As a result, we depend on the growing use of server appliances to perform discrete tasks for corporate and internet-based networks. If the role of server appliances does not increase as we anticipate, or if it in any way decreases, our revenues would decline. We believe that our expectations for the growth of the server appliance market may not be fulfilled if customers continue to use general purpose servers. The role of our server appliances could, for example, be limited if general purpose servers become better at performing the functions currently being performed by our server appliances or are offered at a lower cost. This could force us to lower the prices of our products or result in fewer sales of our products. In addition, if corporate information technology organizations do not accept Linux-based operating systems, or if there is a wide acceptance of alternative operating systems that provide enhanced capabilities, the market price of our stock could decline due to our lower operating results or investors' assessment that the growth potential for sales of our products is limited.

The server appliance market for web hosting and application service providers in which we compete is new and unpredictable, and if this market does not develop and expand as we anticipate, our revenues may not grow. In addition, consolidation in this market could result in our clients being absorbed into larger organizations which might not be as receptive to our products.

  The market for server appliance products, particularly those for use primarily by web hosting and application service providers--companies that provide internet, intranet, extranet and application hosting services to others--has only recently begun to develop and is evolving rapidly. Because this market is new, we cannot predict its potential size or future growth rate. Our revenues may not continue to grow and the market price for our common stock could decline if the server appliance market does not grow rapidly over a number of years.

  Our Cobalt RaQ products are used primarily by web hosting and application service providers. Recently, consolidation has begun to occur in the web hosting and application service provider market, and many large web hosting and application service providers are acquiring the smaller and the regional companies. For example, Verio, Inc. recently acquired our customer, digitalNation. Large web hosting and application service providers that provide hosting services may not be as receptive to our products, because their buying programs are more likely to be based on established, proprietary operating systems and general purpose servers. In addition, we expect that internet service providers that specialize in providing internet access and non-hosting services to consumers will not be substantial purchasers of our products.

  Small- to medium-sized organizations may not accept server appliances because they are less likely to be early adopters of new technologies due to their need for minimal service disruptions. As a result, we believe the rates of adoption of server appliances for small- to medium-sized organizations are unpredictable. Our success in generating net revenues in this emerging market will depend on, among other things, our ability to:

  . educate potential end users, original equipment manufacturers and channel partners about the benefits of server appliances;

  . establish and maintain relationships with leading original equipment manufacturers and maintain and enhance our relationships with our other channel partners; and

  . predict and base our products on technology that ultimately becomes industry standard.

Because our products use Linux as their operating system, the failure of Linux developers to enhance and develop the Linux kernel could impair our ability to release major product upgrades and maintain market share.

  We may not be able to release major upgrades of our Cobalt Qube, Cobalt RaQ, Cobalt Cache and Cobalt NAS products on a timely basis because our products use Linux as their operating system. The heart of Linux, the Linux kernel, is maintained by third parties. Linus Torvalds, the original developer of the Linux kernel, and a small group of independent engineers are primarily responsible for the development and evolution of the Linux kernel. If this group of developers fails to further develop the Linux kernel or if Mr. Torvalds or other prominent Linux developers were to no longer work on the Linux kernel, we would have to either rely on another party to further develop the kernel or develop it ourselves. To date we have optimized our Linux-based operating system based on a version of Red Hat Linux, which we have licensed for a nominal price. If we were unable to access Red Hat Linux, or Red Hat Linux were to become substantially more expensive to obtain, we would be required to spend additional time to obtain a tested, recognized version of the Linux kernel from another source or develop our own operating system internally. We cannot predict whether enhancements to the kernel would be available from reliable alternative sources. We could be forced to rely to a greater extent on our own development efforts, which would increase our development expenses and might delay our product release and upgrade schedules. In addition, any failure on the part of the kernel developers to further develop and enhance the kernel could stifle the development of additional Linux-based applications for use with our products.

We may not succeed if Linux fragments, and application developers do not develop software for our products.

  Our products utilize a version of the Red Hat Linux operating system that we have optimized for our server appliances. If Linux becomes a proprietary operating system model, like UNIX or Windows NT, and our products do not use the predominant Linux operating system, we may not be able to encourage third party developers to write software applications for use with our products. If this were to occur, our sales might be limited and our revenues could suffer.

                   Risks Related to Our Product Manufacturing

We may be unable to manufacture the targeted volume of our products, or any products at all, if our outside manufacturers are unable to meet our manufacturing needs because we have no internal manufacturing capacity.

  We rely on contract manufacturers to produce our products. In the future, we may need to find a new outside manufacturer that can manufacture our products in higher volume and at lower costs. We may not find a outside manufacturer that meets our needs. Additionally, qualifying a new outside manufacturer and commencing volume production is expensive and time consuming. If we are required or choose to change outside manufacturers, we may lose sales and our customer relationships may suffer.

We recently switched our outside product manufacturer and may experience transitional problems, including delays and quality control issues, that could cause us to lose sales and impair our ability to achieve profitability. In addition, we cannot be certain that our relationship with our second manufacturing source will continue in light of this change.

  We recently switched our contract manufacturer and we do not have enough experience with our new manufacturer to adequately judge the quality of its products or its capability to deliver these products on time. Prior to August 1999, almost all of our products were manufactured for us by a single manufacturer that also provided supply chain management for our products' components. In the quarter ended July 2, 1999, we experienced problems getting our products manufactured by this contractor in a timely fashion due in part to the increase in our volume requirements. In response to these problems, we switched the majority of our manufacturing to SMTC Manufacturing Corp., in August 1999. Although we believe that this will largely resolve the problems we faced during the quarter ended July 2, 1999, we cannot be certain that we will not face similar problems in the future. If we face similar problems in the future, we could lose sales and may not achieve profitability. Moreover, because our relationship with SMTC Manufacturing is new, we could face transitional problems with either the quality of the products or the coordination of the relationship that could delay our product shipments or increase our costs. If SMTC Manufacturing does not meet our volume and quality requirements, we may experience increased costs or lose sales to other vendors.

  SMTC Manufacturing is only obligated to supply products to us until August 2000 and only up to a quantity based on our forecasts. If SMTC Manufacturing experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our net revenues, competitive position and reputation.

  We have also qualified an additional manufacturing source, Flash Electronics, Inc. Although Flash has built limited quantities of our products in the past, we cannot be certain that we will be able to access sufficient production capacity at Flash upon demand or that Flash will agree to continue as a secondary manufacturer for us in light of our decision to use SMTC Manufacturing as our primary manufacturing contractor. If Flash does not continue to be available to manufacture our products, we may not be able to meet customer orders if SMTC Manufacturing cannot accommodate our needs.

We may experience production delays or disruptions if we relocate our manufacturing to offshore facilities, which could result in lost revenues.

  We anticipate that we may relocate our manufacturing operations for sales outside North America to one of SMTC Manufacturing's offshore manufacturing facilities during 2000. We could experience difficulties and disruptions in the manufacture of our products while we transition to a new facility. Manufacturing disruption could prevent us from achieving timely delivery of products and could result in lost revenues.

Because we depend on sole source and limited source suppliers for key components, we are susceptible to supply shortages that could prevent us from shipping customer orders on time, if at all, and result in lost sales.

  We depend upon single source suppliers for our industry standard processors and power supplies and our custom printed circuit boards, chassis and sheet metal parts. We also depend on limited sources to supply several other industry standard components. We have in the past experienced and may in the future experience shortages of, or difficulties in acquiring, these components. If we are unable to buy these components, we will not be able to manufacture our products on a timely basis or deliver our products to our customers.

Because we order components and materials based on rolling forecasts, we may overestimate or underestimate our component and material requirements, which could increase our costs or prevent us from meeting customer demand.

  We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors including specific supplier requirements, contract terms and current market demand for those components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our business and operating results.

                Risks Related to Our Marketing and Sales Efforts

Because we rely on channel partners to sell a majority of our products, our revenues could decline substantially if our existing channel partners do not continue to purchase products from us.

  We rely on our channel partners who are distributors, such as Ingram Micro, Merisel and Tech Data, resellers and system integrators to sell a majority of our products in the United States. A substantial majority of our sales outside of the United States are through other channel partners, and we rely on Nissho Electronics to sell a majority of our products in Japan. Sales to distributors accounted for 54% of our net revenues in 1998 and 85% of our net revenues in the nine months ended October 1, 1999. If we fail to sell our products through our existing channel partners, we would experience a material decline in revenues. Even if we are successful in selling our products through new channel partners, the rate of growth of our net revenues could be materially and adversely affected if our existing channel partners do not continue to sell a substantial number of our products. We cannot be certain that we will be able to attract channel partners that market our products effectively or provide timely and cost-effective customer support and service. None of our current channel partners are obligated to continue selling our products. We cannot be certain that any channel partner will continue to represent our products or that our channel partners will devote a sufficient amount of effort and resources to selling our products in their territories.

We may incur significant costs to promote our brand that may not result in the desired brand recognition by customers or increased sales.

  We believe that we need a strong brand to compete successfully. In order to attract and retain customers, we believe that our brand must be recognized and viewed favorably by end user customers. Although we intend to advertise and promote our brand, we cannot be certain that these strategies will be successful. If we are unable to design and implement effective marketing campaigns or otherwise fail to promote and maintain our brand, our sales could decline. Our business may also suffer if we incur excessive expenses in an attempt to promote and maintain our brand without a corresponding increase in revenues.

We need to expand our direct and indirect sales channels, and if we fail to do so, our growth could be limited.

  In order to increase market awareness and sales of our products, we will need to substantially expand our direct and indirect sales operations, both domestically and internationally. If we fail in this endeavor, our growth will be limited. To date, we have relied primarily on our direct sales force to generate demand for our products by regional and national web hosting and application service providers. Our products require a sophisticated sales effort targeted at our prospective customers' information technology departments. We have recently expanded our direct sales force and plan to hire additional sales personnel. Competition for qualified sales people is intense, and we might not be able to hire the quality and number of sales people we require.

Our expansion to international markets will result in higher personnel costs and could reduce our operating margins due to the higher costs of international sales.

  We must expand the number of channel partners who sell our products or our direct international sales presence to significantly increase our international sales. We may incur higher personnel costs by hiring direct sales staff that may not result in an increase in our revenues. We may not realize corresponding increases in operating margins from increases in international sales, due to the higher costs of these sales. Our sales outside of the United States represented 44% of our total revenues in 1998 and 56% of our total revenues in the nine months ended October 1, 1999. To date, we have relied primarily on international channel partners and have only recently begun to employ direct sales staff outside of the United States. Even if we are able to successfully expand our direct and indirect international selling efforts, we cannot be certain that we will be able to create or increase international market demand for our products.

If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers and attract new customers.

  We currently have a small customer service and support organization and will need to increase our staff to support new customers and the expanding needs of our existing customers. If we are unable to expand our customer service and support organization, we may not be able to retain our existing customers and attract new customers. Hiring customer service and support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of the Linux operating environment.

We do not have a consulting staff, and our revenues may suffer if customers demand extensive consulting or other support services.

  Our products are designed to require little or no support from us and to be deployed quickly and easily by our customers. Many of our competitors offer extensive consulting services in addition to server appliance products. If we introduced a product that required extensive consulting services for installation and use or if our customers wanted to purchase from a single vendor a menu of items that included extensive consulting services, we would be required to change our business model. We would be required to hire and train consultants, outsource the consulting services or enter into a joint venture with another company that could provide those services. If these events were to occur, our future profits would likely suffer because customers would choose another vendor or we would incur the added expense of hiring and retaining consulting personnel.

                Risks Related to Competition Within Our Industry

We may not be able to effectively compete against providers of general purpose servers or limited purpose servers as a result of their greater financial resources and brand awareness.

  In the market for server appliances, we face significant competition from larger companies who market general purpose servers or limited purpose servers and have greater financial resources and name recognition than we do. We believe that Compaq, Dell, Gateway, Hewlett-Packard, IBM, Sun Microsystems or other server manufacturers, each of which is also currently competing with us by manufacturing and selling general purpose servers or limited purpose servers, could also introduce server products that include the functionality that we currently provide in our products at lower prices. If these vendors provide lower cost server appliances that perform comparable functions to our products coupled with the broader applications of their existing product lines, our products could become obsolete. Even if the functionality of the standard features of these products is equivalent to ours, we face a substantial risk that a significant number of customers would elect to pay a premium for similar functionality rather than purchase products from a less well-known vendor.

  We may face competition in the future from established companies that have only recently entered the server appliance market, such as Intel, Novell or Oracle or from emerging software companies. Barriers to entry in the server appliance market are relatively low. Increased competition may negatively affect our business and future operating results by leading to price reductions, higher selling expenses or a reduction in our market share.

Our revenues could be reduced if general purpose server manufacturers make acquisitions in order to join their extensive distribution capabilities with our smaller competitors' products.

  Compaq, Dell, Gateway, Hewlett-Packard, IBM, Sun Microsystems and other server manufacturers may not only develop their own server appliance solutions, but they may also acquire or establish cooperative relationships with our other current competitors, including smaller private companies. Because general purpose server manufacturers have significant financial and organizational resources available, they may be able to quickly penetrate the server appliance market by leveraging the technology and expertise of smaller companies and utilizing their own extensive distribution channels. We expect that the server appliance industry will continue to consolidate. For example, Whistle Communications, a server appliance company, was recently acquired by IBM. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We may sell fewer products if other vendors' products are no longer compatible with ours or other vendors bundle their products with those of our competitors and sell them at lower prices.

  Our ability to sell our products depends in part on the compatibility of our products with other vendors' software and hardware products. Developers of these products may change their products so that they will no longer be compatible with our products. These other vendors may also decide to bundle their products with other server appliances for promotional purposes and discount the sales price of the bundle. If that were to happen, our business and future operating results could suffer if we were no longer able to offer commercially viable products.

Server appliance products are subject to rapid technological change due to changing operating system software and network hardware and software configurations, and our products could be rendered obsolete by new technologies.

  The server appliance market is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge. For example, sales of our products may be limited if customers widely adopt Windows 2000-based server appliances, and our products, which do not currently operate on the Windows 2000 platform, fail to provide comparable functionality.

  Computer networks in which servers perform functions for other computers, such as a personal computer on an employee's desk, are inherently complex. As a result, we cannot accurately estimate the life cycles of our server appliance products. New products and product enhancements can require long development and testing periods, which requires us to hire and retain increasingly scarce, technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new products could seriously damage our business. We have, on occasion, experienced delays in the scheduled introduction of new and enhanced products and cannot be certain that we will avoid similar delays in the future.

  Our future success depends upon our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. We cannot be certain that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

 Risks Related to Our Products' Dependence on Intellectual Property and Our Use
                                  of Our Brand

We may not be able to preserve the value of our products' intellectual property because we do not have any patents and other vendors could challenge our other intellectual property rights.

  Our products are differentiated from those of our competitors by our internally developed technology that is incorporated into our products. If we fail to protect our intellectual property, other vendors could sell products with features similar to ours, and this could reduce demand for our products. We protect our intellectual property through a combination of copyright, trade secret and trademark laws. We have only recently commenced a patent program and to date have only filed one patent application. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to our intellectual property and the distribution of our server appliances, integrated software, documentation and other proprietary information. We believe that such measures afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around the copyrights and trade secrets we own. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as those in the United States. Our means of protecting our proprietary rights may be inadequate.

We have invested substantial resources in developing our products and our brand, and our operating results would suffer if we were subject to a protracted infringement claim or one with a significant damages award.

  Substantial litigation regarding intellectual property rights and brand names exists in our industry. We expect that server appliance products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. We are not aware that our products employ technology that infringes any proprietary rights of third parties. However, third parties may claim that we infringe their intellectual property rights. Any claims, with or without merit, could:

  .  be time consuming to defend;

  .  result in costly litigation;

  .  divert our management's attention and resources;

  .  cause product shipment delays; or

  .  require us to enter into royalty or licensing agreements.

  These royalty or licensing agreements may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us or our failure or inability to license the infringed or similar technology could adversely affect our business because we would not be able to sell the impacted product without redeveloping it or incurring significant additional expenses.

  For example, in December 1998, CUBE Computer Corporation sued us for trademark infringement, alleging that our use of the term "Qube" in connection with our products infringes CUBE Computer Corporation's trademark. Cube has claimed damages equalling our profits from sales under the Cobalt Qube label, Cube's lost profits resulting from our alleged infringement of the trademark and attorney fees. In October 1999, Cube requested a preliminary injunction from the U.S. District Court to restrain us from selling products under the Cobalt Qube label. Cube's request was denied on October 28, 1999. Cube appealed this ruling to the United States Court of Appeals for the Second Circuit on November 2, 1999. Although we believe this claim is without merit, in the event we were to lose this litigation with CUBE, we could be forced to pay CUBE significant monetary damages, a royalty for continuing use of our Cobalt Qube trademark or be barred from using the name altogether. This could result in us losing the brand equity which we have established for our Cobalt Qube products.

                      Other Risks Related to Our Business

Our recent growth has placed a significant strain on our management systems and resources and we may be unable to effectively control our costs and implement our business strategies as a result.

  We continue to increase the scope of our operations and have grown our headcount substantially. As of December 31, 1998, we had a total of 68 employees, and as of October 1, 1999 we had a total of 127 employees. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our new employees quickly and effectively. We also cannot be sure that our revenues will continue to grow at a sufficient rate to absorb the costs associated with a larger overall headcount, as well as recruiting-related expenses.

  This growth has placed, and we expect that any future growth we experience will continue to place, a significant strain on our management, systems and resources. To manage the anticipated growth of our operations, we may be required to:

  . improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

  .  hire, train and manage additional qualified personnel; and

  . establish relationships with additional suppliers and partners while maintaining our existing relationships.

Because our strategy to expand our international operations is subject to uncertainties, we may not be able to enter new international markets or generate a significant level of revenues from those markets outside of the United States in which we currently operate.

  Customers outside of the United States accounted for $1.6 million of our net revenues in 1998 and $7.8 million of our net revenues in the nine months ended October 1, 1999. Although international sales represented a majority of our sales in the nine months ended October 1, 1999, the absolute dollar amount of our international sales was relatively small and must grow substantially in order for us to achieve and maintain profitability. We plan to increase our international sales activities, but we have limited experience in developing foreign language translations of our products and little direct experience marketing and distributing our products internationally.

  We conduct direct sales activities in Japan, the United Kingdom, Germany and the Netherlands and indirect sales activities in Asia, elsewhere in Europe and Mexico. Our international operations are subject to other inherent risks, including:

  .  the impact of recessions in economies outside the United States;

  . greater difficulty in accounts receivable collection and longer collection periods;

  .  unexpected changes in regulatory requirements;

  .  difficulties and costs of staffing and managing foreign operations;

  .  reduced protection for intellectual property rights in some countries;

  .  potentially adverse tax consequences; and

  .  political and economic instability.

We do not know what the impact of any Year 2000 problems with our products or our internal systems would be.

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to determine whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results.

  We are in the final stages of assessing our Year 2000 readiness. We have concluded a preliminary investigation and performed limited testing to determine whether each component of our products and our products in development are Year 2000 compliant. Our server appliance products operate in complex system environments and directly and indirectly interact with a number of other hardware and software systems. Despite the investigation and testing by us and our partners, our server appliance products and the underlying systems and protocols running our products may contain errors or defects associated with Year 2000 date functions. We are unable to predict to what extent our business may be affected if our software or the systems that operate in conjunction with our software experience a material Year 2000 failure. Known or unknown errors or defects that affect the operation of our server appliances could result in:

  .  delay or loss of revenues;

  .  cancellation of customer contracts;

  .  diversion of development resources;

  .  damage to our reputation;

  .  increased maintenance and warranty costs; or

  .  litigation costs;

any of which could adversely affect our business, financial condition and results of operations.

  Despite investigation and testing by us, our internal systems may contain errors or defects associated with Year 2000 date functions. We are unable to predict to what extent our core business functions may be affected if our internal systems or software experience a material Year 2000 failure. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Year 2000 Readiness" for a description of our Year 2000 readiness efforts.

We rely on the services of our founders and other key personnel, and those persons' knowledge of our business and technical expertise would be difficult to replace.

  Our products and technologies are complex and we are substantially dependent upon the continued service of our existing engineering personnel, and especially Stephen DeWitt, our President and Chief Executive Officer, and Vivek Mehra, our Chief Technology Officer and one of our founders. The loss of any of our key employees could adversely affect our business and slow our product development processes. Although we maintain key person life insurance policies on our key employees, the amount of this insurance may be inadequate to compensate us for their loss.

Errors in our products or the failure of our products to conform to specifications could result in our customers demanding refunds from us or asserting claims for damages against us.

  Because our server appliance products are complex, they could contain errors or bugs that can be detected at any point in a product's life cycle. In the past we have discovered errors in some of our products and have experienced delays in the shipment of our products during the period required to correct these errors. These delays have principally related to new product releases. To date none of these delays has materially affected our business. While we continually test our products for errors and work with customers through our customer support services to identify and correct bugs in our software and other product problems, errors in our products may be found in the future. Although many of these errors may prove to be immaterial, any of these errors could be significant. Detection of any significant errors may result in:

  .  the loss of or delay in market acceptance and sales of our products;

  .  diversion of development resources;

  .  injury to our reputation; or

  .  increased maintenance and warranty costs.

  These problems could harm our business and future operating results. Product errors or delays could be material, including any product errors or delays associated with the introduction of new products or the versions of our products that support operating systems other than Linux. Occasionally, we have warranted that our products will operate in accordance with specified customer requirements. If our products fail to conform to these specifications, customers could demand a refund for the purchase price or assert claims for damages.

  Moreover, because our products are used in connection with critical distributed computing systems services, we may receive significant liability claims if our products do not work properly. Our agreements with customers typically contain provisions intended to limit our exposure to liability claims. However, these limitations may not preclude all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, could seriously damage our reputation and our business.

                         Risks Related to this Offering

Our stock will likely be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control, that may prevent our stockholders from reselling our common stock at a profit.

  The securities markets have experienced significant price and volume fluctuations in the past and the market prices of the securities of technology companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

We have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively.

  Our management could spend most of the proceeds from this offering in ways with which our stockholders may not agree or that do not yield a favorable return. Our primary purpose in conducting this offering is to create a public market for our common stock. As of the date of this prospectus, we plan to use the proceeds from this offering for working capital and general corporate purposes. We may also use the proceeds in future strategic acquisitions but do not have any acquisitions planned. Until we need to use the proceeds of this offering, we plan to invest the net proceeds in investment grade, interest-bearing securities.

Our officers and persons affiliated with our directors hold a substantial portion of our stock and could reject mergers or other business combinations that a stockholder may believe are desirable.

  We anticipate that our directors, officers and individuals or entities affiliated with our directors will beneficially own approximately 20.9% of our outstanding common stock as a group after this offering closes. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors or the rejection of a merger or other business combination that other stockholders may believe is desirable.

The provisions of our charter documents may inhibit potential acquisition bids that a stockholder may believe are desirable, and the market price of our common stock may be lower as a result.

  Upon completion of this offering, our board of directors will have the authority to issue up to 10,000,000 shares of preferred stock. The board of directors can fix the price, rights, preferences, privileges and restrictions of the preferred stock without any further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction. As a result, the market price of our common stock and the voting and other rights of our stockholders may be adversely affected. The issuance of preferred stock may result in the loss of voting control to other stockholders. We have no current plans to issue any shares of preferred stock.

  Our charter documents contain anti-takeover devices including:

  .  only one of the three classes of directors is elected each year;

  . the ability of our stockholders to remove directors without cause is limited;

  .  the right of stockholders to act by written consent has been eliminated;

  . the right of stockholders to call a special meeting of stockholders has been eliminated; and

  . a requirement of advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

  These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. As a result, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts. These provisions may also prevent changes in our management.

Delaware law may inhibit potential acquisition bids; this may adversely affect the market price of our common stock, discourage merger offers and prevent changes in our management.

  Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our company. Upon completion of this offering, we will be subject to the antitakeover provision of the Delaware General Corporation Law, which regulates corporate acquisitions. See "Description of Capital Stock" for a discussion of how Section 203 operates. Under Delaware law, a corporation may opt out of the antitakeover provisions. We do not intend to opt out of the antitakeover provisions of Delaware Law.

A total of 22,298,052, or 81.7%, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

  Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

  After this offering, we will have outstanding 27,298,052 shares of common stock. This includes 5,000,000 shares that we are selling in the offering, which may be resold immediately in the public market. The remaining 22,298,052 shares will become eligible for resale in the public market as shown in the table below.

   Number of shares/Percent
   outstanding after the offering                  Date of availability for resale into public market
   ------------------------------                  --------------------------------------------------
         100,000 /  0.4%          30 days after the date of the final prospectus due to an agreement the family of a deceased co-founder has with Cobalt and the underwriters. However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time.

      22,198,052 / 81.3%          180 days after the date of the final prospectus due to agreements these stockholders have with Cobalt and the underwriters.
                                   However, the underwriters can waive this restriction and allow these stockholders to sell their shares at any time. Of these shares,
                                   13,972,832 shares will be subject to sales volume limitations under the federal securities laws.

                           FORWARD-LOOKING STATEMENTS

  This prospectus, including the sections entitled "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors". These factors may cause our actual results to differ materially from any forward-looking statement.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.

                                USE OF PROCEEDS

  We estimate that the net proceeds from the sale of the shares of common stock that we are selling in this offering will be approximately $96.6 million or $111.2 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $21 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

  The principal purposes of this offering are to:

  .  fund our operating losses;

  .  increase our working capital;

  .  fund our capital expenditures; and

  .  create a public market for our common stock.

The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of or investments in products, technologies and businesses. However, we currently have no present commitments or agreements with respect to any acquisitions or investments. Pending these uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

  We have never declared or paid any dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of October 1, 1999. Our capitalization is presented:

  .  on an actual basis;

  . on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our mandatorily redeemable convertible preferred stock into shares of common stock upon the closing of this offering; and

  . on a pro forma as adjusted basis to reflect the automatic conversion of our mandatorily redeemable convertible preferred stock and our receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $21 per share.

                                                    As of October 1, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                        (in thousands)
Notes payable, less current portion............ $     52  $     52    $     52
                                                --------  --------    --------
Mandatorily redeemable convertible preferred
 stock, $.001 par value, 17,609,875 shares
 authorized actual and pro forma, 17,179,383
 shares issued and outstanding, actual; no
 shares issued or outstanding, pro forma and
 pro forma as adjusted.........................   45,907       --          --
                                                --------  --------    --------
Stockholders' equity (deficit):
 Preferred stock, $.001 par value, no shares
  authorized, issued or outstanding, actual
  and pro forma; 10,000,000 shares authorized,
  no shares issued or outstanding, pro forma
  as adjusted..................................      --        --          --
 Common stock, $.001 par value, 26,000,000
  shares authorized, actual and pro forma;
  5,118,669 shares issued and outstanding,
  actual; 22,298,052 shares issued and
  outstanding, pro forma; 120,000,000 shares
  authorized, 27,298,052 shares issued and
  outstanding, pro forma as adjusted...........        5        22          27
 Additional paid-in capital....................   11,840    57,730     154,325
 Unearned stock compensation...................   (7,747)   (7,747)     (7,747)
 Note receivable from stockholder..............     (442)     (442)       (442)
 Accumulated deficit...........................  (28,209)  (28,209)    (28,209)
                                                --------  --------    --------
   Total stockholders' equity (deficit)........  (24,553)   21,354     117,954
                                                --------  --------    --------
     Total capitalization...................... $ 21,406  $ 21,406    $118,006
                                                ========  ========    ========

  In addition to the shares of common stock to be outstanding after the offering, we may issue additional shares of common stock under the following plans and arrangements:

  . 3,595,066 shares issuable upon exercise of options outstanding at a weighted average exercise price of $3.30 per share as of November 4, 1999;

  . 277,634 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $3.60 per share as of November 4, 1999; and

  . a total of 4,693,413 shares available for future issuance under our various stock plans excluding the annual increases in the number of shares authorized under each of our plans beginning January 1, 2001. See "Management--Incentive Plans" for a description of how these annual increases are determined.

  Please read the capitalization table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes beginning on page F-1.

                                    DILUTION

  Our pro forma net tangible book value as of October 1, 1999 was $21.4 million, or $0.96 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of our mandatorily redeemable convertible preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $21 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of October 1, 1999 would have been approximately $118 million or $4.32 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $3.36 per share to existing stockholders and an immediate dilution of $16.68 per share to new investors of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share...................       $21.00
  Pro forma net tangible book value per share as of October 1,
   1999........................................................... $0.96
  Increase per share attributable to new investors................  3.36
                                                                   -----
Pro forma net tangible book value per share after this offering...         4.32
                                                                         ------
Dilution per share to new investors...............................        16.68
                                                                         ======


  The following table summarizes on a pro forma basis after giving effect to the offering, based on an assumed initial public offering price of $21 per share, as of October 1, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid:

                                                                         Average
                                  Shares Purchased  Total Consideration   Price
                                 ------------------ --------------------   Per
                                   Number   Percent    Amount    Percent  Share
                                 ---------- ------- ------------ ------- -------
Existing stockholders........... 22,298,052   81.7% $ 48,201,369   31.5% $ 2.16
New investors...................  5,000,000   18.3   105,000,000   68.5   21.00
                                 ----------  -----  ------------  -----
  Total......................... 27,298,052  100.0% $153,201,369  100.0%
                                 ==========  =====  ============  =====

  The foregoing discussion and tables are based upon the number of shares actually issued and outstanding on October 1, 1999 and assume no exercise of options or warrants outstanding as of October 1, 1999. As of that date, there were:

  . 3,275,516 shares issuable upon exercise of options outstanding at a weighted average exercise price of $1.79 per share; and

  . 431,100 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $3.05 per share.

  Assuming the exercise in full of all of the outstanding options and warrants, our pro forma as adjusted net tangible book value at October 1, 1999 would be $4.04 per share, representing an immediate increase in net tangible book value of $3.08 per share to our existing stockholders and an immediate decrease in the net tangible book value of $16.96 to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto. The selected consolidated statement of operations data for the period from October 18, 1996 (inception) to December 31, 1996, for the years ended December 31, 1997 and 1998 and for the nine months ended October 1, 1999, and the selected consolidated balance sheet data as of December 31, 1997 and 1998 and October 1, 1999, are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1996 is derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 1998, are derived from unaudited consolidated financial statements included elsewhere in this prospectus. We prepared the unaudited consolidated financial statements on substantially the same basis as the audited consolidated financial statements and, in our opinion, they include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. The historical results presented below are not necessarily indicative of future results.

  Our mandatorily redeemable convertible preferred stock had a feature which required us to repurchase the preferred stock from its holders at their election. Accretion of mandatorily redeemable convertible preferred stock represents the charge to retained earnings we took in 1998 and the nine months ended October 1, 1999 to reflect this potential liability. As of April 26, 1999, the accretion was no longer required due to a change in the terms of the preferred stock. The outstanding shares of mandatorily redeemable convertible preferred stock will convert into shares of our common stock on a one for one basis in connection with the closing of this offering and no dividends will be paid or converted into common stock. The pro forma net loss per share for the year ended December 31, 1998 and the nine months ended October 1, 1999 reflect the elimination of the accretion and the conversion of our preferred stock.

                                              Year Ended
                             Period from     December 31,        Nine Months Ended
                           Oct. 18, 1996   -----------------  ------------------------
                            (Inception)                       September 30, October 1,
                          to Dec. 31, 1996  1997      1998        1998         1999
                          ---------------- -------  --------  ------------- ----------
                                    (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Net revenues............       $ --        $   --   $  3,537     $ 1,513     $ 13,849
Cost of revenues........         --            --      3,123       1,390        9,029
                               -----       -------  --------     -------     --------
 Gross profit...........         --            --        414         123        4,820
                               -----       -------  --------     -------     --------
Operating expenses:
 Research and
  development...........          22         1,067     3,483       2,373        4,337
 Sales and marketing....         --            245     5,581       3,349       10,246
 General and
  administrative........          60           445     1,895       1,080        2,624
 Amortization of stock
  compensation..........         --            --        --          --         1,509
                               -----       -------  --------     -------     --------
   Total operating
    expenses............          82         1,757    10,959       6,802       18,716
                               -----       -------  --------     -------     --------
Loss from operations....         (82)       (1,757)  (10,545)     (6,679)     (13,896)
Interest income
 (expense), net.........         --            (12)       67          45          174
                               -----       -------  --------     -------     --------
Net loss................         (82)       (1,769)  (10,478)     (6,634)     (13,722)
Accretion of mandatorily
 redeemable convertible
 preferred stock........         --            --       (828)       (331)      (1,330)
                               -----       -------  --------     -------     --------
Net loss attributable to
 holders of common
 stock..................       $ (82)      $(1,769) $(11,306)    $(6,965)    $(15,052)
                               =====       =======  ========     =======     ========
Basic and diluted net
 loss per share
 attributable to holders
 of common stock........                   $ (4.09) $  (5.48)    $ (3.67)    $  (4.31)
                                           =======  ========     =======     ========
Basic and diluted
 weighted average shares
 outstanding............                       432     2,065       1,896        3,491
                                           =======  ========     =======     ========
Pro forma basic and
 diluted net loss per
 share..................                            $  (1.43)                $  (0.85)
                                                    ========                 ========
Pro forma basic and
 diluted weighted
 average shares
 outstanding............                               7,330                   16,163
                                                    ========                 ========

                                               December 31,
                                          ------------------------  October 1,
                                          1996    1997      1998       1999
                                          -----  -------  --------  ----------
Consolidated Balance Sheet Data:
Cash and cash equivalents................ $  15  $ 1,738  $  2,090   $25,730
Working capital (deficit)................  (105)   1,542    (1,912)   19,867
Total assets.............................    42    1,998     6,145    33,758
Notes payable, less current portion......    70      --         84        52
Mandatorily redeemable convertible
 preferred stock.........................   --     3,551    12,339    45,907
Total stockholders' deficit..............   (82)  (1,847)  (13,073)  (24,553)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements and related notes included elsewhere in this prospectus. In addition to historical information, the discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking statements due to factors including, but not limited to, those factors set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

  We provide server appliances, which are computers that work with other devices to deliver one or a few network-based applications well to network users. Server appliances are a type of equipment known as network infrastructure devices. Our products deliver network-based applications in a flexible and reliable manner that is simpler and more cost-effective than current solutions. From our inception in October 1996 to March 1998, our operations consisted primarily of start-up and initial product development activities, recruiting personnel and raising capital. In March 1998, we shipped our first server appliance product, the Cobalt Qube. Since that time, we have expanded our product family into several new markets with our Cobalt RaQ, Cobalt Cache and Cobalt NAS product lines.

  Since our inception in 1996, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and technical support departments, and to establish an administrative organization. As a result, we had an accumulated deficit of $28.2 million as of October 1, 1999. We anticipate that our operating expenses will increase substantially in the future as we increase our sales and marketing operations, develop new channels, fund greater levels of research and development, broaden our technical support and improve our operational and financial systems. Accordingly, we will need to generate significant revenues to achieve profitability. In addition, our limited operating history makes it difficult for us to predict future operating results and, accordingly, there can be no assurance that we will sustain revenue growth or achieve profitability in future quarters.

  We currently derive substantially all of our net revenues from sales of a limited number of products. During 1998 and the nine months ended October 1, 1999, respectively, 83% and 84% of our net revenues were derived from sales of our Cobalt Qube and Cobalt RaQ products. Although we began selling our Cobalt Cache products in 1998 and Cobalt NAS products during the nine months ended October 1, 1999, we expect that a substantial majority of our revenues in 1999 will continue to be generated from sales of our Cobalt Qube and Cobalt RaQ products.

  We sell our products directly through our sales force and indirectly through channel partners that include distributors, resellers and system integrators. Indirect sales are a majority of our total sales and account for substantially all of our sales outside of the United States. In 1998 and the nine months ended October 1, 1999, respectively, 46% and 15% of our net revenues were from direct sales. The decrease in direct sales as a percentage of net revenues reflected the more rapid growth of sales through channel partners relative to the growth of direct sales. However, the absolute dollar amount of direct sales rose from $1.6 million in 1998 to $2.0 million in the nine months ended October 1, 1999.

  Indirect sales were 54% of our net revenues in 1998 and 85% of our net revenues in the nine months ended October 1, 1999. In 1998, approximately 12% of our net revenues came from sales to one of our distributors, Nissho Electronics. For the nine months ended October 1, 1999, sales to two of our distributors, Nissho Electronics and Tech Data, accounted for 16% and 12% of our net revenues, respectively. While we are seeking to diversify our customer base and expand the portion of our net revenues which is derived from sales through various channels, we anticipate that our operating results will continue to depend on volume sales to a relatively small number of channel partners.

  For direct sales and sales to resellers and system integrators, we record revenues upon shipment. For sales to distributors, we recognize revenues upon estimated sell through to the end users as our contracts generally provide the distributor with limited rights of return. As a result, we defer recognition of gross profit, captioned on our balance sheet as deferred margin, on inventory held by distributors until we record the revenues and cost of revenues on a sell through basis. Revenues from service obligations are deferred and recognized on a straight line basis over the contractual period.

  We provide allowances for estimated sales returns and warranty costs at the time of revenue recognition based on our historical results. To date, our actual sales returns and warranty expenditures have each been less than 5% of net revenues in any quarter. However, our past product return and warranty experience may not be indicative of future product return rates and warranty costs.

  Although we enter into general sales contracts with our channel partners, none of our channel partners is obligated to purchase any amount of our products pursuant to these contracts. We rely on our channel partners to submit purchase orders for specific quantities of our products.

Our gross profit is affected by:

  .  fluctuations in demand for our products;

  .  the mix of products sold;

  .  the mix of sales channels through which our products are sold;

  .  the mix of sales within and outside North America;

  .  the timing and size of customer orders;

  .  new product introductions by us and our competitors;

  .  changes in our pricing policies;

  .  changes in component costs; and

  . the volume manufacturing prices we are able to obtain from our contract manufacturers.

  We recorded unearned stock compensation on our balance sheet of $8.9 million in connection with stock option grants to our employees that were granted between July 1, 1998 and October 1, 1999. We will amortize this stock compensation over the vesting period of the related options. During the nine months ended October 1, 1999, we amortized $1.2 million of stock compensation. During the remainder of 1999 and in 2000, we expect to amortize stock compensation of:

 Fiscal Quarter                                        Expected Amortization of
     Ending                                               Stock Compensation
 --------------                                        ------------------------
                                                            (in thousands)
December 31, 1999.....................................          $1,244
March 31, 2000........................................           1,232
June 30, 2000.........................................           1,211
September 29, 2000....................................             865
December 29, 2000.....................................             626

  We then expect aggregate per quarter stock compensation amortization of between $531,000 and $318,000 during 2001, between $262,000 and $116,000 during
2002 and between $78,000 and $10,000 during 2003. The amount of stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

  As of October 1, 1999, we had approximately $18 million of federal and $14 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. These net operating loss carryforwards expire beginning in 2011 and 2004, respectively. We have not recognized any benefit from the future use of loss carryforwards for these periods or for any other period since inception because of uncertainty surrounding their realization. The amount of net operating losses that we can utilize may be limited under tax regulations in circumstances including a cumulative stock ownership change of more than 50% over a three year period. It is possible that such a change may have already occurred or could occur as a result of this offering.

  Our net loss attributable to holders of common stock includes accretion charges to increase over time the carrying amount of our mandatorily redeemable convertible preferred stock to the amount we would be required to pay if the preferred stock were to be redeemed. As of April 26, 1999, we stopped recording these charges because we changed the terms of the preferred stock to limit the redemption amount to its original issue price plus accrued dividends.

  We had 127 employees as of October 1, 1999, a substantial increase from 68 as of December 31, 1998 and 14 as of December 31, 1997. This rapid growth has placed significant demands on our management and operational resources. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis.

  . our total revenues do not increase relative to our operating expenses;

  .  our management systems do not expand to meet increasing demands;

  .  we fail to attract, assimilate and retain qualified personnel, or

  .  our management otherwise fails to manage our expansion effectively,

  We could experience a decline in our revenues and operating results.

  Until January 1, 1999, we operated on calendar fiscal quarters and a fiscal year ending December 31. Beginning in 1999, we operate on thirteen week fiscal quarters ending on a Friday. Therefore, in 1999 our fiscal quarters end on April 2, July 2, October 1 and December 31. Fiscal 2000 will end on December 29, 2000.

Results of Operations

Nine Months Ended September 30, 1998 and October 1, 1999

 Net Revenues

  We began volume shipments of our Cobalt Qube product line in March 1998. Net revenues increased from $1.5 million for the nine months ended September 30, 1998 to $13.8 million in the nine months ended October 1, 1999. Of the increase in net revenues, 33% was the result of increased sales to new and existing customers of our Cobalt Qube product line and 51% to the September 1998 introduction of the Cobalt RaQ. The remaining increase was due to the introduction of our Cobalt Cache product line and Cobalt NAS product line in July 1998 and April 1999, respectively, and an expansion of our sales through our channel partners.

  Net revenues from sales outside the United States increased from $630,000 in the nine months ended September 30, 1998 to $7.8 million in the nine months ended October 1, 1999. The increase in absolute dollars was due to expansion of our operations in Japan, Europe and other countries. One factor relating to the increase in net revenues in the Japanese market was our introduction of a Japanese language user interface in May 1998. Our net revenues from sales outside the United States were primarily denominated in U.S. dollars. The effect of foreign exchange fluctuations did not have a significant impact on our results.

 Cost of Revenues and Gross Profit

  Cost of revenues includes technology license fees, manufacturing costs, manufacturing personnel expenses, packaging and shipping costs and warranty expenses. We have outsourced our manufacturing and repair operations. Accordingly, for the nine months ended September 30, 1998 approximately 62% and for the nine months ended October 1, 1999 approximately 80% of our cost of revenues consists of payments to our contract manufacturers. Cost of revenues increased from $1.4 million in the nine months ended September 30, 1998 to $9.0 million in the nine months ended October 1, 1999. The increase in cost of revenues was primarily due to increased sales volume and the introduction of new products. We believe that our cost of revenues will increase in absolute dollars in future periods but will continue to fluctuate as a percentage of net revenues.

  Gross profit increased from $123,000 in the nine months ended September 30, 1998 to $4.8 million in the nine months ended October 1, 1999. Gross profit as a percentage of net revenues increased from 8.1% in the nine months ended September 30, 1998 to 34.8% in the nine months ended October 1, 1999. The increase in gross profit was primarily due to increased sales volume and the introduction of new products. We believe that the rate of growth of the increase in gross profit will not be sustainable in future quarters.

 Research and Development Expenses

  Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development, fees paid to consultants and outside service providers, material costs for prototype and test units and other expenses related to the design, development, testing and enhancements of our products. We expense all of our research and development costs as they are incurred. Research and development expenses increased from $2.4 million in the nine months ended September 30, 1998 to $4.3 million in the nine months ended October 1, 1999. Of this increase, 62% was due to the hiring of additional research and development personnel, 17% was due to consulting costs and 14% was due to materials used in research and development. As net revenues have increased, research and development expenses have declined as a percentage of net revenues from 157% in the nine months ended September 30, 1998 to 31% in the nine months ended October 1, 1999. We believe that a significant level of investment in product research and development is required to remain competitive. Accordingly, we expect to continue to devote substantial resources to product research and development such that research and development expenses will increase in absolute dollars but will continue to fluctuate as a percentage of net revenues.

 Sales and Marketing Expenses

  Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with trade shows, promotional activities, advertising and public relations. Sales and marketing expenses increased from $3.3 million in the nine months ended September 30, 1998 to $10.2 million in the nine months ended October 1, 1999. Of the increase in sales and marketing expenses, 40% was due to the expansion of our international sales and marketing efforts, particularly with respect to our branding campaign, advertising and tradeshows and 25% was due to the hiring of additional sales and marketing personnel in the United States. As net revenues have increased, these expenses have declined as a percentage of net revenues from 221% in the nine months ended September 30, 1998 to 74% in the nine months ended October 1, 1999. We intend to expand our sales and marketing operations and efforts substantially, both domestically and internationally, in order to increase market awareness and to generate sales of our products. Accordingly, we expect our sales and marketing expenses to increase in absolute dollars but continue to fluctuate as a percentage of net revenues.

 General and Administrative Expenses

  General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, information technology, facilities and human resources personnel, recruiting expenses, professional fees and costs associated with expanding our information systems. General and administrative expenses increased from $1.1 million in the nine months ended September 30, 1998 to $2.6 million in the nine months ended October 1, 1999. Of the increase, 64% was due to the hiring of additional administrative personnel, and 27% was due to increased facilities costs. As net revenues have increased, these expenses have declined as a percentage of net revenues from 71% in the nine months ended September 30, 1998 to 19% in the nine months ended October 1, 1999. We expect these expenses to increase in absolute dollars but continue to fluctuate as a percentage of net revenues as we add personnel and incur additional costs related to the growth of our business, expansion of our information infrastructure and our operation as a public company.

 Amortization of Stock Compensation

  In connection with the grant of stock options to employees for the period from July 1, 1998 to October 1, 1999, we recorded unearned stock compensation within stockholders' equity of approximately $8.9 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. We recorded no stock compensation amortization in the nine months ended September 30, 1998. We recorded amortization of stock compensation of $1.5 million during the nine months ended October 1, 1999. The amount of stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

 Interest Income (Expense), Net

  Interest income (expense), net includes income from our cash investments net of expenses related to our debt and lease financing obligations. We had net interest income of $45,000 in the nine months ended September 30, 1998 and $174,000 net interest income in the nine months ended October 1, 1999. The change from the nine months ended September 30, 1998 was primarily due to an increase in interest income earned on proceeds from issuances of our preferred stock and was partially offset by increased interest charges on debt and capital lease obligations.

October 18, 1996 (inception) to December 31, 1996 and Years Ended December 31, 1997 and 1998

 Net Revenues

  We had net revenues of $3.5 million in 1998, principally related to sales of the Cobalt Qube and Cobalt RaQ. We had no net revenues in either 1996 or 1997. Net revenues from sales outside of the United States were approximately 44% of net revenues in 1998, primarily in Japan and Europe, which accounted for 21% and 15% of our net revenues in 1998, respectively.

 Cost of Revenues

  Cost of revenues was $3.1 million in 1998. There was no cost of revenues in 1996 or 1997.

 Research and Development

  Research and development expenses increased from $22,000 in 1996 to $1.1 million in 1997 and to $3.5 million in 1998 of the increase in research and development expenses, 83% was due to expanded technology development efforts related to our new products, user interfaces, Linux operating system customization and application software.

 Sales and Marketing

  We had no sales and marketing expenses in 1996. Sales and marketing expenses increased from $245,000 in 1997 to $5.6 million in 1998. Of the increase in sales and marketing expenses during 1998, 38% was due to the addition of new sales, marketing and customer support personnel and 52% was due to product launches, sales channel growth and our expansion of our global selling efforts, which emphasizes the support of sales and service through distributors and resellers.

 General and Administrative

  General and administrative expenses increased from $60,000 in 1996 to $445,000 in 1997 and to $1.9 million in 1998. Of the increase in general and administrative expenses in each period, 48% was due to the hiring of additional personnel and 20% was related to expansion of our facilities to support the growth of our business.

 Interest Income (Expense), Net

  We had no interest income (expense), net in 1996. We had net interest expense of $12,000 in 1997 and net interest income of $67,000 in 1998. The net change from 1997 to 1998 was due to interest income on the increased average cash and cash equivalents balances as a result of our issuances of capital stock.

Quarterly Results of Operations

  The following table presents our consolidated operating results for each of the seven quarters in the period from January 1, 1998 through October 1, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                 Quarter Ended
                         -------------------------------------------------------------------------
                         Mar. 31,   June 30,   Sept. 30,   Dec. 31,   Apr. 2,    July 2,   Oct. 1,
                           1998       1998       1998        1998       1999      1999      1999
                         --------   --------   ---------   --------   --------   -------   -------
                                            (dollars in thousands)
Consolidated Statement
 of Operations Data:
Net revenues............ $     70   $    379   $  1,064    $  2,024   $  2,634   $ 5,029   $ 6,186
Cost of revenues........      155        427        808       1,733      2,002     3,154     3,873
                         --------   --------   --------    --------   --------   -------   -------
   Gross profit (loss)..      (85)       (48)       256         291        632     1,875     2,313
                         --------   --------   --------    --------   --------   -------   -------
Operating expenses:
 Research and
  development...........      528        855        990       1,110      1,397     1,374     1,566
 Sales and marketing....      590      1,050      1,709       2,232      2,753     3,520     3,973
 General and
  administrative........      242        351        487         815        621       833     1,170
 Amortization of stock
  compensation..........      --         --         --          --         140       113     1,256
                         --------   --------   --------    --------   --------   -------   -------
   Total operating
    expenses............    1,360      2,256      3,186       4,157      4,911     5,840     7,965
                         --------   --------   --------    --------   --------   -------   -------
Loss from operations....   (1,445)    (2,304)    (2,930)     (3,866)    (4,279)   (3,965)   (5,652)
Interest income
 (expense), net.........        7        (10)        48          22       (128)      128       174
                         --------   --------   --------    --------   --------   -------   -------
Net loss................ $ (1,438)  $ (2,314)  $ (2,882)   $ (3,844)  $ (4,407)  $(3,837)  $(5,478)
                         ========   ========   ========    ========   ========   =======   =======
As a Percentage of Net
 Revenues:
Net revenues............    100.0 %    100.0 %    100.0 %     100.0 %    100.0 %   100.0 %   100.0 %
Cost of revenues........    221.4      112.7       75.9        85.6       76.0      62.7      62.6
                         --------   --------   --------    --------   --------   -------   -------
   Gross profit (loss)..   (121.4)     (12.7)      24.1        14.4       24.0      37.3      37.4
                         --------   --------   --------    --------   --------   -------   -------
Operating expenses:
 Research and
  development...........    754.3      225.6       93.0        54.8       53.0      27.3      25.3
 Sales and marketing....    842.9      277.0      160.6       110.3      104.5      70.0      64.2
 General and
  administrative........    345.7       92.6       45.8        40.3       23.6      16.6      18.9
 Amortization of stock
  compensation..........      --         --         --          --         5.3       2.2      20.3
                         --------   --------   --------    --------   --------   -------   -------
   Total operating
    expenses............  1,942.9      595.2      299.4       205.4      186.4     116.1     128.7
                         --------   --------   --------    --------   --------   -------   -------
Loss from operations.... (2,064.3)    (607.9)    (275.3)     (191.0)    (162.4)    (78.8)    (91.3)
Interest income
 (expense), net.........     10.0       (2.6)       4.5         1.1       (4.9)      2.5       2.8
                         --------   --------   --------    --------   --------   -------   -------
Net loss................ (2,054.3)%   (610.5)%   (270.8)%    (189.9)%   (167.3)%   (76.3)%   (88.5)%
                         ========   ========   ========    ========   ========   =======   =======

  Net revenues increased in each of the seven quarters from January 1, 1998 through October 1, 1999. These quarterly increases were primarily due to the introduction of our Cobalt RaQ and to a lesser extent, our Cobalt Cache and Cobalt NAS products, increased sales of our Cobalt Qube products, and the addition of new channel partners and web hosting and application service provider customers.

  Cost of revenues increased in each of the seven quarters from January 1, 1998 through October 1, 1999 as a result of increased unit sales. Gross profit generally increased in each of the seven quarters from January 1, 1998 through October 1, 1999 due to increases in the volume of sales and the realization of associated economies of scale as well as the introduction of the higher margin Cobalt RaQ products.

  Research and development expenses increased in each of the five quarters from January 1, 1998 to April 2, 1999 and the quarter ended October 1, 1999, primarily due to the addition of personnel and costs incurred for the development of new products. For the quarter ended July 2, 1999, research and development expenses decreased relative to the prior quarter as a result of relatively high contract research and development expenses in the prior quarter.

  Sales and marketing expenses increased in each of the seven quarters from January 1, 1998 to October 1, 1999 due to the hiring of additional sales personnel, higher commission expense resulting from increased unit sales, marketing programs, tradeshows and customer support.

  General and administrative expenses generally increased for each of the five quarters from January 1, 1998 to April 2, 1999 and the quarter ended October 1, 1999. For the quarter ended April 2, 1999, general and administrative expenses decreased relative to the prior quarter as a result of moving costs we incurred in connection with our move to a new corporate headquarters facility in Mountain View, California during the prior quarter.

  As a result of our limited operating history, we cannot forecast operating expenses based on historical results. Accordingly, we base our expenses in part on future revenue projections. Most of our expenses are fixed in nature, and we may not be able to quickly reduce spending if revenues are lower than we have projected. Our ability to forecast our quarterly sales accurately is limited, which makes it difficult to predict the quarterly revenues that we will recognize. We expect that our business, operating results and financial condition would be harmed if revenues did not meet projections.

  We expect that our revenues and operating results may vary significantly from quarter to quarter, and we anticipate that our expenses will increase substantially for at least the next two fiscal years as we:

  . increase our sales and marketing activities, including expanding our North American and international direct sales forces;

  .  expand our indirect channels;

  . develop our technology, expand our product lines and create and market new products; and

  .  pursue strategic relationships and acquisitions.

Accordingly, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of future performance.

Liquidity and Capital Resources

  Since inception, we have financed our operations primarily through private sales of mandatorily redeemable convertible preferred stock, the issuance of convertible notes, equipment financings and net revenues generated from product sales. As of October 1, 1999, we had cash and cash equivalents of $25.7 million, an accumulated deficit of $28.2 million and working capital of $19.9 million.

  Our operating activities used cash of $1.6 million in 1997, $7.5 million in 1998, and $8.4 million during the nine months ended October 1, 1999. Cash used in operating activities for 1997 and 1998 was primarily attributable to net losses of $1.8 million and $10.5 million, respectively. In 1998, cash used in operating activities was also attributable to increases in accounts receivable and inventories of $2.0 million and $500,000, respectively, offset in part by increases in accounts payable of $4.0 million and accrued expenses of $1.1 million. Cash used in operating activities during the nine months ended October 1, 1999 was attributable to a net loss of $13.7 million and increases in accounts receivable of $3.2 million and inventory of $124,000 but was offset in part by increases in accounts payable of $3.7 million, accrued expenses of $2.1 million and deferred margin of $567,000, as well as depreciation, amortization of stock compensation and other non-cash expenses.

  Our investing activities used cash of $157,000 in 1997, $1.4 million in 1998 and $1.4 million in the nine months ended October 1, 1999. Our investing activities primarily reflect purchases of computer equipment and other fixed assets.

  Our financing activities provided cash of $3.5 million in 1997, $9.3 million in 1998 and $33.4 million in the nine months ended October 1, 1999. The increases in each period resulted primarily from the net proceeds from the issuances of mandatorily redeemable convertible preferred stock and convertible promissory notes, borrowings under bank lines of credit and advances from a related party.

  From inception, we have made capital expenditures of $2.5 million to support our research and development, sales and marketing and administrative activities. We expect to have capital expenditures of approximately $2.0 million for the remainder of 1999 and 2000. We also anticipate that our capital expenditures will increase over the next several years as we expand our facilities and acquire equipment to support expansion of our sales and marketing and research and development activities.

  In September 1998, we entered into an equipment lease financing agreement with a leasing corporation. This agreement provides for borrowings of up to $1.0 million at an interest rate of 10.95% per annum, and those advances are secured by our equipment, machinery and fixtures. We are required to repay advances under the line in 34 equal installments. As of December 31, 1998 and October 1, 1999, respectively, we had outstanding borrowings of $123,000 and $95,000 under this lease line.

  We intend to continue to invest heavily in the development of new products and enhancements to our existing products. Our future liquidity and capital requirements will depend upon numerous factors, including:

  .  the costs and timing of expansion of sales and marketing activities;

  . the costs and timing of expansion of product development efforts and the success of these development efforts;

  . the extent to which our existing and new products gain market acceptance;

  .  the level and timing of license revenues;

  . the costs involved in maintaining and enforcing intellectual property rights;

  .  market developments;

  .  available borrowings under line of credit arrangements; and

  .  other factors.

  We believe that the proceeds from this offering, together with our current cash and investment balances and any cash generated from operations and from current or future debt financing, will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, it is possible that we may require additional financing within this period. We have no current plans, and we are not currently negotiating, to obtain additional financing following the completion of this offering. The factors described above will affect our future capital requirements and the adequacy of our available funds. In addition, even if we raise sufficient funds to meet our anticipated cash needs during the next 12 months, we may need to raise additional funds beyond this time. We may be required to raise those funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that such funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If we fail to raise capital when needed, our failure could have a negative impact on our ability to pursue our business strategy and achieve and maintain profitability.

Recent Accounting Pronouncement

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. We will be subject to SFAS No. 133 commencing in 2001. We have not yet determined what the impact of SFAS No. 133 will be on our financial position or results of operations.

Year 2000 Readiness

 The Year 2000 Issue

  The year 2000 issue refers to the potential for disruption to business activities caused by system failures or miscalculations which are triggered by advancement of date records past the year 1999. For example, if software that uses the calendar year in computations is not ready for the millennial calendar change, it may interpret a 21st century date as a 20th century date (for example, mistaking 2001 for 1901).

 Readiness of Our Products

  We have designed our products to be ready for the year 2000 calendar change. We represent to our customers that each software and hardware product supplied by us will accurately process date data from, into and between the 20th and 21st centuries and the years 1999 and 2000, including leap year calculations, when used in accordance with the product documentation provided by us. We also represent to our customers that upon notification of any year 2000 problems with our products, we will remedy it by product repair or replacement.

  We do not represent to our customers that the networks to which our products are connected will not have problems with year 2000 issues, since these networks incorporate hardware and software products supplied by other companies. We cannot evaluate the readiness of our products for year 2000 with the innumerable combinations possible with other companies' products because that project is not logistically feasible for a company of our size and resources. We have not contacted any vendors other than those that have advised us that their software applications are designed and are being marketed to run on our server appliances to determine if their products are year 2000 compliant. We may, therefore, face claims or complaints based on year 2000 problems related to our customers' networks, even if we are not the cause of their problems. We are not aware of any such claims or complaints about us, but we may incur the cost of legal or other defense and explanation of our product regardless of the merits of such claims.

 Readiness of Our Systems and Facilities

  Our business may be affected by year 2000 issues. We have completed our systems updates, upgrades and replacements of non-ready systems. Systems include internal hardware and software as well as external services provided by other companies, including contract manufacturing, product development, information processing and facility services. We are not currently aware of any unresolved year 2000 problems relating to any of our internal systems. We do not believe that we have any significant systems that are not year 2000 compliant. The majority of our software, hardware and operating systems have been acquired as new product in the last two years. Most of it is shrink wrapped product and is still maintained by existing vendors. We do not believe that we have any significant systems that contain embedded chips that are not year 2000 compliant. Most of our hardware is made of branded components and has been acquired in the last two years from manufacturers which are still in business. We are not using legacy hardware or software that would be more likely to have calendar issues because of its age. We have contacted our material sales channel partners and manufacturing contractors to determine whether their systems are year 2000 compliant. We have no contractual right to receive year 2000 compliance information from our sales channel partners and to date, only 19% of those we contacted have responded. Of those that have responded, all have reported their internal systems are year 2000 compliant or will be by December 31, 1999.

 Cost of Product and Internal Systems Preparation

  Based on our assessment to date, we do not expect the total cost of year 2000 preparation and remediation to be material to our business. To date, our preparation and remediation costs have not been material.

 Year 2000 Risk

  An internal or external business disruption caused by the year 2000 issue could interrupt our operations and damage our relationships with our customers. An internal disruption unique to us could give a comparative advantage to our competitors. Failure of our internal systems and critical external services to be ready for the year 2000 could delay order processing, issuing invoices or development and shipment of products. The cost of recovery from failures could be significant and result in lost revenues.

  Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. This situation could divert funds and resources otherwise available for new product purchase. In addition, some customers may wait to purchase our products until after the year 2000, which may reduce our revenues in the near future.

  We are unable to determine at this time whether these or other year 2000 failures will occur and will have a material impact on our business, results of operations or financial condition. We are also unable to determine the costs and consequences to us of year 2000 failures we, our vendors, customers or manufacturing contractors experience due to the scope and complexity of how those failures may be manifest. This inability is particularly due to the potential scope of the year 2000 problem on and the inability to assure the readiness of external service providers, including utilities, government entities and other vendors. We have not developed, and we have no current plans to develop a contingency plan to deal with the effects of this worst case scenario.

                                    BUSINESS

Overview

  We provide server appliances, which are a new category of network infrastructure devices that combine hardware and software to deliver one or a few network-based applications well. Server appliances differ from general purpose servers, which are designed to support a broad range of applications and are not designed specifically to perform any particular function. Our server appliances enable organizations that could not previously establish an online presence to do so easily, cost-effectively and reliably. As the number of internet users and businesses online increases, we believe the demand for server appliances will continue to grow.

  Our principal product lines, the Cobalt Qube and Cobalt RaQ, enable our customers to perform critical internet-related applications including file serving, web hosting and providing software applications over the internet, such as electronic mail and electronic commerce. We also offer network-attached storage products, which provide overflow file storage for network users, and network caching products, which enable more efficient bandwidth usage and improve speed of internet content delivery. Our products are designed to enable Linux, an open source operating system for which the source code is available at little or no cost, to work well with software applications and hardware components delivered pre-configured in our products. These software applications include applications for web-based communications developed by us and by the open source software developer community, as well as proprietary third party applications. Our use of the Linux operating system enables us to leverage the rapid application development cycles of the open source software community to reduce the time to market for our new and innovative products.

  As of October 1, 1999, we had sold over 17,000 server appliances to more than 1,300 end user customers in more than 65 countries. We market and sell our products globally through our direct sales force and our channel partners. Our target customers are small- to medium-sized organizations, including businesses, educational and government entities and branch offices of large organizations. We also target web hosting and application service providers that offer outsourced internet services to these end users.

  Our objective is to become the leading global provider in the emerging market for server appliances. We intend to increase market acceptance of server appliances through a focus on providing solutions with a compelling value proposition to targeted market segments. We intend to continue to encourage open source and third party software application developers to create and market software applications for our products through a comprehensive partnership program. We expect to continue to base our products on industry standard hardware components and the Linux operating system, so that we can encourage our distributors, original equipment manufacturers and web hosting and application service providers to sell our products by enabling them to add value through modification of our solutions for specific customer needs. We intend to establish Cobalt as the premier server appliance brand for our target customers and third party application developers.

Industry Background

  The emergence of the internet as the backbone of electronic commerce and content delivery has created the opportunity for small- to medium-sized organizations to significantly expand their market reach. The internet allows these organizations to benefit from powerful information technology previously beyond their economic and technical resources. In order to create an online presence, these organizations can purchase and deploy their own network infrastructure or rely upon outsourced infrastructure deployed by web hosting and application service providers that offer services such as electronic mail and electronic commerce.

  Traditionally, creating an online presence required the deployment of general purpose servers and complex network technologies. General purpose servers are designed to perform a large variety of functions including providing database, electronic mail, network management, file management and application services. However, the high cost of ownership and the complexity of general purpose servers often discourage their adoption by small- and medium-sized organizations,due to limited budgets and scarce and costly technology skills. The high cost and complexity also create challenges for web hosting and application service providers that seek to profitably differentiate themselves in an intensely competitive and price sensitive market by offering high value added services to small- to medium-sized organizations.

  Server appliances have been developed to address the challenges faced by small- to medium-sized organizations and web hosting and application service providers in deploying their internet infrastructures. Because server appliances are explicitly designed and customized to provide one or a few dedicated applications, they can:

  .  be easy to install, use and administer;

  .  be easy to integrate with other infrastructure components;

  .  have a low acquisition price and low total cost of ownership; and

  .  deliver robust and scalable performance on an ongoing basis.

  These benefits enable small- to medium-sized organizations to rapidly and cost-effectively establish an online presence through the use of server appliances. These benefits also enable larger organizations to easily complement their existing general purpose servers by deploying application specific server appliances and thereby reduce conflicting capacity demands on their general purpose servers. In addition, these benefits allow web hosting and application service providers to increase profitability by offering value added services. In situations that may require the dedication of a single server to a single customer to provide customized services, server appliances enable these providers to avoid the high cost and complexity of a general purpose server.

  Server appliances can be developed either with proprietary or open source operating systems, such as Linux. Proprietary operating systems are owned and protected by a single vendor. A single vendor's limited engineering staff may be the only developers with access to the source code needed to create other software applications. As a result, the owner of the proprietary operating system is the primary developer of new applications. Other developers may be required to satisfy lengthy qualification procedures and pay license fees for access to the elements of source code needed to create compatible applications. These access limitations and fees result in slower development cycles and higher end user costs of proprietary operating systems than can be achieved using open source software. Open source software uses publicly available source code that can be copied, modified and distributed by any software developer with very few restrictions. Unlike proprietary, or closed, software products, open source software is developed by a community of independent developers who permit others to access their improvements and modifications freely. Open source software, such as Apache web server, Perl and Sendmail, is gaining increasing acceptance, particularly among web hosting and application service providers. Open source software may provide the following benefits to server appliances:

  . Better application integration: because the source code is open, server appliance vendors may have a better understanding of the interaction of all system components, which allows them to more thoroughly coordinate their applications with the operating system and improve system stability.

  . Lower cost base: open source operating systems and software are available at no cost and therefore can be incorporated in a system without the need for royalty payments or significant internal research and development costs.

  . Shorter development cycles: the collaborative nature of the worldwide developer base for open source software enables server appliance vendors to improve their products more quickly than they can improve products based on proprietary operating systems.

  Dataquest, an industry research firm, expects the server appliance market to grow from $2.2 billion in 1999 to approximately $15.8 billion in 2003, representing a 64% compound annual growth rate. Dataquest also expects that approximately $2.0 billion of this $15.8 billion market opportunity will be revenue that server appliances will cannibalize from the market opportunity for traditional servers. Dataquest believes that server appliances based on open source operating systems, including Linux, will be a significant market segment. Dataquest expects the Linux-based server appliance market to grow at approximately 72% a year between 1999 and 2003 and represent approximately 24% of the total server appliance market, or $3.8 billion, in 2003. The web hosting and application service provider market represents an important part of the overall server appliance market opportunity. Forrester Research estimates that internet hosting revenues will increase from approximately $2.0 billion in 1999 to approximately $14.6 billion by 2003.

  In response to the growth and opportunities in the server appliance market, several server appliance vendors have emerged. However, many of the server appliances available today do not deliver fully on the promise of the benefits of server appliances. Some of these server appliances use closed, proprietary architectures that restrict users' abilities to integrate them with other applications and services. In order to achieve ease of use and low cost, others offer systems that are not easily scalable or offer insufficient power to adequately perform the functions for which they were designed. In addition, server appliances offered by more established server vendors are typically scaled down versions of their general purpose servers that fail to achieve an optimal mix of low cost, ease of use, scalability, openness and performance. Finally, some general purpose server vendors have long-standing relationships with third party operating system and application vendors that may limit their ability to aggressively pursue the opportunity for open source server appliances.

The Cobalt Solution

  We provide server appliances that deliver network-based applications in a flexible and reliable manner that are simpler and more cost-effective than other current solutions. Our server appliances include a tailored version of the Red Hat Linux operating system that we have customized to more effectively perform the particular applications for which our products are designed. Our server appliances also include web-based communications applications which have been developed by us and the open source software developer community and industry-standard hardware components. We believe that we are well positioned to become the leading provider of server appliance solutions for small- to medium-sized organizations and web hosting and application service providers by offering the following advantages:

 Complete, integrated solutions

  Our products provide our customers with complete solutions that do not require additional hardware or software to cost-effectively deliver the specific applications for which the product is designed. Our use of open source software and industry standard hardware enables us to fully understand the interaction of all components of the system and design an efficient and reliable solution. In addition, our products provide significant advantages over other servers based on open source operating systems that are not customized to fully integrate the applications and operating system to perform a specific function. The integrated design of our software applications, operating system and hardware results in a more reliable and stable product that is less likely to cause disruptions in network services. This integration also enhances the security of our solutions and enables us to design the hardware in a cost-effective manner.

 Ease of installation and use

  Our products are pre-configured and include a simple set up procedure designed to require less than 15 minutes for deployment by a non-technical person. In addition, our products are easy to use, can be administered from any internet-accessible location and require minimal space and power. Our web-based user interface shields the user from technical complexities and minimizes the need for trained information technology staff.

 Low cost of ownership

  We design our server appliances to deliver robust performance at an installed cost that is 10% to 85% less than the published list prices of general purpose servers equipped to perform the same functions. We can sell our products at lower prices because our operating systems are based on royalty-free open source software, and we avoid the use of unnecessary hardware components by designing our products to perform a specific function. Our products require limited skills and time to deploy and do not require a network shut-down to install or add additional appliances. In addition, the software tools included in our products minimize ongoing system management and support efforts that would otherwise be provided by trained information technology staff, thus greatly reducing the appliances' lifetime cost of ownership.

 Building blocks for future growth

  As the amount of data traffic handled by a Cobalt server appliance increases, additional units can be added to increase capacity at little incremental expense beyond the cost of the units themselves. The ability to easily add additional server appliances provides an evolution path that allows customers to develop their network services and its architecture according to their needs without a high upfront investment. Our low cost server appliances are designed to be building blocks for scalable solutions. We are developing a software tool to enable our Cobalt RaQ products to interoperate in a fully scalable fashion. We expect this software tool to be released in early 2000.

 Stable, open source development environment

  Our products use a version of the Red Hat Linux operating system, an open source operating system that undergoes a continuous cycle of enhancement by a global community of open source developers. We customize Red Hat Linux for our server appliances by eliminating large portions of general purpose source code that is unnecessary for a dedicated server appliance and tailoring the remaining source code to work effectively with our dedicated hardware. Our open source operating system is designed to work with our hardware components to provide a reliable and stable environment upon which we and third party developers can develop applications with a rapid time to market. In addition, because our source code is royalty free and open, we believe our products will attract a large community of third party application developers. We enjoy the benefits of our customized operating system exclusively for a short period of time, then publish our customizations for further enhancement by the open source development community.

 Cross platform compatibility

  Our products employ an internet standards-based architecture that enables them to function with other networked computers that operate on a variety of operating systems, including Windows NT and UNIX. By being cross platform compatible, our products enable our customers to realize the benefits of our products as part of their existing network infrastructure.

The Cobalt Strategy

  Our objective is to become the leading global provider in the emerging market for flexible, low cost server appliance products. To accomplish our objective, the key elements of our strategy include:

 Increase market acceptance of server appliances

  We intend to increase market acceptance of server appliances through a focus on providing solutions with a compelling value proposition to targeted markets. We intend to continue to offer products that complement general purpose servers by removing one or more specific, resource intensive functions from a network's general purpose server to improve network performance and stability. Our approach to increase market acceptance of server appliances is to:

  . Add new applications. We intend to continue to deliver high value results with application specific products. Our current proprietary applications include solutions for web hosting, electronic mail, web publishing, electronic commerce, file management and network services. We intend to leverage this experience to expand the scope of our software applications to address other specific needs of our target customers. In addition we will continue to integrate third-party applications into our products.

  . Simplify management. We intend to further enhance the ease of use and reliability of our products. For example, we are working to develop a management tool that enables outsourced hosting and application service providers to manage, troubleshoot and monitor a number of server appliances from a single console.

  . Add new hardware designs. We intend to continue to develop hardware designs that address our customers' specific needs. We expect to continue to rapidly introduce innovative, new products with enhanced functionality that incorporates customer feedback and demands.

  . Continue to offer low prices. We expect to continue to offer our server applications at low cost by using readily available standard hardware components and leveraging a royalty-free Linux-based operating system. We believe our use of an open source operating system will provide our products with an advantage relative to server appliances based on proprietary operating systems, where substantial license fees are a cost passed through to the consumer.

  . Enable partners to add value. We intend to continue to design our products with our open source operating system and application interfaces to allow channel partners to add value through software applications that they sell with our products. This design strategy will also enable web hosting and application service providers to provide value added services.

 Attract and support application developers

  Ensuring the existence of a complete set of software applications is a vital requirement for offering integrated solutions and driving the success of our server appliances. We intend to actively promote third-party development of software applications for our products through a comprehensive partnership program with independent, open source software developers. We believe that our use of the Linux operating system is a fundamental element of this program, since an open source operating system better enables developers to create optimized and reliable high value added applications. On the basis of our business development and engineering contacts with third party developers, we believe there are currently over 50 applications developed by third parties for our product platform. We intend to leverage our position in the Linux community in order to expand upon the base of third party developers for our products significantly by providing a high volume channel for their internet and electronic commerce applications. In order to encourage the continued growth of the Linux community, we will continue to give back to the community those elements of source code that we write that are relevant to the Linux kernel, while still developing a proprietary base of intellectual property.

 Develop and leverage partnerships to enhance our market reach

  We base our products on industry standard hardware components and our open source operating system to encourage channel partners, original equipment manufacturers and web hosting and application service providers to add value by modifying our solutions to address specific needs of our customers. Our leveraged distribution strategy includes:

  . Multi-tier sales channel. We believe that a highly leveraged sales channel is critical for effectively penetrating our target markets. We make it attractive for our distribution, reseller and system integrator partners to resell our solutions by maximizing the opportunity for them to add value to our products. In order to effectively reach small- to medium-sized businesses, we intend to continue to enter into agreements with many of the world's leading distributors, resellers and system integrators. We also intend to continue to expand our sales channel globally, while strengthening our direct sales efforts in key geographies where use of the internet is growing most rapidly.

  . Web hosting and application service providers. We intend to promote the sale of our products by leveraging our relationships with outsourced, dedicated web hosting and application service providers. We believe our highly-focused approach to serving this market provides us with an advantage over competitors. Through our direct sales model we have developed relationships with many of the prominent web hosting and application service providers that are competing effectively by offering higher revenue, value added application and hosting services. We expect to leverage our leadership in this market by assisting our customers to market to their customers.

  . Original equipment manufacturer partnerships. We also intend to enter into original equipment manufacturer partnerships. Our growing presence in the server appliance market makes us an appealing partner for general purpose server vendors. For example, we entered into an agreement with Gateway in September 1999 that will enable Gateway to deliver Linux-based, affordable server appliances to its customers under Gateway's brand name without expending its development resources outside of its core business. We believe our relationship with Gateway will enable us to reach a broader customer base. We intend to form other strategic original equipment manufacturer partnerships for our products in order to rapidly expand our market reach and become the technology provider of choice for server appliances.

 Establish a strong brand identity

  We intend to establish Cobalt as the premier server appliance brand for our target customers and third party application developers. We intend to continue to create brand awareness with innovative, award winning products, progressive product styling and creative marketing. We believe that this distinctive brand identity is an important component of our efforts to increase market acceptance of server appliances, expand participation in our software development program and develop our reputation within a broad community of potential partners and customers. We intend to actively seek new opportunities to refine and extend our brand recognition.

 Provide focused server appliances for specific needs

  We intend to continue to develop and release products that meet specific customer needs while continuing to perform specified tasks reliably at a low price in comparison to both general purpose servers and other server appliances. For example, our Cobalt Qube and Cobalt RaQ products are available with a user interface in the Japanese language, and we are developing several other language specific user interfaces. Our Cobalt RaQ products are designed specifically to minimize space usage, because more effective use of rack space in a service provider's facility can increase the number of customers that the service provider can host from a single facility. Our target customers are small- to medium-sized organizations, including small- to medium-sized businesses, educational and governmental entities and branch offices of large organizations. We also target the web hosting and application service providers that offer outsourced internet services to these end users.

Products

  All of our products are built on a common core software and hardware architecture that enables us to develop and market new products rapidly. We have introduced 18 products based on our four principal product lines in the last 18 months. Our products are based on the Linux operating system, an operating system known for its high reliability, performance, scalability, customizability and low memory requirements. We have customized the Red Hat Linux operating system to improve the performance and reliability of our products. We have invested in the development of proprietary technology for our products that includes core applications, software toolkits, management tools, system maintenance daemons and clustering technologies.

  We also have an application developer program through which we encourage third-party software developers to create additional software applications for our products. Examples of those applications are electronic commerce engines, a medical imaging file server program and a cellular telephone voicemail server program. We believe that end users will benefit from our open source model by having many additional applications available to them. We provide the relevant portions of our source code to third party software developers to assist them in creating applications that are closely integrated with our products' operating systems, applications and hardware. We provide other assistance to application developers including telephone support, electronic mail bulletin boards and a web site. We believe that there are currently more than 50 applications that have been developed by third parties for our products. We believe that other third party applications for our products are currently in development.

  The following table reflects our product lines:

                Date of First    Starting
 Product Line  Commercial Sale  List Price               Function
 ------------  ---------------  ----------               --------
 Cobalt Qube   March 1998         $  999   Small- to medium-sized organizations
               (1st generation)             can use these products for
                                            dedicated functions such as
               January 1999                 electronic mail, file servers and
               (2nd generation)             print servers or to provide
                                            internet access and web serving. We
                                            introduced a Japanese language user
                                            interface in May 1998 and French
                                            and German language user interfaces
                                            in September 1999.

 Cobalt RaQ    September 1998     $1,299   Web hosting and application service
               (1st generation)             providers can use our Cobalt RaQ
                                            products for dedicated hosting
               March 1999                   services. The compact design of the
               (2nd generation)             product is intended to facilitate
                                            its use in standard size networking
               October 1999                 facility racks. We introduced a
               (3rd generation)             Japanese language user interface
                                            for this product in December 1998.
 Cobalt Cache  July 1998          $1,899   Customers can use our Cobalt
               (1st generation)             CacheQube and CacheRaQ products to
                                            provide faster web response time
               April 1999                   and eliminate redundant traffic
               (2nd generation)             travelling over wide area network
                                            links. These products are targeted
                                            at markets where bandwidth is at a
                                            premium and public communications
                                            networks are less developed.
 Cobalt NAS    April 1999         $1,799   Customers can use the Cobalt NASRaQ
                                            to add storage to an existing
                                            network. For users of the network,
                                            the Cobalt NASRaQ appears to be
                                            another hard drive.

 Industry Recognition of Our Products

  Our Cobalt Qube products have received recognition for their innovation and quality, including the following industry awards:

  .  ""Editor's Choice "99", PC Expert Magazine, September 1999

  .  ""Best of Show", Showcase, January 1999

  .  ""Innovation of the Year", PC Computing, November 1998

  . ""Most Valuable Product Award--Small Business Server Category", PC Computing, November 1998

  .  ""Editor's Choice", PC Magazine, July 1998

  .  ""Best New System Hardware", VARVision industry show, Spring 1998

  .  ""Best of Show", VARVision industry show, Spring 1998

  .  ""Best New Hardware Product", Reseller XChange, March 1998

  .  ""Best of Show", Reseller XChange, March 1998

  In addition, our other products have received industry awards including the following:


  .  The Cobalt NASRaQ for "Editor's Choice "99", PC Magazine U.K., September
     1999

  .  The Cobalt CacheRaQ for "Editor's Choice", Network Computing, May 1999

  . The Cobalt CacheQube for "Best of Show for Infrastructure Hardware", Internet World industry show, July 1998

Technology

  We have invested in developing proprietary technology for our products that includes our operating system, web-based communications applications, software toolkits, management tools, system maintenance daemons and clustering technologies.

 Operating System

  Our products are based on the Linux operating system, an operating system known for its high reliability, performance, scalability, customizability and low memory requirements. We recognize the many benefits that an open source operating system, such as Linux, provides for the development of server appliances. Linux is open source software that is constantly being improved by a broad base of developers without requirements for royalty obligations to the developers. We can customize existing Linux operating system applications or adopt different versions of Linux without lengthy product transitions. We have free access to the entire Linux source code and have modified Red Hat's version of the Linux operating system to optimize it for use in our products.

 Web-based Communications Applications

  Our server appliances offer web-based communications applications such as web serving, domain name serving, file transfer protocol, electronic mail, discussion groups and web authoring. We provide integrated and optimized royalty-free industry standard software such as Apache, a web serving software, Perl, a scripting language for web site development, and Sendmail, an electronic mail program. We also provide our internally developed software for discussion groups and web page authoring as integrated features of our Cobalt Qube and Cobalt RaQ products. We are investing significant resources in deploying, testing and effectively integrating these diverse applications with consistent, user friendly interfaces.

 Software Toolkit

  We have developed and are continuing to enhance a proprietary software toolkit that provides a consistent interface between the applications and the operating system. Our software toolkit enables us to provide uniform browser-based user interfaces across all server functions and applications. Our custom software toolkit overcomes the complexity generally associated with setting up, managing, monitoring and using various complex network daemons and applications. We intend to continue to develop and improve interfaces to our software to assist third parties such as web hosting and application service providers and value added resellers to add software applications to our platform.

 System Maintenance Daemons

  To improve reliability and reduce cost of ownership of our server appliances, we have developed a set of software daemons, which are software programs that continuously monitor the state of the various software and hardware functions on the server to permit troubleshooting. Our system maintenance daemons automatically inform the user of excessive server resource utilization and recommend corrective action. Our system maintenance daemons also attempt to fix any problems automatically that the software detects and proactively inform the user if an attempted solution was unsuccessful. The proactive problem resolution enhances the overall reliability of the server appliance while reducing management overhead. Our products also support industry standards including Simple Network Management Protocol.

 Clustering Technologies

  Our products incorporate our proprietary clustering technologies that distribute network usage across a number of server appliances for improved network performance. These technologies allow our server appliances to be clustered without using expensive load balancing equipment. For example, these technologies enable a user to deploy additional Cobalt CacheRaQ units as needed to support increased network usage.

 Management Tools

  We have several management tools, such as our maintenance and restore toolkit, that assist the user to perform maintenance and administrative tasks on our server appliances. In addition, we are developing a web-based remote management tool for monitoring the status and configurations of a large number of our server appliances on a single network. In addition, this management software will allow systems administrators to provide software upgrades to multiple server appliances and configure multiple machines from a single management console in an easy to use and cost effective manner.

 Embedded Processor Hardware Platform

  We enable our products to deliver high performance cost effectively through our proprietary hardware and motherboards that leverage standard components including hard disk drives, memory and processors. We have eliminated unnecessary components, thus reducing cost and power consumption and increasing reliability. With the compact size of our Cobalt RaQ products, our service provider customers are able to achieve three to four times the server density of general purpose servers, a key advantage in the web hosting and application service provider market where rack space is at a premium.

Customers

  As of October 1, 1999, we had sold over 17,000 of our server appliance products to more than 1,300 end user customers in over 65 countries. Our direct customers include regional and national web hosting and application service providers in the United States, in addition to our channel partners. Our indirect customers are primarily composed of small- to medium-sized organizations and web hosting and application service providers. With respect to both our direct and indirect sales, customers often buy for a single location, department or division, and then, based upon the initial success of the products, later expand their use of our products into other parts of the organization. In 1998 and the nine months ended October 1, 1999, no single end user customer accounted for more than 10% of our revenues.

Sales and Marketing

  We sell our products through our direct sales force and channel partners including distributors, resellers and system integrators. Historically our direct sales efforts have focused on regional and national web hosting and application service providers in the United States. We intend to continue and expand our sales efforts to web hosting and application service providers. We also intend to pursue sales to the growing number of web hosting and application service providers outside of the United States. We have relied on original equipment manufacturers for only a limited number of sales, but we intend to explore opportunities to work with additional original equipment manufacturers in the future.

 Direct Sales

  The primary function of our direct sales force is to generate demand for our products that is fulfilled either directly or through channel partners. As of October 1, 1999, we had a direct sales organization of 19 persons. We encourage our direct sales staff to work with potential web hosting and application service provider customers regardless of whether the customer ultimately purchases our product from us or one of our channel partners. We believe this model enables us to encourage proliferation of our products in this key customer group. Our direct sales force uses a team approach, which we believe allows us to achieve better control of the sales process and respond more rapidly to customer needs. Our direct sales force for North America is distributed throughout the United States. In 1998 and the nine months ended October 1, 1999, respectively, 46% and 15% of our net revenues were from direct sales, substantially all of which was from the United States.

  We opened sales offices in Japan, the United Kingdom and Germany in 1998. During the nine months ended October 1, 1999, we established direct sales activities in the Netherlands. Although 44% and 56% of our net revenues were from outside the United States in 1998 and the nine months ended October 1, 1999, respectively, almost all of our direct revenues were from the United States.

 Channel Partners

  As the server appliance market has matured, we have developed a multi-tier sales channel that is comprised of distributors, resellers and system integrators. We believe that as the market for server appliances matures, sales through channel partners will represent an increasing percentage of our sales.

  Sales to our channel partners represented 85% of our net revenues in the nine months ended October 1, 1999. Channel partner sales in the United States and outside the United States were approximately 30% and 55% of net revenues, respectively, in the nine months ended October 1, 1999. Our top five channel partners based on net revenues in the nine months ended October 1, 1999 were:

   Ingram Micro    Nissho Electronics (Japan)
   Merisel         Tech Data
   Mitsui (Japan)

  In addition to delivering our server appliances to small web hosting and application service providers and small- to medium-sized organizations, distributors enable us to more effectively pursue a number of vertical markets. Vertical markets and applications such as branch offices of large organizations, government, education and web-based direct resellers are targets of our channel partners.

 Original Equipment Manufacturer Relationships

  We recently began to sell our products through original equipment manufacturer relationships. As part of these relationships, we design and manufacture products that are customized to meet the end users' needs and which are branded and sold under that company's label. We have initiated several original equipment manufacturer relationships for our Cobalt Qube products. We plan to expand our selling efforts through original equipment manufacturer relationships and are currently evaluating opportunities, particularly with respect to sales of our Cobalt Qube products.

  In September 1999, we entered into an agreement with Gateway, Inc. under which we and Gateway will design jointly and Cobalt will manufacture Linux-based server appliances for Gateway, subject to agreement on product specifications, quantity and pricing. We will manufacture products from our Cobalt Qube line modified with hardware and software enhancements developed by Gateway that will be packaged and labeled as Gateway products. We have agreed not to sell the customized products we provide to Gateway under this agreement to any of Gateway's competitors. We will provide customer support for Gateway for the jointly developed products that are sold under the Gateway brand. Our agreement with Gateway has a five year term and is subject to automatic one year renewals, but Gateway currently has no obligation to make any purchase orders under the agreement.

 Marketing Programs

  To support our growing sales organization and channel, we have devoted significant resources in the past year to building and launching a series of marketing campaigns. Our marketing efforts have included a number of programs, such as seminars, industry trade shows, mailings to resellers, analyst and press tours, print and online advertising and public relations. We believe these marketing programs have resulted in better awareness of our Cobalt brand.

  In March 1999, we announced the launch of a two-tier distribution marketing program. Our True Blue Partner and True Blue Sapphire Partner programs are for web hosting and application service providers that resell a specified number of Cobalt products. These web hosting and application service providers resell our products for dedicated web hosting with our marketing support. We have similar True Blue and True Blue Sapphire programs for value added resellers. In addition to partner development activities, we also actively work on end user education.

 Customer Advocacy and Support

  We believe that high quality customer service and support is critical to the successful marketing and sale of our products. We are developing a comprehensive service and support organization to manage customer accounts and expect to provide an increasing level of support as our products are deployed across a range of customers. We provide support for our products and services primarily from our Mountain View, California location. We plan to establish additional service and support sites internationally commensurate with customer needs.

  Our products are designed to be deployed quickly and effectively by our customers and to require minimal support from us. We offer various levels of service and support programs to meet pre- and post-sale technical requirements. Our CobaltCare program offers extended warranties, advanced product replacement, telephone and electronic mail trouble shooting assistance and other support and services. We price our CobaltCare variably depending on the level of support selected by the customer. We also offer a variety of services specifically tailored for web hosting and application service providers and resellers that provide immediate access to the latest support information, white papers and answers to frequently asked questions.

Manufacturing

  We use contract vendors to manufacture our products, and they perform tasks that include material procurement, assembly, test, packaging, warehousing and shipment. Utilizing a contract manufacturer enables us to reduce investment in manufacturing capital and inventory warehousing costs. Our internal manufacturing expertise is primarily focused on product testability, manufacturability and the transfer of products from development to manufacturing. However, we also manage the evaluation and selection of key components.

  In August 1999, we changed our contract manufacturer to SMTC Manufacturing. We have also used Flash Electronics to a lesser extent on a periodic basis. Our agreement with SMTC Manufacturing requires us to submit three months of rolling purchase orders and rolling forecasts for the three months immediately following the purchase order period. In any given month we have the ability to double our forecast and require them to fill those orders. However, if we inaccurately forecast demand for our products, SMTC Manufacturing may be unable to provide us with adequate manufacturing capacity. Purchase prices will fluctuate based on changes in component prices throughout the one year contract period. However, SMTC Manufacturing is obligated to reduce component costs by a fixed percentage in each quarter for those components we have previously identified. We may be liable for materials that SMTC Manufacturing purchases on our behalf that we cannot use, cannot be cancelled before receipt or are unique parts otherwise unusable by SMTC Manufacturing. The agreement restricts our ability to reschedule orders and allows us to cancel existing orders subject to penalties of up to the total purchase price. SMTC Manufacturing provides warranties on workmanship and pass-through warranties on component parts.

  SMTC Manufacturing purchases most of the key components used to manufacture our products. We obtain some of these key components, such as our custom printed circuit boards, sheet metal parts and chassis, directly from sole sources and other industry standard components, such as our processors and power supplies, from sole or limited sources. SMTC Manufacturing may not be able to obtain adequate supplies of components to meet our customers' delivery requirements. Alternatively, excess inventories may be accumulated by SMTC Manufacturing for our account.

  In order to reduce the costs of sales, we anticipate that we may relocate a portion of our manufacturing operations from SMTC Manufacturing's manufacturing facility in Milpitas, California to one of its offshore manufacturing facilities during 2000. Additionally, we may consider moving the outsourced manufacturing to other new locations or to a new contract manufacturer. These relocations could be time consuming and expensive and there can be no assurance that such moves would not disrupt the manufacturing of our products. Such disruptions could cause us to lose net revenues and damage our customer relationships.

  Prior to August 1999, our primary contract manufacturer was an electronics component supply chain company that procured materials and subcontracted the assembly, test, packaging and shipment of our products to a subcontract manufacturer. This contract manufacturer experienced difficulty in obtaining selected components and coordinating with the subcontract manufacturer for the manufacture of our products in the quarter ended July 2, 1999. We resolved this difficulty in the quarter ended July 2, 1999 by internally managing procurement of some of our key components and qualifying and commencing production of our products with a second manufacturing partner, Flash Electronics, in May 1999. We subsequently switched to SMTC Manufacturing as our primary contract manufacturer in August 1999.

  As our needs and the needs of our customers continue to evolve, we plan to reassess our manufacturing requirements on a periodic basis and address changes as we consider necessary.

Research and Development

  Our research and development expenses were $1.1 million in 1997, $3.5 million in 1998 and $4.3 million in the nine months ended October 1, 1999. We believe that our research and development efforts are essential to our ability to deliver innovative products that address the needs of the market and help evolve the capabilities of server appliances. As of October 1, 1999, our staff included personnel with expertise in several key areas, including 22 people engaged in software-related activities, 10 people engaged in hardware-related activities and 2 people involved in other research and development activities.

  We recognize the need to integrate new and enhanced technologies into our products and to continue to extend the open architecture of our products' Linux operating system. In addition to the development of proprietary core technologies, we plan to continue partnerships with other leading providers of Linux technologies, products and services to jointly develop architectures and industry standards.

Competition

  We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition primarily from server vendors that provide solutions for distributed computing systems.

  Companies offering competitive products vary in scope and breadth of products and services offered and include:

  . general purpose server manufacturers such as Compaq Computer, Dell Computer, Hewlett-Packard Company, IBM, Sun Microsystems and VA Linux, some of which, including Compaq, IBM and Sun Microsystems, have recently begun manufacturing dedicated versions of their general purpose server products for sale as server appliances;

  . server appliance vendors such as Encanto Networks, Freegate, Intel and Whistle Communications (recently acquired by IBM);

  .  network caching companies such as CacheFlow and Novell; and

  . network attached storage vendors such as Meridian (recently acquired by Quantum) and Network Appliance.

  We believe we compete favorably on the principal factors that will draw end users to a server appliance product, which include:

  .  depth of product functionality;

  . ability to work with network components utilizing other operating systems such as Windows NT;

  .  scalability;

  .  product quality and performance;

  .  open systems architecture;

  .  strength of channel;

  .  brand name recognition;

  .  competitive pricing; and

  .  customer support.

  We expect competition in the server appliance market to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to enjoy substantial competitive advantages including:

  . greater resources that can be devoted to the development, promotion and sale of their products;

  .  more established sales channels;

  .  greater software development experience; and

  .  greater name recognition.

Intellectual Property

  We have invested significantly in the development of proprietary technology for our products. Key areas of intellectual property development relate to the tight integration of embedded software with industry standard platforms and components, intuitive user interfaces that provide easy to use appliance functionality and clustering technology. Our success depends significantly upon our proprietary technology. Additionally, we have integrated third party intellectual property into our products. We may occasionally reach agreements with third parties to provide additional functionality for our products and may offer third parties our technology for integration into products on an original equipment manufacturer or other basis. We have also trademarked the Cobalt name as well as our individual product names in the United States and are evaluating whether to register our trademarks in international markets where we currently conduct or may in the future do business.

  We currently rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We do not hold any patents and currently have only one patent application pending. We cannot be certain that any patents we seek will be issued or that, if issued, those patents will not be challenged. We have registered and applied for registration of some of the service marks and trademarks we use with the appropriate state agencies and the United States Patent and Trademark Office. We will continue to analyze whether we should register additional service marks and trademarks.

  We generally enter into confidentiality agreements with our employees, consultants, business partners and major customers. Despite our efforts to protect our proprietary rights and other intellectual property, unauthorized parties may attempt to copy aspects of our products, obtain and use information that we regard as proprietary or misappropriate our copyrights, trademarks, trade dress and similar proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate. In addition, our competitors might independently develop similar technology or duplicate our products or circumvent any patents or our other intellectual property rights.

  Cobalt, Cobalt Networks, the Cobalt logo, Cobalt Qube, Cobalt RaQ, Cobalt NASRaQ, Cobalt CacheRaQ and RaQ are trademarks of our company. This prospectus also contains brand names, trademarks or service marks of companies other than Cobalt, and these brand names, trademarks and service marks are the property of their respective holders.

Employees

  As of October 1, 1999, we had 127 full time employees, of whom 34 were engaged in research and development, 65 in sales and marketing and 28 in finance, administration and operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

  Our principal offices are located in a 28,000 square foot facility in Mountain View, California. Our lease on the Mountain View facility expires in December 2003. We expect that we will need additional space in the next twelve months and have obtained an option to lease a 30,000 square foot facility contiguous to our current facility to expand our Mountain View operations. We also have sales and marketing offices in Germany, Japan, the Netherlands and the United Kingdom. None of the leases for those offices is for a period of a year or longer.

Legal Proceedings

  In December 1998, CUBE Computer Corporation sued us in the United States District Court for the Southern District of New York for trademark infringement. CUBE, an original equipment manufacturer of personal computers, argues that this alleged infringement resulted from our use of "Qube" in connection with our products. Cube has claimed damages equalling our profits from sales under the Cobalt Qube label, Cube's lost profits resulting from our alleged infringement of their trademark and attorney fees. We intend to defend this matter vigorously. The parties are currently conducting depositions. In October 1999, Cube requested a preliminary injunction from the U.S. District Court to restrain us from selling products under the Cobalt Qube label. Cube's request was denied on October 28, 1999. Cube appealed this ruling to the United States Court of Appeals for the Second Circuit on November 2, 1999. We believe, based on information regarding our industry, CUBE's industry, other litigation over similar allegations and the facts we have reviewed to date, that the resolution of this matter will not adversely affect us.

                                   MANAGEMENT

Executive Officers and Directors

  Cobalt's officers and directors and their ages as of October 1, 1999 are as follows:

            Name             Age                   Position
            ----             ---                   --------
 Gordon A. Campbell.........  55 Chairman of the Board
                                 Chief Executive Officer, President and
 Stephen W. DeWitt..........  33 Director
                                 Chief Technology Officer and Vice President,
 Vivek Mehra................  35 Products
 Gary A. Martell............  36 Chief Operating Officer
                                 Vice President, Finance, Chief Financial
 Kenton D. Chow.............  35 Officer and Secretary
                                 Vice President, Sales, Americas and Asia
 Patrick J. Conte...........  41 Pacific
 Mark H. Orr................  49 Vice President, Business Development
 George M. Korchinsky.......  58 Vice President, International Sales
 Kelly M. Herrell...........  33 Vice President, Marketing
 Gary F. Bengier............  44 Director
 Jordan A. Levy.............  44 Director
 Stephen J. Luczo...........  42 Director
 Carl F. Pascarella.........  56 Director
 Mark F. Spagnolo...........  48 Director

  Gordon A. Campbell, one of our co-founders, has served as our Chairman and a director since October 1996. Mr. Campbell has been a managing member of TechFund Capital, a venture capital fund, since August 1997. In 1993, Mr. Campbell created Techfarm Management, Inc., an incubation company for new technology companies including Cobalt Networks. Mr. Campbell has founded and been involved in the start-up of numerous Silicon Valley companies, including 3Dfx Interactive, a semiconductor graphics company, and CHIPS and Technologies, Inc., a semiconductor and related device company. In addition to his role at Cobalt Networks, Mr. Campbell serves as chairman of the board of 3Dfx Interactive and is a member of the boards of directors of 3Com Corporation, a network infrastructure company, and Bell Microproducts, a computer components company.

  Stephen W. DeWitt has served as our President and Chief Executive Officer since February 1998. Prior to joining Cobalt, Mr. DeWitt was Vice President and General Manager of the Enterprise Network Management Business Unit at Cisco Systems, a network infrastructure company, from January 1997 to February 1998. Mr. DeWitt also served as Vice President of Enterprise Marketing for Cisco from January 1996 to February 1997. From September 1994 to January 1996, he was Vice President of Marketing for Symantec Corporation, a system utilities, development tools and contact management software company. From June 1992 to September 1994, Mr. DeWitt served as General Manager of Symantec's Canadian subsidiary. Mr. DeWitt holds a Bachelor of Science in Finance and Economics from Babson College in Wellesley, Massachusetts.

  Vivek Mehra, one of our co-founders, has served as our Chief Technology Officer since September 1999 and as our Vice President of Products since November 1996. Mr. Mehra leads our engineering and product management teams. Mr. Mehra also served as one of our directors from October 1996 to August 1999. From January 1992 to November 1996, Mr. Mehra was a senior architect and systems engineering manager at Apple Computer, a computer design and manufacturing company. From March 1991 to January 1992, Mr. Mehra was a developer at Silicon Graphics, a high performance workstation company. From July 1988 to March 1991 Mr. Mehra served as a principal engineer for ASIC and Board Design at Digital Equipment Corporation, a computer maker that is now a division of Compaq Computer. Mr. Mehra holds a Bachelor of Science in Electronics and Electrical Communications from Punjab University, India and a Master of Science in Computer Engineering from Iowa State University.

  Gary A. Martell has served as our Chief Operating Officer since July 1999. From February 1988 to July 1999, Mr. Martell served as Chief Financial Officer and Senior Vice President of Operations at Wyse Technology, a computer hardware company. Mr. Martell holds a Bachelor of Science in Finance and Computer Science from the University of Massachusetts at Amherst.

  Mark H. Orr, a co-founder of our company, has served as our Vice President of Business Development since October 1998. Mr. Orr served as our Vice President of Marketing and Business Development from March 1997 to September 1998. From August 1994 to February 1997, Mr. Orr served in various capacities at Apple Computer, including most recently as a business development manager. Mr. Orr holds a Bachelor of Science in Mathematics from the University of Washington.

  Kenton D. Chow has served as our Vice President of Finance and Chief Financial Officer since April 1998 and as our Secretary since September 1999. From October 1996 to January 1998, Mr. Chow served as the Director of Finance at OpenTV, Inc., an interactive software developer for digital television. From January 1995 to October 1996, Mr. Chow served as Controller, Worldwide Sales of Symantec Corporation. Mr. Chow served as Senior Manager, Financial Reporting at Bay Networks, Inc., a networking company, now part of Nortel Networks, from November 1991 to January 1995. Prior to that time, Mr. Chow was a Senior Associate at PricewaterhouseCoopers LLP. Mr. Chow is a certified public accountant. He holds both a Bachelor of Science in Finance and a Masters of Business Administration from Santa Clara University.

  Patrick J. Conte has served as our Vice President of Sales Americas and Asia Pacific since July 1999. From October 1998 to June 1999, Mr. Conte served as our Vice President of Sales and Marketing. Mr. Conte served as Vice President of Sales and Channel Marketing for Dynamic Pictures, a graphics company, from January 1997 to September 1998. From April 1995 to December 1996, Mr. Conte served as Vice President of Sales, Americas for Wyse Technology. Prior to that time, Mr. Conte was Director, OEM Sales with Wyse Technology from October 1994 to March 1995. Mr. Conte holds a Bachelor of Science in Political Science and History from James Madison University and a Masters of Arts in Political Science from Northern Illinois University.

  George M. Korchinsky has served as our Vice President of International Sales since July 1998 and is based in offices in the Netherlands. Mr. Korchinsky served as a vice president of sales for Europe, the Middle East and Africa at Aurora Electronics, from October 1996 to May 1998. From May 1991 to October 1996, Mr. Korchinsky served as a vice president of sales for Europe, the Middle East and Africa at Symantec. Prior to that time, Mr. Korchinsky served in various capacities at Cognos Limited, Paradyne Corporation and IBM. Mr. Korchinsky is currently a member of the board of DataCore Ltd., a United Kingdom software company. Mr. Korchinsky holds a Bachelor of Science in Mechanical Engineering from University of Alberta.

  Kelly M. Herrell has served as our Vice President of Marketing since July 1999. Prior to joining our company, Mr. Herrell served as Vice President of Marketing at CacheFlow, Inc., a caching products company, from September 1997 to May 1999. Mr. Herrell served as a Senior Director of Marketing at Oracle Corporation from September 1996 to September 1997. Prior to that time, Mr. Herrell acted as Director of Strategy for NCR Corporation from January 1995 to September 1996. Mr. Herrell was also a Senior Marketing Manager at AT&T Global Information Systems from January 1993 to January 1995. Mr. Herrell holds a Bachelor of Arts from Washington State University and a Masters of Business Administration from Cornell University.

  Gary F. Bengier has served as a director of our company since October 1999. Mr. Bengier has served as Chief Financial Officer and Vice President Operations of eBay Inc., an internet auction company, since November 1997. From February 1997 to October 1997, Mr. Bengier was Vice President and Chief Financial Officer of VXtreme, Inc., a developer of Internet video streaming products. Prior to that time, Mr. Bengier was Corporate Controller at Compass Design Automation, a publisher of electronic circuit design software, from February 1993 to February 1997. Mr. Bengier has also held senior financial positions at Kenetech Corp., an energy services company, and Qume Corp., a computer peripherals company, where he participated in numerous debt and equity financing transactions. Prior to joining Qume in 1989, Mr. Bengier spent six years at Bio-Rad Laboratories and held varied financial management roles. Mr. Bengier also spent several years as a management consultant for Touche Ross & Co. Mr. Bengier holds a B.B.A. degree in Computer Science and Operations Research from Kent State University and a Masters of Business Administration from Harvard Business School.

  Jordan A. Levy has served as one of our directors since July 1998. Mr. Levy was a co-founder, and from July 1990 to October 1998, the President and Co-Chief Executive Officer of Softbank Services Group, previously Upgrade Corporation of America, an outsourcing services company specializing in providing call center services for technology companies. From September 1988 to February 1990, Mr. Levy served as an Executive Vice President and Chief Operating Officer of Software Etc. Inc. Mr. Levy is a co-founder of Ingram Software, now known as Ingram Micro, and served as an Executive Vice President from February 1982 to August 1988. Mr. Levy also sits on the boards of the Rights Exchange, Inc., a producer of software applications for the metering, sale and distribution of digital products, GT Interactive Software, a publisher of entertainment software, and Client Logic Corp., where he also serves as Vice Chairman of the board of directors. Mr. Levy holds a Bachelor of Arts in Political Science from the State University of New York at Buffalo.

  Stephen J. Luczo has served as a director of our company since October 1999. Mr. Luczo currently serves as Chief Executive Officer, President and Director of Seagate Technology, Inc., a disc drive and data storage company. Mr. Luczo joined Seagate Technology in October 1993 as Senior Vice President, Corporate Development and was promoted to Executive Vice President, Corporate Development in March 1995, where he served until September 1997. He was promoted to President and Chief Operating Officer of Seagate Technology in September 1997, serving in the latter capacity until July 1998. In July 1998, Mr. Luczo was promoted to Chief Executive Officer and appointed to the board of directors of Seagate Technology. Before joining Seagate Technology in 1993, Mr. Luczo was Senior Managing Director and Co-head of the Bear Stearns and Co. Global Technology Group from February 1992 to October 1993. Mr. Luczo also serves on the Boards of Directors of Gadzoox Microsystems, Inc., a network attached storage company, and Dragon Systems, Inc., a speech recognition software company. Mr. Luczo holds a Bachelor of Arts degrees in Economics and Psychology from Stanford University and a Masters of Business Administration from Stanford University.

  Carl Pascarella has served as a director of our company since October 1999. Since August 1993, Mr. Pascarella has been President and Chief Executive Officer of Visa USA. From January 1983 to August 1993, he was Assistant Chief General Manager of the Asia-Pacific region of Visa USA. Before joining Visa USA, Mr. Pascarella was Vice President of the International Division of Crocker National Bank. He also served as Vice President of Metropolitan Bank at Bankers Trust Company. Mr. Pascarella also serves as a member of the board of directors of BroadVision, Inc. Mr. Pascarella holds a Bachelor of Science in Business from the University of Buffalo and a Masters of Business Administration from Harvard University.

  Mark F. Spagnolo has served as a director of our company since October 1999. Mr. Spagnolo has served in various capacities at UUNET, a subsidiary of MCI WorldCom, Inc. since September 1997. Mr. Spagnolo has been President and Chief Executive Officer of UUNET since October 1998. Prior to that time, from August 1997 to September 1998, Mr. Spagnolo served as President and Chief Operating Officer of UUNET. From 1973 to August 1997, Mr. Spagnolo held several positions with EDS Corporation, the most recent of which was President of EDS' Infotainment business unit in Plano, Texas, a company that provides information technology services to the publishing, broadcasting and entertainment industries. Mr. Spagnolo holds a Bachelor of Science degree in Industrial Engineering from Newark College of Engineering.

  Our board of directors currently consists of seven members. Prior to the closing of this offering, our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. DeWitt and Bengier will be in the class of directors whose initial term expires at the 2000 annual meeting of stockholders. Messrs. Campbell and Luczo will be in the class of directors whose initial term expires at the 2001 annual meeting of the stockholders. Messrs. Levy, Pascarella and Spagnolo will be in the class of directors whose initial term expires at the 2002 annual meeting of stockholders. Following completion of this offering, the board of directors intends to appoint at least two additional directors who will not be officers or employees of Cobalt.

  Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Board Committees

  We have established an audit committee and a compensation committee. Messrs. Campbell and Levy are members of both the audit and the compensation committees. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee reviews and recommends to the board of directors the compensation and benefits of all of our officers and establishes and reviews general policies relating to compensation and benefits of our other employees.

Compensation Committee Interlocks and Insider Participation

  Our board of directors established its compensation committee in March 1998. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Director Compensation

  Directors do not currently receive any cash compensation from our company for their service as members of our board of directors, except for reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings. Under our 1997 stock option plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors, and, after this offering is completed, all nonemployee directors will receive stock options pursuant to the automatic option grant program in effect under the 1999 director option plan. See "--Incentive Stock Plans" for more about the automatic grant program.

Executive Compensation

 Summary Compensation Information

  The following table sets forth the compensation earned for services rendered to us in all capacities by our Chief Executive Officer and our four most highly compensated executive officers whose total cash compensation exceeded $100,000--collectively, the "Named Executive Officers"--for the year ended December 31, 1998.

                           Summary Compensation Table

                                         Annual       Long-Term
                                      Compensation   Compensation
                                    ---------------- ------------
                                                      Securities
                                                      Underlying   All Other
    Name and Principal Position      Salary   Bonus  Options (#)  Compensation
    ---------------------------     -------- ------- ------------ ------------
Stephen W. DeWitt.................. $156,771 $53,594   400,000      $ 9,136
 President and Chief Executive
  Officer
Vivek Mehra........................  143,959      --        --        3,288
 Chief Technology Officer and Vice
  President, Products
Robin Porter.......................  127,917      --        --       10,375
 Vice President, Manufacturing
Mark Orr...........................  125,000      --        --       11,721
 Vice President, Business
  Development
Kenton D. Chow.....................  100,000  25,550   140,000        8,517
 Vice President, Finance and Chief
  Financial Officer

  Ms. Porter resigned as our Vice President of Manufacturing in July 1999.

  The amounts in the column titled "All Other Compensation" represent premiums for health, dental and life insurance paid by Cobalt for Messrs. DeWitt, Mehra, Orr and Chow and Ms. Porter.

 Option Grants

  The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers during the year ended December 31, 1998. For grants in 1999 to the Named Executive Officers, see "Related Party Transactions--Option Grants to Directors and Executive Officers." All of the options were granted under our 1997 stock option plan. Options under the stock option plan generally vest over four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date, and the remaining option shares vesting ratably monthly thereafter.

                             Option Grants in 1998

                                      Percent
                                     of Total                        Potential Realizable
                                      Options                          Value at Assumed
                          Number of   Granted                        Annual Rates of Stock
                         Securities     to                             Appreciation for
                         Underlying  Employees Exercise                   Option Term
                           Options    During   Price per Expiration -----------------------
          Name           Granted (#)  Period     Share      Date        5%          10%
          ----           ----------- --------- --------- ---------- ----------- -----------
Stephen W. DeWitt.......   400,000     26.9%     $0.10    03/18/08  $13,643,000 $21,747,000
Vivek Mehra.............        --       --         --          --          --          --
Robin Porter............        --       --         --          --          --          --
Mark Orr................        --       --         --          --          --          --
Kenton D. Chow..........    90,000      6.0       0.10    04/15/08    3,070,000   4,893,000
                            50,000      3.4       0.50    12/15/08    1,685,000   2,698,000

  The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. To determine fair market value, our board of directors considered a number of factors. For instance, in determining that the fair market value of our common stock was $0.10 in March and April 1998, the board of directors considered, among other things, the youth of our company, our small number of customers, that we shipped our first product in mid-March 1998 and the uncertainty regarding a market for our products. The potential realizable values assume that the initial public offering price of $21 per share was the fair market value of the common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten-year option term of the annual rates specified. There is no assurance provided to any holder of our securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level.

  The percentages above are based on an aggregate of 1,487,300 shares subject to options we granted to employees and consultants in the year ended December 31, 1998.

 Option Exercises

  The following table sets forth information with respect to the Named Executive Officers concerning option exercises for the year ended December 31, 1998 and exercisable and unexercisable options held as of December 31, 1998.

       Aggregate Option Exercises in 1998 and Values at December 31, 1998

                                                           Number of
                                                     Securities Underlying     Value of Unexercised
                                                    Unexercised Options at    In-the-Money Options at
                            Shares                   December 31, 1998 (#)       December 31, 1998
                         Acquired on     Value     ------------------------- -------------------------
          Name           Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
          ----           ------------ ------------ ----------- ------------- ----------- -------------
Stephen W. DeWitt.......      --           --            --       400,000      $   --      $160,000
Vivek Mehra.............      --           --            --            --          --            --
Robin Porter............      --           --        24,375        65,625       9,750        26,250
Mark Orr................      --           --            --            --          --            --
Kenton D. Chow..........      --           --            --       140,000          --        36,000

  The value of in-the-money options represents the positive spread between the exercise price of the stock options and the deemed fair market value of the common stock as of December 31, 1998, which our board of directors determined was $0.50 per share.

Incentive Plans

 1997 Stock Option Plan

  Our 1997 stock option plan was adopted by our board of directors in April 1997 and approved by our stockholders in May 1997. The stock option plan was amended in September 1999. A total of 6,100,334 shares of common stock have been reserved for issuance under our stock option plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year, commencing January 1, 2001, in an amount equal to the lesser of:

  .  2,500,000 shares;

  . five percent of our outstanding shares of common stock on the last day of the prior fiscal year; or

  .  an amount determined by our board of directors.

As a result of these annual increases, a maximum of 17,500,000 additional shares could be issued over the remaining seven year life of the 1997 stock option plan.

  The 1997 stock option plan provides for grants of incentive stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants including nonemployee directors. The purposes of our stock option plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants and to promote the success of our business. At the request of the board of directors, the compensation committee administers our stock option plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

  The term of the options granted under the 1997 stock option plan is stated in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10 percent of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 1997 stock option plan vest and become exercisable as set forth in each option agreement.

  With respect to any optionee who owns more than 10 percent of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value on the grant date.

  No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 500,000 shares or 1,000,000 shares in the case of an employee's initial employment.

  The 1997 stock option plan will terminate in April 2007, unless our board of directors terminates it sooner.

  As of November 4, 1999, we had issued 461,855 shares of common stock upon the exercise of options granted under our stock option plan, we had outstanding options to purchase 3,595,066 shares of common stock at a weighted average exercise price of $3.30 per share and 2,043,413 shares remain available for future option grants under our stock option plan.

 1999 Employee Stock Purchase Plan

  Our 1999 employee stock purchase plan was adopted by our board of directors in September 1999 and will become effective upon the closing of this offering. We have reserved a total of 2,250,000 shares of common stock for issuance under the 1999 employee stock purchase plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year commencing January 1, 2001 in an amount equal to the lesser of:

  .  1,500,000 shares;

  . three percent of our outstanding common stock on the last day of the prior fiscal year; or

  .  an amount determined by our board of directors.

As a result of these annual increases, a maximum of 13,500,000 additional shares could be sold over the remaining nine year life of the employee stock purchase plan.

  Our employee stock purchase plan is administered by the board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors but excluding our five percent or greater stockholders, are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. Our employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation, as defined on Form W-2, or $25,000 per annum.

  Our employee stock purchase plan will be implemented in a series of overlapping 24 month offering periods, and each offering period consists of four six month purchase periods. The initial offering period under our employee stock purchase plan will begin on the effective date of this offering, and the subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Each participant will be granted an option on the first day of the offering period and the option will be automatically exercised on the date six months later, the end of a purchase period, throughout the offering period. If the fair market value of our common stock on any purchase date is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of our common stock under our employee stock purchase plan will be 85 percent of the lesser of the fair market value per share on the start date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with our company.

  Our employee stock purchase plan will terminate in September 2009, unless our board of directors terminates it sooner.

 1999 Director Option Plan

  Our 1999 director option plan will become effective upon the closing of this offering. We have reserved a total of 400,000 shares of common stock for issuance under the 1999 director option plan, together with an annual increase in the number of shares reserved thereunder beginning on the first day of our fiscal year commencing January 1, 2001 equal to the lesser of:

  .  100,000 shares;

  . one quarter of one percent of the outstanding shares of our common stock on the last day of the prior fiscal year; or

  .  an amount determined by the board of directors.

As a result of these annual increases, a maximum of 900,000 additional shares could be issued over the remaining nine year life of the 1999 director option plan.

  The option grants under the 1999 director option plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

  The 1999 director option plan provides for an initial grant to a nonemployee director of an option to purchase 50,000 shares of common stock. A nonemployee director who becomes chairman will receive an additional initial option to purchase 5,000 shares on the date on which he or she becomes chairman. Additional initial options to purchase 5,000 shares also will be granted to a nonemployee director on the date the nonemployee director first joins the audit committee of the board of directors and on the date the nonemployee director first joins the compensation committee of the board of directors. Subsequent to the initial grants, each nonemployee director will be granted an option to purchase 10,000 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting, the director has served on the board of directors for six months. This subsequent option will be increased by:

  .  2,500 shares for service as chairman;

  .  2,500 shares for service on the audit committee; and

  .  2,500 shares for service on the compensation committee.

  The term of the options granted under the 1999 director plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The initial 50,000 share grants, and the additional 5,000 share grant with respect to the chairman, will become exercisable at a rate of one-fourth of the shares on the first anniversary of the grant date and at a rate of 1/48th of the shares per month thereafter. The subsequent 10,000 share grants and 2,500 share grants will become exercisable at the rate of 1/48th of the shares per month.

 401(k) Plan

  In January 1998, we adopted a Retirement Savings and Investment Plan, the 401(k) Plan, covering our full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by us and the investment earnings thereon are not taxable to the employees until withdrawn. If our 401(k) Plan qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be deductible by us when made. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,000 in 1999 and to have those funds contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us, to make additional matching contributions on behalf of all participants. To date, we have not made any contributions to the 401(k) Plan.

Employment Agreements and Change in Control Arrangements

  We have entered into the following employment, noncompete and change in control arrangements and agreements with our current officers. For a description of arrangements with our former officers, directors and substantial stockholders, see "Related Party Transactions" on page 63.

  Each of our executive officers listed in "Management--Executive Officers and Management" other than Mr. Korchinsky and Mr. Martell entered into an employment agreement with us in August 1999. These agreements provide that if the officer is terminated without cause or constructively terminated he will receive:

  .  one year accelerated vesting of any of his stock options;

  .  one year of salary and target bonus.

In addition, Mr. Mehra's agreement provides that he will receive one year accelerated vesting of common stock purchased by him pursuant to restricted stock purchase agreements.

If the officer voluntarily resigns, is terminated for cause or is terminated for any other reason, he is not entitled to these benefits.

  In June 1998, we entered into a letter agreement with George Korchinsky, our Vice President of International Sales. Pursuant to the agreement, Mr. Korchinsky receives an annual salary of $150,000 and is eligible for an incentive-based sales bonus. In addition, Mr. Korchinsky received options to purchase 120,000 shares of our common stock pursuant to our employee stock plan, 25% of which vest after one year and 1/48 of which vest every month thereafter; provided, however, that 50% of the option shares will vest if we experience a change in control. Pursuant to the terms of the option grant, a change in control is defined as:


  . any person becoming the beneficial owner of 50% or more of the total voting power of our then outstanding voting securities; or

  . a merger or consolidation with any other corporation, other than a merger or consolidation which would result in our voting securities outstanding immediately prior thereto continuing to represent at least 50% of the total voting power of the surviving entity outstanding immediately after such merger or consolidation, or our stockholders approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets.

  In the event of a change of control of our company, Mr. Korchinsky has 90 days following the completion of such a transaction to decide whether it constitutes a constructive termination of his employment in which case all of his options will vest up to the date of constructive termination regardless of the one year initial anniversary vesting, plus an additional six months of options will be deemed vested. If he terminated without cause, Mr. Korchinsky is entitled to receive twelve (12) months of his annual base salary and benefits in exchange for a general release.

  In July 1999, we entered into a letter agreement with Gary Martell, our Chief Operating Officer. Pursuant to the agreement, Mr. Martell:

  .  receives an annual base salary of $200,000;

  .  was granted options to purchase 400,000 shares of common stock; and

  .  is eligible for an annual bonus of up to $50,000.

  Mr. Martell is entitled to accelerated vesting of 50% of his outstanding options in the event of a greater than 50% change in ownership of our shares. If Mr. Martell is terminated without cause, his salary and benefits will continue for six months after termination.

Limitations on Directors' Liability and Indemnification

  Our certificate of incorporation limits the liability of our directors and executive officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  any breach of their duty of loyalty to our company or our stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

  The limits on a director or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

  Our certificate of incorporation together with our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

  Prior to the effective time of this offering, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

  At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted. Nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS

  All future transactions, other than compensation, stock options pursuant to the plans and other benefits available to employees generally, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of our board of directors, including a majority of our independent and disinterested members of our board of directors. If required by law, the future transactions will be approved by a majority of the disinterested stockholders. These future transactions will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

Stock Issuances to our Directors, Officers and Principal Stockholders

  In May and June of 1997, we issued 4,181,426 shares of common stock at the fair market value price of $0.001 per share to our founders, Mark Wu, Techfarm II, L.P., Vivek Mehra, our Chief Technology Officer, and Mark Orr, our Vice President of Business Development, for aggregate proceeds of $4,181. In August 1997, we issued 471,338 shares of common stock at the fair market value price of $0.001 per share for aggregate proceeds of $471. Of such shares, we issued 111,338 shares to Vivek Mehra. In March 1998, we issued 800,000 shares of common stock at the fair market value price of $0.10 per share to Stephen DeWitt, our Chief Executive Officer and President, for aggregate proceeds of $80,000. In February 1999, we issued 100,000 shares of common stock at the fair market value price of $0.50 per share to Vivek Mehra for aggregate proceeds of $50,000.

  We repurchased 570,000 shares of common stock on September 29, 1997 from the estate of Mark Wu at the original purchase price. The balance of his shares were transferred to his heirs.

  Between October 1996 and June 1997, we issued warrants to purchase 163,500 shares of Series A preferred stock at a per share exercise price of $1.00 per share to 13 persons as consideration for bridge loans that were converted to Series A preferred stock. Of these warrants, we issued warrants to purchase 32,500 shares of Series A preferred stock to Gordon Campbell, one of our directors. Between August and November 1997, we sold 3,572,401 shares of Series A preferred stock at a per share price of $1.00 for aggregate proceeds of $3.6 million.

  Between April and June 1998, we issued warrants to purchase 41,612 shares of Series B preferred stock at a per share exercise price of $2.16 to Vanguard V, TechFund Capital, LP and Stephen W. Dewitt as consideration for bridge loans that were converted to Series B preferred stock. In July 1998, we issued 3,698,910 shares of Series B preferred stock at a per share price of $2.16 for aggregate proceeds of $8.0 million.

  In February and March 1999, we issued warrants to purchase an aggregate of 79,045 shares of Series C preferred stock with a per share exercise price of $3.70 to 12 investors as consideration for bridge loans that were converted to Series C preferred stock. Of the warrants, we issued warrants to purchase:

  .  20,270 shares of Series C preferred stock to SPLZ One Partners, LLC;

  .  6,756 shares of Series C preferred stock to Vanguard V, LP;

  . 13,512 shares of Series C preferred stock to Crystal Internet Venture Fund, L.P.;

  .  1,351 shares of Series C preferred stock to Stephen W. Dewitt;

  . 2,702 shares of Series C preferred stock to George Korchinsky, our Vice President of International Sales;

  . 13,039 shares of Series C preferred stock to Chase Venture Capital Associates, LP;

  .  2,364 shares of Series C preferred stock to TechFund Capital II, LP;

  . 472 shares of Series C preferred stock to TechFund Capital Management II, LP; and

  . 121 shares of Series C preferred stock to Kenton D. Chow, our Chief Financial Officer.

In May 1999, we issued 9,813,507 shares of Series C preferred stock at a per share price of $3.70 for aggregate proceeds of $36.3 million. In connection with our Series C preferred stock financing, we issued a warrant to BT Alex. Brown to purchase 242,508 shares of common stock with a per share exercise price of $3.70 that expires in May 2002 as consideration for BT Alex. Brown's services as placement agent in the Series C preferred stock financing.

  Upon closing of this offering, all shares of outstanding preferred stock will be automatically converted into shares of common stock. Listed below are those persons who participated in the financings described above who are our executive officers, directors or stockholders who beneficially own five percent or more of our securities.

                                   Series A           Series B           Series C
                          Common   Preferred Series A Preferred Series B Preferred Series C   Aggregate
      Stockholder          Stock     Stock   Warrants   Stock   Warrants   Stock   Warrants Consideration
      -----------        --------- --------- -------- --------- -------- --------- -------- -------------
August Capital
 entities...............        --        --      --         --      --  2,702,701      --   $10,004,992
Chase Venture Capital
 Assoc. L.P.............        --   517,500      --  1,387,091      --    531,081  13,039     5,530,744
Kenton D. Chow..........        --        --      --      2,312      --      2,433     121        14,450
Crystal Internet
 Ventures Fund, L.P.....        --        --      --    924,728      --    445,946  13,512     3,699,996
Stephen W. DeWitt.......   800,000        --      --    115,591  18,494     27,027   1,351       390,799
George M. Korchinsky....        --        --      --         --      --     27,027   2,702       109,997
Vivek Mehra.............   946,382     5,000      --         --      --         --      --         5,946
Mark H. Orr.............   946,382        --      --         --      --         --      --           946
SPLZ One Partners, LLC
 (Jordan A. Levy).......        --        --      --         --      --    135,135  20,720       500,000
Techfarm/TechFund
 Capital entities....... 1,200,000   982,500  32,500    213,214  11,559     56,757   2,836     1,654,243
Vanguard V, L.P.........        -- 1,202,465      --    462,364  11,559    135,135   6,756     2,752,462
Mark Wu................. 1,200,000        --      --         --      --         --      --         1,200

  The entities listed above as Techfarm/TechFund Capital entities include TechFund Capital, LP and its general partner, TechFund Capital Management, LLC; TechFund Capital II, LP and its general partner, TechFund Capital Management II, LLC; and Techfarm Management, Inc. Mr. Campbell, our Chairman, is a managing member of TechFund Capital Management, LLC and TechFund Capital Management II, LLC and the President and a shareholder of Techfarm Management, Inc. Mr. Campbell disclaims beneficial ownership of the shares held by each entity, except to the extent of his pecuniary interest therein.

  Jordan A. Levy, one of our directors, is a managing member of SPLZ One Partners, LLC. Mr. Levy disclaims beneficial ownership of the shares held by each entity, except to the extent of his pecuniary interest therein.

Option Grants to our Directors and Executive Officers

  Stock option grants to directors and executive officers of our company are described under the captions "Management--Board Compensation" and "--Executive Compensation". Since our inception, we have granted options to our directors and current and former executive officers, including the Named Executive Officers as follows:

                                             Number
                                               of                       Exercise
         Name                                Shares      Grant Date      Price
         ----                                -------     ----------     --------
Kenton D. Chow..............................  90,000 April 15, 1998      $0.10
                                              50,000 December 15, 1998    0.50
                                              60,000 July 27, 1999        2.50
Patrick J. Conte............................ 100,000 September 23, 1998   0.50
                                              40,000 February 16, 1999    1.00
                                              40,000 July 27, 1999        2.50
Stephen W. DeWitt........................... 400,000 March 18, 1998       0.10
                                             100,000 May 18, 1999         1.85
                                             250,000 July 27, 1999        2.50
Kelly M. Herrell............................ 250,000 July 27, 1999        2.50
George M. Korchinsky........................ 120,000 July 15, 1998        0.50
                                              60,000 July 27, 1999        2.50
Jordan A. Levy..............................  30,000 July 15, 1998        0.50
Gary A. Martell............................. 400,000 July 27, 1999        2.50
Vivek Mehra................................. 100,000 July 27, 1999        2.50
Mark H. Orr.................................  30,000 July 27, 1999        2.50
Robin Porter................................  90,000 November 25, 1997    0.10

  In connection with a separation agreement dated July 28, 1999, we accelerated the vesting of options to purchase 37,500 shares of our common stock held by Ms. Porter. Pursuant to the separation agreement, Ms. Porter will receive her regular salary and benefits other than accrued vacation pay until October 31, 1999. Ms. Porter released any and all claims against us that arose prior to the date of the agreement, whether known or unknown, arising out of any agreement, act or omission, including matters arising from her employment relationship with us.

Other Relationships

  Our company has a management consulting agreement with Techfarm Management, Inc. pursuant to which it provides management consulting services to our company for a fee of $5,000 per month. These services and our payment of the related fees will cease upon the closing of this offering. Gordon Campbell is the President of Techfarm Management, Inc. and serves as the Chairman of our board of directors. In addition, Mr. Campbell is also a managing member of TechFund Capital Management, LLC, the general partner of TechFund Capital, L.P.

  On August 20, 1999, we made an interest free loan of $500,000 to Stephen W. Dewitt, our President and Chief Executive Officer. The loan is secured by 50,000 shares of our Series B preferred stock held by Mr. DeWitt and is full recourse. The loan is payable on August 20, 2003. In the event Mr. DeWitt leaves our employment, the note will be due and payable in full 60 days after his last day of employment with us.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of October 1, 1999, and as adjusted to reflect the sale of 5,000,000 shares of common stock offered hereby by:

  . each stockholder known by us to own beneficially more than five percent of our common stock;

  .  each of the Named Executive Officers;

  .  each director of our company; and

  .  all directors and executive officers as a group.

                                                  Percent Beneficially Owned
                                   Total Number ------------------------------
         Name and Address           of Shares   Before Offering After Offering
         ----------------          ------------ --------------- --------------
August Capital entities...........  2,702,701        12.1%            9.9%
  (which entities are ultimately
   controlled by Messrs. David F.
   Marquardt, John R. Johnston,
   Andrew L. Anker and Andrew S.
   Rappaport)
  2480 Sand Hill Road, Suite 101
  Menlo Park, California 94025

Chase Venture Capital Assoc.
 L.P..............................  2,448,711        11.0             9.0
  (which entity is ultimately
   controlled by Jeffrey Walker,
   Mitchell Blutt, M.D., Arnold
   Chavkin, Steven Murray, Michael
   Hannon, Shahan Soghikian, Brian
   Richmond, Donald Hofmann, Chris
   Behrens, John M.B. O'Connor,
   John Baron, Damion Wicker,
   M.D., Susan Segal, Lindsay
   Stuart and Chase Capital
   Corporation)
  380 Madison Avenue, 12th Floor
  New York, New York 10017

Techfarm/TechFund Capital
 entities.........................  2,446,866        11.1             9.0
  111 West Evelyn Avenue Suite 101
  Sunnyvale, California 94086

Vanguard V, L.P...................  1,818,279         8.2             6.7
  (which entity's investment in
   Cobalt is controlled by
   Curtis Kipling Myers)
  525 University Avenue Suite 600
  Palo Alto, California 94301

Crystal Internet Venture Fund,
 L.P..............................  1,384,186         6.2             5.1
  (which entity's investment in
   Cobalt
   is controlled by Joseph Tzeng)
  1120 Chester Avenue, Suite 310
  Cleveland, Ohio 44114

Gordon A. Campbell................  2,446,866        11.0             9.0
Stephen W. DeWitt.................  1,054,155         4.7             3.8
Vivek Mehra.......................  1,019,382         4.6             3.7
Mark H. Orr.......................    946,382         4.2             3.5
Robin Porter......................     75,000          *              *
Kenton D. Chow....................     40,491          *              *
Gary F. Bengier...................         --          *              *
Jordan A. Levy....................    155,135          *              *
Stephen J. Luczo..................         --          *              *
Mark F. Spagnolo..................         --          *              *
All executive officers and
 directors as a group
 (14 persons).....................  5,699,088        25.2            20.6

--------
* Less than 1% of the outstanding shares of common stock.

  Except as otherwise noted above, the address of each person listed on the table is 555 Ellis Street, Mountain View, California 94043.

  As of October 1, 1999, 22,298,052 shares of our common stock were outstanding, assuming that each share of preferred stock was converted on a one for one basis to common stock. The columns regarding beneficial ownership before and after the offering assume that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will sell an aggregate of shares of new common stock.

  We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after October 1, 1999, but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated below that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

  The beneficial ownership reported for August Capital entities includes 2,583,782 shares held by August Capital II, LP and 118,919 shares held by August Capital Strategic Partners II, LP. The general partner of each of these entities is August Capital Management II, LLC. The managing members of August Capital Management II, LLC are David F. Marquardt, John R. Johnston, Andrew L. Anker and Andrew S. Rappaport. Each of these persons disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

  The general partner of Chase Venture Capital Associates, L.P. is Chase Capital Partners. The general partners of Chase Capital Partners are Jeffrey Walker, Mitchel Blutt, M.D., Arnold Chavkin, Steven Murray, Michael Hannon, Shahan Soghikian, Brian Richmand, Donald Hofmann, Chris Behrens, John M.B. O'Connor, John Baron, Damion Wicker, M.D., Susan Segal, Lindsay Stuart and Chase Capital Corporation. Jeffrey Walter is the President of Chase Capital Corporation, which is a wholly-owned subsidiary of Chase Manhattan Corporation. Each of these persons disclaims beneficial ownership of the shares except to the extent of his or her pecuniary interest therein.

  The beneficial ownership reported for the Techfarm/TechFund Capital entities and Gordon A. Campbell includes:

  .  1,147,500 shares held by Techfarm II, LP;

  .  1,015,590 shares held by TechFund Capital, LP;

  .  96,321 shares held by TechFund Capital Management, LLC;

  .  83,803 shares held by Gordon A. Campbell;

  .  47,297 shares held by TechFund Capital II, LP;

  .  9,460 shares held by TechFund Capital II, LP; and

  .  46,895 shares subject to warrants held by Mr. Campbell.

  Mr. Campbell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

  The general partners of Vanguard V, L.P. are Robert Ulrich, Clifford Higgerson, Jack Gill and Curtis Kipling Myers. Each of these persons disclaims beneficial ownership of the Cobalt shares held by Vanguard V, L.P. except to the extent of his pecuniary interest therein.

  The general partner of Crystal Internet Venture Fund, L.P. is Crystal Venture, Ltd. Joseph Tzeng is the President and Dan Kellog is the Vice President of Crystal Venture Ltd. Each of Messrs. Tzeng and Kellog disclaims beneficial ownership of the Cobalt shares held by Crystal Internet Venture Fund except to the extent of his pecuniary interest therein.

  The beneficial ownership of Jordan Levy as reported above includes 135,135 shares of Series C preferred stock and warrants to purchase 20,720 shares of Series C preferred stock held by SPLZ One Partners, LLC. Mr. Levy is a managing member of SPLZ One Partners, LLC. However, Mr. Levy disclaims beneficial ownership of the shares and warrants held by SPLZ One Partners except to the extent of his pecuniary interest therein.

  The beneficial ownership of the persons set forth in the table above includes the following options or warrants to purchase our common stock that may be exercised by such person within 60 days of October 1, 1999:

            Securities Exercisable Within 60 Days of October 1, 1999

                                                                Options Warrants
                                                                ------- --------
Techfarm/TechFund entities.....................................     --   46,895
Chase Venture Capital Assoc. L.P. .............................     --   13,039
Crystal Internet Venture Fund, L.P.............................     --   13,512
Gordon A. Campbell.............................................     --   46,895
Stephen W. DeWitt.............................................. 175,000  19,845
Kenton D. Chow.................................................   7,500     121
Jordan Levy....................................................  20,000     --
All directors and officers..................................... 269,583  69,500

                          DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, we will be authorized to issue 120,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

  As of October 1, 1999, we had 22,298,052 shares of common stock outstanding held by approximately 137 stockholders.

  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

  Upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

  .  restricting dividends on the common stock;

  .  diluting the voting power of the common stock;

  .  impairing the liquidation rights of the common stock; and

  . delaying or preventing a change in control of our company without further action by the stockholders.

  We have no present plans to issue any shares of preferred stock.

Warrants

  As of November 4, 1999, we had outstanding warrants to purchase:

  . 242,508 shares of common stock issued to BT Alex. Brown at an exercise price of $3.70 per share that will expire in May 2002;

  . 18,494 shares of Series B preferred stock issued to one stockholder at an exercise price of $2.16 per share that will expire on November 26, 1999; and

  . 16,632 shares of Series C preferred stock issued to 3 stockholders at an exercise price of $3.70 per share that will expire on November 26, 1999.

Our outstanding warrants to purchase preferred stock will convert to warrants to purchase common stock upon the closing of this offering.

Holders of Registration Rights Can Require Us to Register Shares of Our Stock for Resale

  As of October 1, 1999, the holders of 17,179,383 shares of common stock and 188,592 shares of common stock issuable upon the exercise of warrants or their permitted transferees are entitled to require us to register their shares under the Securities Act of 1933, as amended. These rights are provided under the terms of our agreement with the holders of registrable securities. Under these registration rights, holders of at least a majority of the then outstanding registrable securities may require on two occasions that we register their shares for public resale. We are obligated to register these shares if the holders of a majority of the eligible shares request registration and only if the shares to be registered have an anticipated public offering price of at least $10,000,000. In addition, holders of registrable securities may require on two separate occasions that we register their shares for public resale on Form S-3 or similar short-form registration, if we are eligible to use Form S-3 or similar short-form registration, and the value of the securities to be registered is at least $10,000,000. If we elect to register any of our shares of common stock for any public offering, the holders of registrable securities are entitled to include shares of common stock in the registration. However we may reduce the number of shares proposed to be registered in view of market conditions. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions.

Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter
Documents

  A number of the provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. These provisions include our failure to "opt out" of the protections of Section 203 of the Delaware Code, as described below, as well as our reservation of 10,000,000 shares of blank check preferred and our staggered board of directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging such proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

 Delaware Law

  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that
Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Charter Documents

  Upon completion of this offering, our certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our certificate of incorporation provides that directors may be removed:

  . with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock; or

  . without cause by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of the voting stock.

  Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

  Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The following persons are authorized to call a special meeting of stockholders:

  .  a majority of our board of directors;

  .  the chairman of the board;

  .  the chief executive officer; or

  .  50% of our stockholders entitled to vote at the special meeting.

The limitation on the right of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders. The restriction on the ability of stockholders to call a special meeting also will make it more difficult to replace the board until the next annual meeting.

  Although Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting, it also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholder's meeting. However, we believe that the elimination of stockholders' written consents may deter hostile takeover attempts. Without the availability of stockholder's actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders' meeting and satisfy the notice periods determined by the board of directors. Our certificate of incorporation provides for the elimination of actions by written consent of stockholders upon the closing of this offering.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is BankBoston, N.A. BankBoston is located at 150 Royall Street, Canton, Massachusetts, 02021 and its telephone number is (781) 575-3120.

Nasdaq Stock Market Listing

  Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "COBT".

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of such sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

  After this offering, we will have outstanding 27,298,052 shares of common stock, based upon shares outstanding as of October 1, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after October 1, 1999. All of the shares sold in this offering will be freely tradeable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 22,298,052 shares of common stock held by existing stockholders are "restricted" shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

  Our officers, directors, employees, and other stockholders, who collectively hold an aggregate of 22,298,052 restricted shares, and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our officers, directors, employees and stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. Goldman, Sachs & Co. may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Goldman, Sachs & Co. that we will not offer, sell or otherwise dispose of our common stock until 180 days after the effective date of this offering.

  Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

                                                                    Number of
                   Date of Availability for Sale                      Shares
                   -----------------------------                    ----------
At various times between October 1, 1999 and the date 30 days
 after the effective date of this offering.........................        --
At various times between the date 30 days and the date
 180 days after the effective date of this offering................    100,000
At various times thereafter upon the expiration of applicable holding periods................................................... 22,198,052

  Following the expiration of the lock-up period, shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act unless those shares are held by one of our affiliates, directors or officers.

  In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding, which will equal approximately 272,981 shares immediately after the offering; or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

  Sales under Rule 144 are also subject to manner of sale provisions that require arm's length sales through a stockbroker, notice requirements with respect to sales by our officers, directors and greater than five percent stockholders and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

  We intend to file, shortly after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under the stock plans and subject to outstanding options under our 1997 stock option plan. See "Management--Stock Plans". Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual restrictions described above. As of November 4, 1999, options to purchase 3,595,066 shares of common stock were outstanding of which approximately 373,815 options were then vested and exercisable. Beginning 180 days after the effective date of this offering, approximately 634,184 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

  Beginning 180 days after the effective date of this offering, approximately 277,634 shares issuable upon the exercise of vested warrants as of November 4, 1999 will become eligible for sale in the public market, if such warrants are exercised.

  Following this offering, the holders of an aggregate of 17,179,383 shares of outstanding common stock and 188,592 shares of common stock issuable upon the exercise of warrants, as of October 1, 1999, have the right to require us to register their shares for sale upon meeting requirements to which the parties have previously agreed. See "Description of Capital Stock--Holders of Registration Rights Can Require Us to Register Shares of Our Stock for Resale" for additional information regarding registration rights.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters specified by the underwriters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

  The financial statements as of December 31, 1997, 1998 and October 1, 1999, and for the period from inception (October 18, 1996) to December 31, 1996, for the years ended December 31, 1997 and 1998 and the nine months ended October 1, 1999, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The public may obtain information on the operations of the public reference facilities in Washington, D.C. by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                             COBALT NETWORKS , INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheet................................................. F-3

Consolidated Statement of Operations....................................... F-4

Consolidated Statement of Stockholders' Deficit............................ F-5

Consolidated Statement of Cash Flows....................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Cobalt Networks, Inc.


  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Cobalt Networks, Inc. and its subsidiaries at December 31, 1997, 1998 and October 1,1999, and the results of their operations and their cash flows for the period from October 18, 1996 (inception) through December 31, 1996, the years ended December 31, 1997 and 1998, and the nine months ended October 1, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
October 11, 1999, except as to
Note 12, which is as of October 26, 1999.

                             COBALT NETWORKS, INC.
                           CONSOLIDATED BALANCE SHEET
                (in thousands, except share and per share data)

                                                                    Pro Forma
                                     December 31,                 Stockholders'
                                   -----------------  October 1,  Equity as of
                                    1997      1998       1999    October 1, 1999
                                   -------  --------  ---------- ---------------
                                                                   (unaudited)
Assets
Current assets:
 Cash and cash equivalents.......  $ 1,738  $  2,090   $ 25,730
 Accounts receivable, net of
  allowance for doubtful
  accounts of $--, $335 and
  $367...........................      --      2,040      5,207
 Inventories.....................       20       514        638
 Other current assets............       78       239        644
                                   -------  --------   --------
   Total current assets..........    1,836     4,883     32,219
Property and equipment, net......      162     1,262      1,539
                                   -------  --------   --------
                                   $ 1,998  $  6,145   $ 33,758
                                   =======  ========   ========
Liabilities, mandatorily
 redeemable convertible preferred
 stock and stockholders' equity
 (deficit)
Current liabilities:
 Notes payable, current..........  $   --   $     39   $     43
 Borrowings under line of
  credit.........................      --        600        --
 Advance from related party......      --        500        --
 Accounts payable................      209     4,179      7,912
 Accrued liabilities.............       85     1,183      3,536
 Deferred margin on distributor
  inventory......................      --        294        861
                                   -------  --------   --------
   Total current liabilities.....      294     6,795     12,352
Notes payable....................      --         84         52
                                   -------  --------   --------
                                       294     6,879     12,404
                                   -------  --------   --------
Mandatorily Redeemable
 Convertible Preferred Stock
 (Note 4)........................    3,551    12,339     45,907     $    --
                                   -------  --------   --------     --------
Commitments and contingencies
 (Notes 10 and 11)
Stockholders' equity (deficit)
 Preferred Stock: $0.001 par
  value; 10,000,000 shares
  authorized, none issued and
  outstanding pro forma..........      --        --         --           --
 Common Stock: $0.001 par value;
  120,000,000 shares authorized;
  4,193,000, 4,750,000 and
  5,119,000 shares issued and
  outstanding at December 31,
  1997, 1998 and October 1,
  1999; 22,298,000 (unaudited)
  shares issued and outstanding
  pro forma......................        4         5          5           22
 Additional paid-in capital......      --         79     11,840       57,730
 Unearned stock compensation.....      --        --      (7,747)      (7,747)
 Note receivable from
  stockholders...................      --        --        (442)        (442)
 Accumulated deficit.............   (1,851)  (13,157)   (28,209)     (28,209)
                                   -------  --------   --------     --------
   Total stockholders' equity
    (deficit)....................   (1,847)  (13,073)   (24,553)    $ 21,354
                                   -------  --------   --------     ========
                                   $ 1,998  $  6,145   $ 33,758
                                   =======  ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             COBALT NETWORKS, INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                (in thousands, except share and per share data)

                           Period From
                           October 18,
                               1996           Year Ended
                          (inception) to     December 31,                Nine Months Ended
                           December 31,  ----------------------  ----------------------------------
                               1996         1997        1998     September 30, 1998 October 1, 1999
                          -------------- ----------  ----------  ------------------ ---------------
                                                                    (unaudited)
Net revenues............    $      --    $      --   $    3,537      $    1,513       $   13,849
Cost of revenues........           --           --        3,123           1,390            9,029
                            ----------   ----------  ----------      ----------       ----------
Gross profit............           --           --          414             123            4,820
                            ----------   ----------  ----------      ----------       ----------
Operating expenses:
 Research and
  development...........            22        1,067       3,483           2,373            4,337
 Sales and marketing....           --           245       5,581           3,349           10,246
 General and
  administrative........            60          445       1,895           1,080            2,624
 Amortization of stock
  compensation..........           --           --          --              --             1,509
                            ----------   ----------  ----------      ----------       ----------
   Total operating
    expenses............            82        1,757      10,959           6,802           18,716
                            ----------   ----------  ----------      ----------       ----------
Loss from operations....           (82)      (1,757)    (10,545)         (6,679)         (13,896)
Interest income.........           --            17          82              57              500
Interest expense........           --           (29)        (15)            (12)            (218)
Other expense...........           --           --          --              --              (108)
                            ----------   ----------  ----------      ----------       ----------
Net loss................           (82)      (1,769)    (10,478)         (6,634)         (13,722)
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock........           --           --         (828)           (331)          (1,330)
                            ----------   ----------  ----------      ----------       ----------
Net loss attributable to
 holders of Common
 Stock..................    $      (82)  $   (1,769) $  (11,306)     $   (6,965)      $  (15,052)
                            ==========   ==========  ==========      ==========       ==========
Basic and diluted net
 loss per share
 attributable to holders
 of Common Stock........                 $    (4.09) $    (5.48)     $    (3.67)      $    (4.31)
                                         ==========  ==========      ==========       ==========
Basic and diluted
 weighted average shares
 outstanding............                    432,000   2,065,000       1,896,000        3,491,000
                                         ==========  ==========      ==========       ==========
Pro forma basic and
 diluted net loss per
 share..................                             $    (1.43)                      $    (0.85)
                                                     ==========                       ==========
Pro forma basic and
 diluted weighted
 average shares
 outstanding ...........                              7,330,000                       16,163,000
                                                     ==========                       ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                             COBALT NETWORKS, INC.
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                       (in thousands, except share data)

                              Common Stock        Additional    Unearned    Note Receivable
                          ----------------------    Paid-in      Stock           from       Accumulated
                           Shares      Amount       Capital   Compensation    Stockholder     Deficit       Total
                          ---------  -----------  ----------- ------------  --------------- -----------  -----------

Net loss................        --   $       --   $       --  $       --      $       --    $       (82) $       (82)
                          ---------  -----------  ----------- -----------     -----------   -----------  -----------
Balance at December 31,
 1996...................        --           --           --          --              --            (82)         (82)

Issuance of Common
 Stock..................  4,763,000            5          --          --              --            --             5
Repurchase of Common
 Stock..................   (570,000)          (1)         --          --              --            --            (1)
Net loss................        --           --           --          --              --         (1,769)      (1,769)
                          ---------  -----------  ----------- -----------     -----------   -----------  -----------
Balance at December 31,
 1997...................  4,193,000            4          --          --              --         (1,851)      (1,847)

Issuance of Common
 Stock..................    812,000            1           79         --              --            --            80
Repurchase of Common
 Stock..................   (255,000)         --           --          --              --            --           --
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock........        --           --           --          --              --           (828)        (828)
Net loss................        --           --                                                 (10,478)     (10,478)
                          ---------  -----------  ----------- -----------     -----------   -----------  -----------
Balance at December 31,
 1998...................  4,750,000            5           79         --              --        (13,157)     (13,073)

Issuance of Common
 Stock..................    369,000          --           108         --              (50)          --            58
Issuance of warrants....        --           --           532         --              --            --           532
Stock compensation......        --           --           346         --              --            --           346
Unearned stock compensa-
 tion (Note 7)..........        --           --         8,910      (8,910)            --            --           --
Amortization of stock
 compensation ..........        --           --           --        1,163             --            --         1,163
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock .......        --           --           --          --              --         (1,330)      (1,330)
Issuance of Note
 receivable to
 stockholder............        --           --           --          --             (392)          --          (392)
Adjustments to
 redemption value of
 Mandatorily Redeemable
 Preferred Stock........        --           --         1,865         --              --            --         1,865
Net loss................        --           --           --          --              --        (13,722)     (13,722)
                          ---------  -----------  ----------- -----------     -----------   -----------  -----------
Balance at October 1,
 1999 ..................  5,119,000  $         5  $    11,840 $    (7,747)    $      (442)  $   (28,209) $   (24,553)
                          =========  ===========  =========== ===========     ===========   ===========  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                             COBALT NETWORKS, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                               Year Ended
                            Period From       December 31,          Nine Months Ended
                         October 18, 1996  --------------------  ------------------------
                          (inception) to                         September 30, October 1,
                         December 31, 1996   1997       1998         1998         1999
                         ----------------- ---------  ---------  ------------- ----------
                                                                  (unaudited)
Cash flows from
 operating activities:
 Net loss..............      $     (82)    $  (1,769) $ (10,478)   $  (6,634)   $(13,722)
 Adjustments to
  reconcile net loss
  to net cash used in
  operating
  activities:
  Depreciation.........            --             18        323          181         594
  Stock compensation...            --            --         --           --          346
  Amortization of
   stock
   compensation........            --            --         --           --        1,163
  Non-cash interest
   expense.............            --             20          2          --          130
  Other non-cash
   expense.............            --            --         --           --          108
  Changes in assets
   and liabilities:
   Accounts
    receivable.........            --            --      (2,040)      (1,270)     (3,167)
   Inventories.........            --            (20)      (494)         (50)       (124)
   Other current
    assets.............             (4)          (74)      (161)        (296)       (134)
   Accounts payable....             45           164      3,970        1,613       3,733
   Accrued
    liabilities........              9            76      1,096          517       2,132
   Deferred margin on
    distributor
    inventory..........            --            --         294          128         567
                             ---------     ---------  ---------    ---------    --------
    Net cash used in
     operating
     activities........            (32)       (1,585)    (7,488)      (5,811)     (8,374)
                             ---------     ---------  ---------    ---------    --------
Cash flows used in
 investing activities:
 Acquisition of
  property and
  equipment............            (23)         (157)    (1,423)        (741)       (871)
 Loan to shareholder...            --            --         --           --         (500)
                             ---------     ---------  ---------    ---------    --------
  Net cash used in
   investing
   activities..........            (23)         (157)    (1,423)        (741)     (1,371)
                             ---------     ---------  ---------    ---------    --------
Cash flows from
 financing activities:
 Proceeds from
  issuance of
  Mandatorily
  Redeemable
  Convertible
  Preferred Stock,
  net..................            --          2,992      7,210        7,270      29,705
 Proceeds from
  issuance of Common
  Stock................            --              4         80           80          58
 Proceeds from advance
  from related party...            --            --         500          --          --
 Proceeds from
  borrowings under
  line of credit.......            --            --         600          --          --
 Principal payments on
  line of credit.......            --            --         --           --         (600)
 Proceeds from
  borrowings under
  notes payable........             70           --         431          --          --
 Principal payments on
  notes payable........            --           (130)      (308)         --          (28)
 Proceeds from
  borrowings under
  convertible
  promissory notes.....            --            599        750          750       4,250
                             ---------     ---------  ---------    ---------    --------
   Net cash provided by
    investing
    activities.........             70         3,465      9,263        8,100      33,385
                             ---------     ---------  ---------    ---------    --------
Net increase (decrease)
 in cash and cash
 equivalents...........             15         1,723        352        1,548      23,640
Cash and cash
 equivalents at
 beginning of period...            --             15      1,738        1,738       2,090
                             ---------     ---------  ---------    ---------    --------
Cash and cash
 equivalents at end of
 period................      $      15     $   1,738  $   2,090    $   3,286    $ 25,730
                             =========     =========  =========    =========    ========
Supplemental disclosure
 of cash flow
 information:
 Cash paid for
  interest.............      $     --      $       9  $      13    $      13    $     88
                             =========     =========  =========    =========    ========
 Conversion of notes
  payable and accrued
  interest into
  Mandatorily
  Redeemable
  Convertible
  Preferred Stock......      $     --      $     559  $     750    $     750    $  4,800
                             =========     =========  =========    =========    ========
 Issuance of
  warrants.............      $     --      $     --   $     --     $     --     $    402
                             =========     =========  =========    =========    ========
 Issuance of Common
  Stock for promissory
  note.................      $     --      $     --   $     --     $     --     $     50
                             =========     =========  =========    =========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             COBALT NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 The Company

  Cobalt Networks, Inc., (formerly ViavisionSystems Inc. and Cobalt Microserver, Inc.) (the "Company"), was incorporated in California in October 1996. The Company is a leading provider of server appliances. Server appliances are a new category of network infrastructure devices that are optimized to deliver one or a few network-based applications well. The Company markets and sells its products globally through its direct sales force and its channel partners. The Company operates in one business segment.

 Reincorporation

  On September 1, 1999, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 120,000,000 shares of $0.001 par value Common Stock and 10,000,000 shares of $0.001 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The par value and shares of Common Stock and Preferred Stock authorized, issued and outstanding at each balance sheet date presented, and for each period presented in the consolidated statement of stockholders' deficit have been retroactively adjusted to reflect the reincorporation.

 Principles of consolidation and basis of presentation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

  Through December 31, 1998 the Company operated on a calendar quarter-end and year-end basis. Beginning in 1999 the Company changed its accounting periods to thirteen-week fiscal quarters ending on the Friday closest to the end of the month.

 Use of estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue recognition

  Revenue from product sales to other than distributors is generally recognized at the time the product is shipped. Provisions for estimated future product returns and exchanges are recognized upon product shipment.

  The Company grants distributors limited rights of return on unsold inventory held by such distributors. The Company has limited control over the extent to which products sold to distributors are sold through to end users. Accordingly, the Company recognizes revenues on sales to distributors at the time its products are sold through to end users. The recognition of the gross profit on the products held by distributors is deferred until the sale to the end user occurs. The deferred gross profit is captioned as "deferred margin" on the Company's balance sheet.

  Upon shipment, the Company also provides for the estimated cost that may be incurred for product warranties.

                             COBALT NETWORKS, INC.

 Cash equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The majority of the Company's cash equivalents consist of money market funds.

 Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using standard cost which approximates the first-in, first-out method.

 Property and equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally eighteen months to five years, or the lease term of the respective assets.

 Long-lived assets

  The Company periodically evaluates the recoverability of its long-lived assets based upon expected undiscounted cash flows and recognizes impairment from the carrying value of long-lived assets, if any, based on the fair value of such assets.

 Research and development

  Research and development costs are charged to operations as incurred.

  Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when the beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

 Income taxes

  Income taxes are computed using the asset and liability method. Deferred income tax assets or liabilities are established for the expected future consequences resulting from the temporary differences between the financial reporting and income tax bases of assets and liabilities and from net operating loss and tax credit carryforwards. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

 Fair value of financial instruments

  The Company's financial instruments, including cash, cash equivalents, accounts receivable, accounts payable, notes payable and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

 Concentration of credit risk

  Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company places its cash and cash equivalents primarily in market rate accounts with high credit financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in the

                             COBALT NETWORKS, INC.

United States, Europe and Asia. Sales to foreign customers in 1998, and the nine months ended October 1, 1999, which are denominated in U.S. dollars, accounted for 44% and 56%, respectively of total revenue. Sales in the United States, Japan, Europe and other foreign countries were 56%, 21%, 15% and 8%, respectively, of total revenues in 1998, and were 44%, 25%, 22% and 9%, respectively of total revenues in the nine month period ended October 1, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

  During the year ended December 31, 1998, one customer accounted for approximately 12% of net revenues. As of December 31, 1998, this customer accounted for 15% of total accounts receivable. During the period ended October 1, 1999 two customers accounted for approximately 16% and 12%, respectively, of net revenues. As of October 1, 1999, two of these customers accounted for 11% and 10%, respectively of total accounts receivable.

 Stock-based compensation

  The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation."

  The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

 Foreign currency translation

  The Company uses the U.S. dollar as its functional currency for all of its worldwide operations. All sales worldwide are billed in U.S. dollars. Foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates. Expenses are translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts which are translated at historical exchange rates. Gains or losses from foreign currency remeasurements and transactions are included in net loss and were not material for all periods presented.

 Comprehensive income

  Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from nonowner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income (loss) as compared to its reported net loss.

 Net loss per share

  The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to holders of Common Stock for the period by the weighted average number of shares of Common Stock

                             COBALT NETWORKS, INC.

outstanding during the period. Weighted average shares exclude shares of Common Stock subject to repurchase ("restricted shares"). Diluted net loss per share is computed by dividing the net loss available to holders of Common Stock for the period by the weighted average number of shares of Common Stock and potential Common Stock outstanding during the period, if dilutive. Potential Common Stock includes unvested restricted shares of Common Stock and incremental shares of Common Stock issuable upon the exercise of stock options and warrants and upon conversion of Series A, B, and C Mandatorily Redeemable Convertible Preferred Stock.

  The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except share and per share data):

                            Period From                                 Nine Months Ended
                         October 18, 1996  Year Ended December 31,   ------------------------
                          (inception) to   ------------------------  September 30, October 1,
                         December 31, 1996    1997         1998          1998         1999
                         ----------------- -----------  -----------  ------------- ----------
                                                                      (unaudited)
Numerator:
  Net loss attributable
   to holders of Common
   Stock................    $      (82)    $    (1,769) $   (11,306)   $  (6,965)  $ (15,052)
                            ==========     ===========  ===========    =========   =========
Denominator:
  Weighted average
   shares outstanding...           --        2,519,000    4,700,000    4,667,000   4,903,000
  Weighted average
   shares of Common
   Stock subject to
   repurchase...........           --        2,087,000    2,635,000    2,771,000   1,412,000
                            ----------     -----------  -----------    ---------   ---------
  Denominator for basic
   and diluted
   calculation..........           --          432,000    2,065,000    1,896,000   3,491,000
                            ==========     ===========  ===========    =========   =========
Basic and diluted net
 loss per share
 attributable to holders
 of Common Stock........    $      --      $     (4.09) $     (5.48)   $   (3.67)  $   (4.31)
                            ==========     ===========  ===========    =========   =========

  The effects of options to purchase 238,000, 1,622,000 and 3,275,000 shares of Common Stock at an average exercise price of $0.03, $0.26 and $1.79 per share; warrants to purchase 164,000, 204,000 and 189,000 shares of Preferred Stock at an average exercise price of $1.00, $1.24 and $2.22 per share; and 3,572,000, 7,271,000 and 17,179,000 shares of Mandatorily Redeemable Convertible Preferred Stock for the years ended December 31, 1997 and 1998 and the nine months ended October 1, 1999, respectively, and warrants to purchase 243,000 shares of Common Stock at $3.70 per share at October 1, 1999, have not been included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

                             COBALT NETWORKS, INC.

 Pro forma net loss per share (unaudited)

  Pro forma net loss per share for the year ended December 31, 1998 and the nine months ended October 1, 1999 is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the automatic conversion of the Company's Series A, B, and C Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1998 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the weighted average shares used to compute basic net loss per share of 5,265,000 for the year ended December 31, 1998 and 12,672,000 for the nine months ended October 1, 1999.

 Segment information

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. During each period presented, the Company operated in a single business segment, primarily in the United States, Japan and Europe.

 New accounting pronouncement

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company has not yet determined what the effect of SFAS No. 133 will be on the operations and financial position of the Company. The Company will be required to implement SFAS No. 133 beginning in 2001.

 Unaudited interim results

  The accompanying consolidated statements of operations and cash flows for the nine months ended September 30, 1998 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position and its results of operations and cash flows for the interim periods. The data included in notes to the financial statements for these periods is unaudited.

                             COBALT NETWORKS, INC.

NOTE 2--BALANCE SHEET COMPONENTS (in thousands):

                                                     December 31,
                                                    ----------------  October 1,
                                                     1997     1998       1999
                                                    -------  -------  ----------
   Inventories:
     Finished goods................................ $   --   $   498   $   612
     Raw materials.................................      20       16        26
                                                    -------  -------   -------
       Total....................................... $    20  $   514   $   638
                                                    =======  =======   =======

   Property and equipment:
     Computer equipment............................ $   100  $   456   $   994
     Office equipment and fixtures.................       4      280       587
     Production equipment and tooling..............      76      417       417
     Leasehold improvements........................     --       450       476
                                                    -------  -------   -------
                                                        180    1,603     2,474
     Less: Accumulated depreciation................     (18)    (341)     (935)
                                                    -------  -------   -------
                                                    $   162  $ 1,262   $ 1,539
                                                    =======  =======   =======
   Accrued liabilities:
     Employee benefits............................. $    55  $   543   $ 1,320
     Reserve for sales returns.....................     --       386     1,303
     Warranty......................................     --       181       568
     Other.........................................      30       73       345
                                                    -------  -------   -------
                                                    $    85  $ 1,183   $ 3,536
                                                    =======  =======   =======

NOTE 3--DEBT:

 Line of credit

  At December 31, 1998, the Company had $600,000 outstanding under a line of credit agreement with a bank. The line of credit provided for borrowings of up to $800,000 which are secured by the assets of the Company. The line of credit expired in May 1999 and bore interest at prime plus 0.75% per annum (8.75% at December 31, 1998).

 Notes payable

  In September 1998, the Company entered into an equipment lease financing agreement with a leasing company. The agreement provides for borrowings of up to $1.0 million which are secured by the Company's equipment, machinery and fixtures. As of December 31, 1998 and October 1, 1999, the Company had outstanding borrowings under this agreement of $123,000 and $95,000, respectively. The note balance is payable in 34 equal monthly installments and bears interest at 10.95% per annum. Future principal payments under this note are as follows (in thousands):

       Year Ending
       December 31,
       ------------
        1999................................................................  11
        2000................................................................  44
        2001................................................................  40
                                                                             ---
                                                                             $95
                                                                             ===

                             COBALT NETWORKS, INC.

  In November 1996 and December 1996, the Company borrowed a total of $70,000 from a stockholder which bore interest at 10% per annum. In connection with this loan, the Company issued warrants to purchase 17,500 shares of Series A Mandatorily Redeemable Convertible Preferred Stock at $1.00 per share. The estimated fair value of the warrants at the grant date was not material to the financial statements.

  In January 1997 and March 1997, the Company borrowed an additional $60,000 from the same stockholder which bore interest at 10% per annum. In connection with this loan, the Company issued warrants to purchase 15,000 shares of Series A Mandatorily Redeemable Convertible Preferred Stock at $1.00 per share. The estimated fair value of the warrants at the grant date was not material to the financial statements.

  In September 1997, the Company repaid the above loans.

  In June 1998, the Company borrowed $300,000 from a stockholder which bore interest at 5.5% per annum. In connection with the loan, the Company issued warrants to purchase 7,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock at $2.163 per share. The estimated fair value of the warrants at the grant date was not material to the financial statements. In July 1998, the Company repaid the loan in full.

 Convertible promissory notes payable

  During the year ended December 31, 1997, the Company borrowed $539,000 from various individuals under convertible promissory notes bearing interest at 10% per annum. In connection with these notes, the Company issued warrants to purchase 131,000 shares of Series A Mandatorily Redeemable Convertible Preferred Stock at $1.00 per share. The estimated fair value of these warrants at the grant date was not material to the financial statements. These notes, including $20,000 of accrued interest, were converted into Series A Mandatorily Redeemable Convertible Preferred Stock at $1.00 per share in September 1997.

  In April 1998, the Company borrowed $750,000 from various individuals under convertible promissory notes bearing interest at 5.5% per annum. In connection with these borrowings, the Company issued warrants to purchase 35,000 shares of Series B Mandatorily Redeemable Convertible Preferred Stock at $2.163 per share. The estimated fair value of the warrants at the grant date was not material to the financial statements. These notes were converted into Series B Mandatorily Redeemable Convertible Preferred Stock at $2.163 per share in July 1998.

  In December 1998, the Company borrowed $500,000 from an affiliate of a member of its Board of Directors and $50,000 from an individual investor under convertible promissory notes bearing interest at 6% per annum. These notes were converted to Series C Mandatorily Redeemable Preferred Stock in May 1999 (See
Note 5).

  In February and March 1999, the Company borrowed $4.3 million from various investors under convertible promissory notes bearing interest at 6.0% per annum, including $2.9 million from affiliates of the Company. These notes were converted into Series C Mandatorily Redeemable Preferred Stock in May 1999. In connection with the notes, the Company issued warrants to purchase 79,000 shares of Series C Mandatorily Redeemable Convertible Preferred Stock at $3.70 per share, including 61,000 of such shares to affiliates of the Company. The estimated fair value of the warrants at the grant date was $130,000 and was recorded as interest expense.

                             COBALT NETWORKS, INC.

NOTE 4--RELATED PARTY TRANSACTION

  In August 1999, the Company advanced $500,000 to its Chief Executive Officer. In September 1999, the advance was converted into a full recourse non-interest bearing promissory note payable in four years and is secured by 50,000 shares of Series B Preferred Stock.
NOTE 5--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

  Mandatorily Redeemable Convertible Preferred Stock ("Preferred Stock") at October 1, 1999 consists of the following (in thousands, except share data):

                                          Shares
                                  ---------------------- Liquidation Redemption
                                  Authorized Outstanding   Amount     Amounts
                                  ---------- ----------- ----------- ----------
Series A.........................  3,735,000  3,649,000    $ 3,649    $ 3,649
Series B.........................  3,741,000  3,710,000      8,024      8,024
Series C ........................ 10,134,000  9,820,000     36,335     34,234
                                  ---------- ----------    -------    -------
Balance at October 1, 1999 ...... 17,610,000 17,179,000    $48,008    $45,907
                                  ========== ==========    =======    =======

  During 1997, the Company issued 3,571,000 shares of Series A Preferred Stock at $1.00 per share for net proceeds of approximately $3.0 million and the conversion of $559,000 of notes payable described in Note 3. In July 1998, the Company issued 1,000 shares of Series A Preferred Stock at $1.00 per share for net proceeds of $1,000 upon the exercise of a warrant. In September 1999, the Company issued 77,000 shares of Series A Preferred Stock at $1.00 per share for net proceeds of $77,000 upon the exercise of warrants.

   In July 1998, the Company issued 3,699,000 shares of Series B Preferred Stock at $2.163 per share for net proceeds of approximately $7.2 million and the conversion of $750,000 of notes payable described in Note 3. In September 1999, the Company issued 11,000 shares of Series B Preferred Stock at $2.163 per share for net proceeds at approximately $25,000 upon the exercise of warrants.

  In May 1999, the Company issued 9,814,000 shares of Series C Mandatorily Redeemable Preferred Stock at $3.70 per share for net proceeds of approximately $29.6 million and the conversion of $4.80 million of notes payable described in
Note 3 and above. In connection with the transaction, the Company issued a warrant to purchase 243,000 shares of Common Stock at $3.70 per share. The estimated fair value of the warrants at the date of grant was $402,000, which was recorded as additional paid in capital. In September 1999, the Company issued 6,000 shares of Series C Preferred stock at $3.70 per share for net proceeds of approximately $25,000 upon the exercise of warrants.

  The holders of Preferred Stock have various rights and preferences as follows:

 Voting

  Each share of Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

  As long as at least 750,000 shares of Preferred Stock are outstanding, the Company must obtain approval from two-thirds of the then outstanding shares of Preferred Stock in order to alter the articles of incorporation as related to Preferred Stock, authorize or issue any other equity security senior to or on a parity with Preferred Stock, redeem or purchase any shares of Preferred Stock

                             COBALT NETWORKS, INC.

other than by redemption in accordance with the certificate of incorporation, increase or decrease the number of authorized shares of Preferred Stock, authorize a dividend for any class or series other than Preferred Stock, increase the size of the Board of Directors, or acquire any other company or business.

 Conversion

  Each share of Preferred Stock outstanding is convertible into one share of Common Stock, subject to adjustment for dilution, and will be converted into Common Stock in the event of the closing of a public offering of at least $20,000,000 at a minimum price of $7.50 per share. As of October 1, 1999, the Company had reserved 17,179,000 shares of its Common Stock for issuance upon conversion of the outstanding Preferred Stock.

 Dividends

  Holders of Series A, B and C are entitled to receive cumulative dividends at the per annum rate of $0.10, $0.2163 and $0.37 per share, respectively, when and if declared by the Board of Directors, prior to payment of dividends on Common Stock. No dividends have been declared.

 Liquidation

  In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of the Series B and C are entitled to receive $2.163 and $3.70 per share respectively, plus any declared but unpaid dividends, prior to any distribution to the holders of Series A and Common Stock. Holders of Series A are entitled to receive $1.00 per share, plus any declared but unpaid dividends, prior to distribution to the holders of Common Stock. Any assets remaining after distribution of the preference amounts on the Series A and Common Stock will be distributed on a pro rata basis, assuming conversion of the Preferred Stock.

 Redemption

  The holders of Preferred Stock may cause the Company to redeem their shares after the fifth and before the seventh anniversary of the Series B issue date. Redemption will be at the greater of fair market value or the original purchase price plus accrued but unpaid dividends. During 1998 and nine months ended October 1, 1999, the Company recorded a charge to its accumulated deficit of approximately $828,000 and $1.3 million, respectively related to the accretion to the Preferred Stock redemption value. In connection with the issuance of Series C Preferred Stock in April 1999, the redemption amount was modified to equal the original purchase price plus accrued but unpaid dividends.

NOTE 6--COMMON STOCK:

  Certain shares of Common Stock outstanding were sold under Restricted Stock Purchase Agreements (the "Agreements"). According to the terms of the Agreements, in the event that the purchaser ceases their relationship with the Company, the Company has the right to repurchase shares issued at the original purchase price ("purchase option"), subject to a declining percentage over time. During 1998 and 1997, the Company exercised its purchase option for 255,000 shares and 570,000 shares, respectively, of Common Stock at $0.001 per share. As of October 1, 1999, a total of 1,123,000 shares were subject to repurchase by the Company. Additionally, in the event that the purchase option has lapsed and the purchaser decides to sell their shares, the Company has the first right of refusal with respect to such shares.

                             COBALT NETWORKS, INC.

NOTE 7--STOCK OPTIONS PLAN:

  In April 1997, the Company adopted the Employee Stock Option Plan ( the "Plan"). The Plan provides for the granting of stock options and Common Stock to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. At October 1, 1999, the Company has reserved 6,100,000 shares of Common Stock for issuance under the Plan.

  Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. Options are generally exercisable immediately, subject to repurchase options held by the Company. The repurchase options lapse over a maximum period of five years at such times and under such conditions as determined by the Board of Directors. Options vest over 4 years, 25% after the first year and ratably each month over the remaining 36 months.

  During 1998, the Company issued NSOs to an outside consultant to purchase 25,000 shares of Common Stock at $0.50 per share, the estimated grant date fair market value. The estimated fair value of the options was not material to the financial statements.

  The following table summarizes stock option activity under the Plan:

                                                                       Weighted
                                                                        Average
                                                Options                Exercise
                                               Available     Options     Price
                                               for Grant   Outstanding Per Share
                                               ----------  ----------- ---------
Balance at December 31, 1996..................        --          --    $  --
  Authorized..................................  1,145,000         --       --
  Granted.....................................   (826,000)    826,000    0.008
  Exercised...................................        --     (110,000)   0.001
  Canceled....................................    478,000    (478,000)   0.001
                                               ----------   ---------
Balance at December 31, 1997..................    797,000     238,000
  Authorized..................................  1,405,000         --       --
  Granted..................................... (1,437,000)  1,437,000    0.500
  Exercised...................................        --      (12,000)   0.001
  Canceled....................................     41,000     (41,000)   0.190
                                               ----------   ---------
Balance at December 31, 1998..................    806,000   1,622,000
  Authorized..................................  3,550,000         --       --
  Granted..................................... (2,159,000)  2,159,000     2.66
  Exercised...................................        --     (269,000)    0.22
  Canceled....................................    237,000    (237,000)    0.61
                                               ----------   ---------
Balance at October 1, 1999 ...................  2,434,000   3,275,000
                                               ==========   =========

                             COBALT NETWORKS, INC.

  The following table summarizes information about stock options outstanding and exercisable as of October 1, 1999.

                                                                Options
                               Options Outstanding           Exercisable at
                               at October 1, 1999           October 1, 1999
                       ----------------------------------- ------------------
                                                  Weighted           Weighted
                                 Weighted Average Average            Average
    Range of Exercise  Number of    Remaining     Exercise Number of Exercise
         Prices         Shares   Contractual Life  Price    Shares    Price
   ------------------- --------- ---------------- -------- --------- --------
   $0.001.............    11,000       7.63        $0.001     11,000  $ .001
    0.100.............   665,000       8.44          0.10    665,000    0.10
    0.500.............   595,000       8.91          0.50    595,000    0.50
    1.00 - 1.40.......   166,000       9.43          1.16    166,000    1.16
    1.85 - 2.50....... 1,712,000       9.77          2.35  1,712,000    2.35
    10.00 - 10.25.....   126,000       9.95         10.12    126,000   10.12
                       ---------                           ---------
                       3,275,000                           3,275,000
                       =========                           =========

 Fair value disclosures

  Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net loss for the years ended December 31, 1996, 1997 and 1998 would have been increased to the pro forma amounts indicated in the following table (in thousands, except per share data):

                                 Year Ended December 31,        Nine Months
                               -----------------------------  Ended October 1,
                                 1996      1997      1998           1999
                               --------  --------  ---------  ----------------
   Net loss attributable to
    holders of Common Stock:
     As reported.............. $    (82) $ (1,769) $ (11,306)     $(15,052)
                               ========  ========  =========      ========
     Pro forma................ $    (82) $ (1,774) $ (11,412)     $(15,833)
                               ========  ========  =========      ========
   Basic and diluted net loss
    per share attributable to
    holders of Common Stock:
     As reported..............           $  (4.09) $   (5.48)     $  (4.31)
                                         ========  =========      ========
     Pro forma................           $  (4.11)  $  (5.53)     $  (4.54)
                                         ========  =========      ========

  The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes pricing model with the following assumptions:

                                                 Year Ended
                                                December 31,      Nine Months
                                                --------------  Ended October 1,
                                                 1997    1998         1999
                                                ------  ------  ----------------
   Expected life (years).......................      5       5          5
   Risk free interest rate.....................   6.03%   6.66%       5.8%
   Expected volatility.........................    --      --         --
   Dividend yield..............................    --      --         --

  The estimated weighted average fair value of options granted to purchase shares of common stock under the Plan in 1997, 1998 and the nine months ended October 1, 1999 was $0.01, $0.07 and $3.79 respectively.

                             COBALT NETWORKS, INC.

 Stock Compensation

  In connection with two employee separation agreements in July and September 1999, the Company accelerated the vesting of options to purchase 41,000 Shares of Common Stock. The intrinsic value of these shares amounted to $346,000 and has been recognized as compensation expense.

 Unearned stock compensation

  In connection with certain stock option grants during the period from July 1, 1998, to October 1, 1999, the Company recorded unearned stock compensation cost totaling $8.9 million which is being recognized over the vesting period of the related options of four years. Amortization expense associated with unearned stock compensation totaled $1.2 million for the nine months ended October 1, 1999.

  The Company will record amortization expense associated with unearned stock compensation of $1.2 million in the fourth quarter of fiscal 1999 and $1.2 million, $1.2 million, $865,000 and $626,000 in the first, second, third and fourth quarters of fiscal 2000, respectively.

NOTE 8--EMPLOYEE BENEFIT PLANS:

  The Company sponsors a 401(k) defined contribution plan (the "Plan") covering all eligible employees. Contributions made by the Company are determined annually by the Board of Directors. No contributions have been made to the Plan by the Company.

NOTE 9--INCOME TAXES:

  No provision or benefit for income taxes has been recognized for any of the periods presented as the Company has incurred net operating losses since inception.

  At October 1, 1999, the Company has approximately $18 million and $14 million of net operating loss carryforwards available to offset future taxable income for Federal and California purposes, respectively, which expire beginning in 2011 and 2004, respectively. Under the Tax Reform Act of 1986, the amount of net operating losses that can be utilized may be limited in certain circumstances including, but not limited to, a cumulative stock ownership change of more than 50% over a three-year period.


  Deferred taxes comprise the following (in thousands):

                                                     December 31,
                                                     --------------  October 1,
                                                     1997    1998       1999
                                                     -----  -------  ----------
   Deferred tax assets:
     Depreciation................................... $  (1) $    21   $    80
     Other accruals and liabilities.................    13       84     2,443
     Capitalized startup costs......................   185      148       172
     Research and development credits...............    68      163       166
     Net operating loss and credit carryforwards....   506    3,985     6,992
                                                     -----  -------   -------
     Total deferred tax assets......................   771    4,401     9,853
     Less: Valuation allowance......................  (771)  (4,401)   (9,853)
                                                     -----  -------   -------
   Net deferred tax assets.......................... $ --   $   --    $   --
                                                     =====  =======   =======

                             COBALT NETWORKS, INC.

  For financial reporting purposes, the Company has incurred a loss in each period since its inception. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets for all periods presented.

  A reconciliation between the amount of income tax benefit determined by applying the applicable U.S. statutory income tax rate to pre-tax loss is as follows:

                                 Period from     Year Ended         Nine Months
                              October 18, 1996  December 31,           Ended
                                (Inception) to  ----------------    October 1,
                              December 31, 1996  1997      1998        1999
                              ----------------- ------    ------    -----------
   Federal statutory rate...         (35)%         (35)%     (35)%      (35)%
   State tax, net of federal
    impact..................          (6)%          (6)%      (6)%       (6)%
   Provision for valuation
    allowance on deferred
    tax assets..............          41%           41%       41%        41%
                                     ---        ------    ------        ---
                                      --%           --%       --%        --%
                                     ===        ======    ======        ===

NOTE 10--COMMITMENTS:

  The Company leases office space under a noncancelable operating lease which expires on December 31, 2003. Rent expense for the years ended December 31, 1998 and 1997 was $316,000 and $73,000, respectively. Rent expense for the period ended October 1, 1999 was $627,000.

  Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

       Year Ending
       December 31,
       ------------
        2000............................................................. $  743
        2001.............................................................    794
        2002.............................................................    827
        2003.............................................................    844
                                                                          ------
                                                                          $3,208
                                                                          ======

NOTE 11--CONTINGENCIES:

  Pursuant to the Company's turnkey service and purchase agreement with its subcontract manufacturer, in the event that the agreement is terminated, the Company would be required to purchase remaining surplus or obsolete inventory which is specific to the Company's products.

  On December 4, 1998, Cube Computer Corporation filed suit against the Company claiming the use of the trademark Qube for its server products constitutes a trademark infringement of Cube Computer Corporation's registered Cube trademark for computer hardware products. The Company intends to defend this matter vigorously but is unable to provide an evaluation of the probability of a favorable or unfavorable outcome. Management believes, based on currently available information, the resolution of this matter will not have a material adverse effect on its financial position, results of operations or cash flows.

                             COBALT NETWORKS, INC.

NOTE 12--SUBSEQUENT EVENTS:

Initial Public Offering

  In September 1999, the Company's Board of Directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell 5,750,000 shares of its Common Stock to the Public.

OEM Agreement

  The Company entered into a five-year master supply agreement with Gateway, Inc. ("Gateway") on September 16, 1999, which was subsequently amended on October 26, 1999, to design and manufacture the Company's products to Gateway's specifications for sale by Gateway. The agreement provides for the Company to provide the same levels of technical and warranty support that it provides to its other direct customers.

1999 Stock Option Plan

  In September 1999, the Board adopted the 1999 Employee Stock Purchase Plan (the "Purchase Plan") which will become effective on the date of the Company's initial public offering, and reserved 2,250,000 shares of Common Stock for issuance thereunder. This reserve will be automatically increased on the first day of the fiscal year beginning January 1, 2001, by an amount equal to the lesser of 1,500,000 shares per year, 3% of the number of shares of Common Stock which are issued and outstanding on the last day of the preceding fiscal year or a number of shares determined by the Company's board of directors. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a fiscal year end. The first offering period is expected to begin on the first business day on which quotations for the Company's Common Stock are available. Depending on the effective date, the first Offering Period may be more or less than 24 months long. Offering Periods and Purchase Periods thereafter will begin on the first day of May and November of each year. The price at which the Common Stock is purchased under the Purchase plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable Offering Period or at the end of the purchase period.

1999 Director Option Plan

  In September 1999, the Board adopted the 1999 Director Option Plan (the "Option Plan") which will become effective on the date of the Company's initial public offering, and reserved 400,000 shares of Common Stock for issuance thereunder. This reserve will be automatically increased on the first day of the fiscal year beginning January 1, 2001, by an amount equal to the lesser of 100,000 shares per year, 0.25% of the number of shares of Common Stock which are issued and outstanding on the last day of the preceding fiscal year or a number of shares determined by the Company's board of directors. The option grants under the Option Plan are automatic and non-discretionary, and the exercise price of the options is 100% of the fair market value of the Common Stock on the grant date. The term of the options granted under the Option Plan is ten years. Options vest over 4 years, 25% after the first year and ratably each month over the remaining 36 months.

                                  UNDERWRITING

  Cobalt and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to conditions set forth in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BancBoston Robertson Stephens Inc. and SoundView Technology Group, Inc. are the representatives of the underwriters.

                           Underwriter                          Number of Shares
                           -----------                          ----------------
   Goldman, Sachs & Co. .......................................
   Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
   BancBoston Robertson Stephens Inc. .........................
   SoundView Technology Group, Inc.............................
                                                                   ---------
     Total.....................................................    5,000,000
                                                                   =========

                                ---------------

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from Cobalt to cover such sales. They may exercise that option for 30 days. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Cobalt. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                            Paid by Cobalt
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share............................................. $            $
Total................................................. $            $

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $    per share from the initial public offering price. Any of
these securities dealers may resell any shares purchased from the underwriters
to other brokers or dealers at a discount of up to $    per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

  Cobalt and its directors, officers, employees and other holders of shares of Cobalt's common stock other than as described below have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This restriction does not apply to any issuances under Cobalt's existing employee benefit plans. The underwriters have also agreed that the family of a deceased co-founder may collectively sell up to 100,000 shares in the aggregate beginning 30 days after the date this offering is declared effective provided that the shares are sold through Goldman, Sachs & Co. and at a time agreeable to both Goldman, Sachs & Co. and Cobalt. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

  Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock will be negotiated among Cobalt and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, are Cobalt's historical performance, estimates of Cobalt's business potential and earnings prospects, an assessment of Cobalt's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "COBT".

  In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of this underwriter in stabilizing or short-sale covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  At Cobalt's request, the underwriters have also reserved up to 250,000 shares of the common stock offered hereby for sale, at the initial public offering price, to Cobalt's distributors, suppliers, original equipment manufacturing, open source software developers, friends and family members of employees and other friends of Cobalt through a directed share program. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. There can be no assurance that any of the reserved shares will be so purchased. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.

  Cobalt estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,050,000.

  Cobalt has agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act of 1933. Cobalt has also agreed to indemnify Merrill Lynch & Co., in its capacity as manager of the directed share program, against any losses which Merrill Lynch may incur as a result of the failure of the individuals participating in the directed share program to pay for the directed shares which they had previously agreed to purchase after the effectiveness of the registration statement.

  [Description for EDGAR: Picture of a woman holding 4 Cobalt RaQ server appliances with stacks of Cobalt RaQ server appliances in the background. Underneath the picture is the caption "The Cobalt RaQ" and beneath that is the following text: "Simple. Affordable. The dedicated hosting solution that is less than two inches tall." Beneath this text is the Cobalt logo and the words "Cobalt Networks".]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                --------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  21
Use of Proceeds..........................................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Dilution.................................................................  24
Selected Consolidated Financial Data.....................................  25
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ..........................................................  27
Business.................................................................  38
Management...............................................................  53
Related Party Transactions...............................................  63
Principal Stockholders...................................................  66
Description of Capital Stock ............................................  69
Shares Eligible for Future Sale..........................................  73
Legal Matters............................................................  74
Experts..................................................................  74
Where You Can Find Additional Information................................  75
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

                                --------------

  Through and including     , 1999 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 Shares

                             Cobalt Networks, Inc.

                                  Common Stock

                                --------------

                           [COBALT LOGO APPEARS HERE]

                                --------------

                              Goldman, Sachs & Co.

                              Merrill Lynch & Co.

                               Robertson Stephens

                           SoundView Technology Group



                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

  The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC Registration Fee............................................. $   23,978
   NASD Filing Fee..................................................      9,125
   Nasdaq National Market Listing Fee...............................     95,000
   Printing Costs...................................................    275,000
   Legal Fees and Expenses..........................................    350,000
   Accounting Fees and Expenses.....................................    250,000
   Blue Sky Fees and Expenses.......................................      5,000
   Transfer Agent and Registrar Fees................................     10,000
   Miscellaneous....................................................     31,897
                                                                     ----------
         Total...................................................... $1,050,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

  As permitted by Section 204(a) of the California General Corporation Law, the Registrant's Amended and Restated Articles of Incorporation eliminate a director's personal liability for monetary damages to the Registrant and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions, loans or guarantees. This provision does not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

  Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Articles of Incorporation and Bylaws contain provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended. Prior to the effective date of this Offering, the Registrant will enter into indemnification agreements with its directors and executive officers.

  In connection with its reincorporation in Delaware, the Registrant will be subject to Section 145 of the Delaware General Corporation Law ("Section 145").
Section 145 permits indemnification of
officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145. Upon shareholder approval of such reincorporation, Article VI, Section 6.1, of the Registrant's Bylaws will provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant's request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

  As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of Stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

  The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors' and officers' liability insurance.

  In addition to the foregoing, the Underwriting Agreement contains certain provisions by which the Underwriters have agreed to indemnify the Registrant, each person, if any, who controls the

Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, each officer of the Registrant who signs the Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

Item 15. Recent Sales of Unregistered Securities.

  Since our incorporation in October 1996, we have sold and issued the following securities:

    (1) In May and June 1997 the Registrant issued and sold 4,181,426 shares of Common Stock to employees for $4,181 pursuant to Section 4(2) of the Securities Act.

    (2) In August 1997, the Registrant issued and sold 471,338 shares of Common Stock to three employees for $471 pursuant to Section 4(2) of the Securities Act.

    (3) From August to November 1997, the Registrant issued and sold 3,572,401 shares of Series A Preferred Stock to 13 investors for $3.6 million pursuant to Section 4(2) of the Securities Act.

    (4) In March and April 1998, the Registrant issued and sold 800,000 shares of Common Stock to one employee for $80,000 pursuant to Section 4(2) of the Securities Act.

    (5) In July 1998, the Registrant issued and sold 3,698,910 shares of Series B Preferred Stock to 21 investors for $8.0 million pursuant to
  Section 4(2) of the Securities Act.

    (6) In February 1999, the Registrant issued and sold 100,000 shares of Common Stock to one employee for $50,000 pursuant to Section 4(2) of the Securities Act.

    (7) In May 1999, the Registrant issued and sold 9,813,507 shares of Series C Preferred Stock to 60 investors for $36.3 million pursuant to
  Section 4(2) of the Securities Act.

    (8) In August, September and October 1999, the Registrant issued and sold 76,250 shares of Series A Preferred Stock upon the exercise of warrants to seven stockholders for aggregate consideration of $76,250 pursuant to
  Section 4(2) of the Securities Act.

    (9) In August 1999, the Registrant issued and sold 11,559 shares of Series B Preferred Stock upon the exercise of a warrant to one stockholder for aggregate consideration of $25,000 pursuant to Section 4(2) of the Securities Act.

    (10) In August 1999, the Registrant issued and sold 6,756 shares of Series C Preferred Stock upon the exercise of a warrant to one stockholder for aggregate consideration of $24,997 pursuant to Section 4(2) of the Securities Act.

    (11) Pursuant to Rule 701 promulgated under the Securities Act, from October 18, 1996 to October 1, 1999, the Registrant issued and sold 390,905 shares of Common Stock to employees and consultants for aggregate consideration of $56,809 upon the exercise of stock options pursuant to the Registrant's Employee Stock Plan.

  The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

 Exhibit
 Number  Description of Document
 ------- -----------------------
  1.1*    Form of Underwriting Agreement
  2.1*    Form of Merger Agreement between Cobalt Networks, Inc., a California corporation, and Cobalt Networks, Inc., a Delaware corporation
  3.1*    Certificate of Incorporation of the Registrant, as currently in effect
  3.1.1*  Form of Amended and Restated Certificate of Incorporation of
          Registrant
  3.1.2*  Form of Certificate of Incorporation of the Registrant to be filed after the closing of the offering made under this Registration
          Statement
  3.2*    Bylaws of the Registrant
  3.3*    California Restated Articles of Incorporation
  3.4*    California Bylaws
  4.1*    Specimen Common Stock Certificate
  4.2*    Second Amended and Restated Investors' Rights Agreement, dated April
          30, 1999, by and among the Registrant and certain stockholders of the Registrant
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
 10.1*    Form of Indemnification Agreement between the Registrant and each of its directors and officers
 10.2*    Amended and Restated 1997 Employee Stock Plan
 10.2.1*  Form of Option Agreement under the Employee Stock Plan
 10.3*    1999 Employee Stock Purchase Plan
 10.3.1*  Form of Subscription Agreement under the 1999 Employee Stock
          Purchase Plan
 10.4*    1999 Director Option Plan
 10.4.1*  Form of Option Agreement under 1999 Director Plan
 10.5*    Form of Executive Officer Employment Agreement
 10.6*    Consulting Agreement dated August 30, 1996 by and between the
          Registrant and Techfarm Management, Inc.
 10.7*    Lease Agreement dated August 5, 1998 between Registrant and Renault
          & Handley Solar Ellis Joint Venture for 555 Ellis Street, Mountain
          View, California office
 10.7.1*  Assignment of lease dated September 2, 1998 between Registrant and
          Netscape Communications, Inc.
 10.7.2*  Sublease dated October 28, 1996 between Netscape Communications,
          Inc. and Banta Corporation
 10.7.3*  Addendum One to sublease dated November 6, 1996 among Netscape
          Communications, Inc., Banta Corporation and Renault & Handley Solar
          Ellis Joint Venture
 10.7.4*  Lease dated August 10, 1993 ("Master Lease") between Banta Digital
          Services, Inc. and Renault & Handley Solar Ellis Joint Venture
 10.8*    Employee Option Agreement dated July 15, 1998 between the Registrant and George M. Korchinsky
 10.9*    Employment Offer Letter dated July 20, 1999 from the Registrant to
          Gary Martell
 10.10*   Separation Agreement dated July 28, 1999 by and between the
          Registrant and Robin Porter
 10.11+*  Turnkey Service and Purchase Agreement dated August 31, 1999 by and among the Registrant and SMTC Manufacturing Corporation
 10.12*   Promissory Note and Security Agreement dated August 20, 1999 between the Registrant and Stephen W. DeWitt
 10.13+*  Gateway Master Supply Agreement dated September 16, 1999 between the
          Registrant and Gateway, Inc.

 Exhibit
 Number  Description of Document
 ------- -----------------------
 10.14*   Employment Agreement dated August 31, 1999 between the Registrant and Vivek Mehra
 21.1*    Subsidiaries
 23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.2*    Form of Consent of Counsel (included in Exhibit 5.1)
 24.1*    Power of Attorney
 27.1*    Financial Data Schedule

--------
 * Previously filed
 + Confidential treatment requested

(b) Financial Statement Schedules.

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this Amendment No. 5 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California on November 4, 1999.

                                                   /s/ Stephen W. DeWitt
                                          By: _________________________________
                                                     Stephen W. DeWitt
                                               President and Chief Executive
                                                          Officer


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              Signature                           Title                    Date
              ---------                           -----                    ----

        /s/ Stephen W. DeWitt          President, Chief Executive    November 4, 1999
______________________________________  Officer and Director
          Stephen W. DeWitt             (Principal Executive
                                        Officer)

          /s/ Kenton D. Chow           Vice President Finance and    November 4, 1999
______________________________________  Chief Financial Officer
            Kenton D. Chow              (Principal Financial and
                                        Accounting Officer)

         Gordon A. Campbell*           Chairman of the Board of      November 4, 1999
______________________________________  Directors
          Gordon A. Campbell

           Jordan A. Levy*             Director                      November 4, 1999
______________________________________
            Jordan A. Levy

           Gary F. Bengier*            Director                      November 4, 1999
______________________________________
           Gary F. Bengier

          Stephen J. Luczo*            Director                      November 4, 1999
______________________________________
           Stephen J. Luczo

         Carl F. Pascarella*           Director                      November 4, 1999
______________________________________
          Carl F. Pascarella

          Mark F. Spagnolo*            Director                      November 4, 1999
______________________________________
           Mark F. Spagnolo



*By:   /s/ Stephen W. DeWitt                                         November 4, 1999
  ____________________________________
         Stephen W. DeWitt
          Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number  Description of Document
 ------- -----------------------
  1.1*    Form of Underwriting Agreement
  2.1*    Form of Merger Agreement between Cobalt Networks, Inc., a California corporation, and Cobalt Networks, Inc., a Delaware corporation
  3.1*    Certificate of Incorporation of the Registrant, as currently in effect
  3.1.1*  Form of Amended and Restated Certificate of Incorporation of
          Registrant
  3.1.2*  Form of Certificate of Incorporation of the Registrant to be filed after the closing of the offering made under this Registration
          Statement
  3.2*    Bylaws of the Registrant
  3.3*    California Restated Articles of Incorporation
  3.4*    California Bylaws
  4.1*    Specimen Common Stock Certificate
  4.2*    Second Amended and Restated Investors' Rights Agreement, dated April
          30, 1999, by and among the Registrant and certain stockholders of the Registrant
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
 10.1*    Form of Indemnification Agreement between the Registrant and each of its directors and officers
 10.2*    Amended and Restated 1997 Employee Stock Plan
 10.2.1*  Form of Option Agreement under the Employee Stock Plan
 10.3*    1999 Employee Stock Purchase Plan
 10.3.1*  Form of Subscription Agreement under the 1999 Employee Stock
          Purchase Plan
 10.4*    1999 Director Option Plan
 10.4.1*  Form of Option Agreement under 1999 Director Plan
 10.5*    Form of Executive Officer Employment Agreement
 10.6*    Consulting Agreement dated September 30, 1996 by and between the
          Registrant and Techfarm Management, Inc.
 10.7*    Lease Agreement dated August 5, 1998 between Registrant and Renault
          & Handley Solar Ellis Joint Venture for 555 Ellis Street, Mountain
          View, California office
 10.7.1*  Assignment of lease dated September 2, 1998 between Registrant and
          Netscape Communications, Inc.
 10.7.2*  Sublease dated October 28, 1996 between Netscape Communications,
          Inc. and Banta Corporation
 10.7.3*  Addendum One to sublease dated November 6, 1996 among Netscape
          Communications, Inc., Banta Corporation and Renault & Handley Solar
          Ellis Joint Venture
 10.7.4*  Lease dated August 10, 1993 ("Master Lease") between Banta Digital
          Services, Inc. and Renault & Handley Solar Ellis Joint Venture
 10.8*    Employee Option Agreement dated July 15, 1998 between the Registrant and George Korchinsky
 10.9*    Employment Offer Letter dated July 20, 1999 from the Registrant to
          Gary Martell
 10.10*   Separation Agreement dated July 28, 1999 by and between the
          Registrant and Robin Porter
 10.11+*  Turnkey Service and Purchase Agreement dated August 31, 1999 by and among the Registrant and SMTC Manufacturing Corporation
 10.12*   Promissory Note and Security Agreement dated August 20, 1999 between the Registrant and Stephen W. DeWitt
 10.13+*  Gateway Master Supply Agreement dated September 16, 1999 between the
          Registrant and Gateway, Inc.
 10.14*   Employment Agreement dated August 31, 1999 between the Registrant and Vivek Mehra
 21.1*    Subsidiaries
 23.1     Consent of PricewaterhouseCoopers LLP, Independent Accountants
 23.2*    Form of Consent of Counsel (included in Exhibit 5.1)
 24.1*    Power of Attorney
 27.1*    Financial Data Schedule

-------
 * Previously filed
 + Confidential treatment requested